Exhibit 99.1

SUBMITTED CONFIDENTIALLY TO DIVISION OF CORPORATE FINANCE ON JULY 2, 2012

As filed with the Securities and Exchange Commission on             , 2012

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Seadrill Partners LLC

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	1381	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda +1 (441) 295-9500

(Address and telephone number of Registrant’s principal executive offices)

Watson, Farley & Williams (New York) LLP

1133 Avenue of the Americas

New York, New York 10036

(212) 922-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Catherine S. Gallagher Adorys Velazquez Vinson & Elkins L.L.P. 2200 Pennsylvania Avenue NW, Suite 500W Washington, DC 20037 (202) 639-6500	Sean T. Wheeler Divakar Gupta Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Unit(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited liability company interests		$	$	$

(1)	Includes common units issuable upon exercise of the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2012

PRELIMINARY PROSPECTUS

[SEADRILL PARTNERS LOGO]

Seadrill Partners LLC

             Common Units

Representing Limited Liability Company Interests

$          per common unit

This is the initial public offering of our common units. We currently expect the initial public offering price to be between $          and $          per common unit. We are selling              common units. To the extent the underwriters sell more than common units in this offering, the underwriters have an option to purchase up to              additional common units.

We are a Marshall Islands limited liability company formed by Seadrill Limited, or Seadrill, a leading offshore drilling contractor providing worldwide offshore drilling services to the oil and natural gas industry, to own, operate and acquire offshore drilling rigs. Immediately following this offering, we will own an approximate 30.0% interest in the entities, which we collectively refer to as OPCO, that own and operate our modern and technologically advanced offshore drilling rigs. We are organized as a limited liability company and have elected to be treated as a corporation for U.S. federal income tax purposes. We intend to apply to list the common units on The New York Stock Exchange under the symbol “SDLP.”

We are an “emerging growth company” and we are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.” Investing in our common units involves risks. Please read “Risk Factors” beginning on page 17.

These risks include the following:

•

Because our ownership interest in OPCO currently represents our only cash-generating asset, our cash flow initially will depend completely on OPCO’s ability to make distributions to its owners, including us.

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our units.

•	OPCO must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution.

•	OPCO’s debt levels may limit its or our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

•

Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under OPCO’s existing financing agreements, which would have a material adverse effect on us.

•

Any limitation in the availability or operation of OPCO’s four drilling rigs, or the inability to obtain new and favorable contracts for the drilling rigs upon any termination could have a material adverse effect on us.

•	We depend on certain affiliates of Seadrill, including Seadrill Management, to assist us and OPCO in operating and expanding our business.

•	Unitholders have limited voting rights, and our operating agreement restricts the voting rights of the unitholders owning more than 5.0% of our common units.

•	Seadrill and its affiliates own a controlling interest in us and have conflicts of interest and may favor their own interests to your detriment.

•	You will experience immediate and substantial dilution of $ per common unit.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to Seadrill Partners LLC (before expenses)	$	$

(1)	Excludes an aggregate structuring fee of $ million, or $ million if the underwriters exercise their over-allotment option in full, payable to Citigroup Global Markets Inc.

The underwriters expect to deliver the common units to purchasers on or about , 2012 through the book-entry facilities of the Depository Trust Company.

Citigroup

            , 2012

[INSIDE FRONT COVER ART TO COME]

1

We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

TABLE OF CONTENTS

SUMMARY	1
Seadrill Partners LLC	1
Our Relationship with Seadrill and the Fredriksen Group	2
Business Strategies	3
Competitive Strengths	4
Risk Factors	4
Implications of Being an Emerging Growth Company	4
Formation Transactions	5
Simplified Organizational and Ownership Structure After this Offering	7
Our Management	8
Principal Executive Offices and Internet Address; SEC Filing Requirements	8
Summary of Conflicts of Interest and Fiduciary Duties	8
The Offering	10
Summary Financial and Operating Data	15

RISK FACTORS	17
Risks Inherent in Our Business	17
Risks Inherent in an Investment in Us	39
Tax Risks	48

FORWARD-LOOKING STATEMENTS	51

USE OF PROCEEDS	53

CAPITALIZATION	54

DILUTION	55

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS	56
General	56
Forecasted Results of Operations for the Twelve Months Ending September 30, 2013	58
Forecast Assumptions and Considerations	60
Forecasted Cash Available for Distribution	66

HOW WE MAKE CASH DISTRIBUTIONS	69
Distributions of Available Cash	69
Operating Surplus and Capital Surplus	70
Subordination Period	73
Distributions of Available Cash From Operating Surplus During the Subordination Period	75
Distributions of Available Cash From Operating Surplus After the Subordination Period	75
Seadrill Member Interest	75
Incentive Distribution Rights	76
Percentage Allocations of Available Cash From Operating Surplus	76
Seadrill Member’s Right to Reset Incentive Distribution Levels	77
Distributions From Capital Surplus	80
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels	80
Distributions of Cash Upon Liquidation	80

i

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA	82

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	84
Overview	84
Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects	86
Factors Affecting Our Results of Operations	87
Important Financial and Operational Terms and Concepts	88
Customers	90
Inflation	91
Results of Operations	91
Liquidity and Capital Resources	93
Contractual Obligations	98
Off-Balance Sheet Arrangements	98
Critical Accounting Estimates	98
New Accounting Pronouncements	100
Quantitative and Qualitative Disclosures About Market Risk	100

INDUSTRY	102
Overview	102
Types of Offshore Rigs	102
Outlook	103
Dayrates	104
Crude Oil Fundamentals	107

BUSINESS	111
Overview	111
Our Relationship with Seadrill and the Fredriksen Group	112
Business Strategies	113
Competitive Strengths	113
Fleet and Customers	114
Contract Backlog	117
Drilling Contracts	117
Joint Venture, Agency and Sponsorship Relationships	119
Seasonality	119
Customers	119
Competition	119
Principal Suppliers	120
Crewing and Staff	120
Risk of Loss and Insurance	121
Environmental and Other Regulations in the Offshore Drilling Industry	121
International Maritime Regimes	121
United States	122
Canada	124
Nigeria	127
Angola	127
Other International Operations	127
Regulation of Greenhouse Gas Emissions	128
Properties	128
Legal Proceedings	128
Taxation of the Company	129

MANAGEMENT	130
Management of Seadrill Partners LLC	130
Directors	132
Executive Officers	132
Reimbursement of Expenses of the Seadrill Member	133

Executive Compensation	133
Compensation of Directors	133

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	134

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	135
Distributions and Payments to the Seadrill Member and Its Affiliates	135
Agreements Governing the Transactions	136
OPCO Operating Agreements	141
Other Related Party Transactions	142
Sponsor Credit Facility	142
Joint Venture, Agency and Sponsorship Relationships	143

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES	144
Conflicts of Interest	144
Fiduciary Duties	147

DESCRIPTION OF THE COMMON UNITS	151
The Units	151
Transfer Agent and Registrar	151
Transfer of Common Units	151

THE OPERATING AGREEMENT	153
Organization and Duration	153
Purpose	153
Cash Distributions	153
Capital Contributions	153
Voting Rights	153
Applicable Law; Forum, Venue and Jurisdiction	155
Limited Liability	156
Issuance of Additional Interests	156
Tax Status	157
Amendment of the Operating Agreement	157
Merger, Sale, Conversion or Other Disposition of Assets	159
Termination and Dissolution	160
Liquidation and Distribution of Proceeds	160
Withdrawal or Removal of the Seadrill Member	160
Transfer of Seadrill Member Interest	161
Transfer of Ownership Interests in the Seadrill Member	162
Transfer of Incentive Distribution Rights	162
Change of Management Provisions	162
Limited Call Right	162
Board of Directors	163
Eligible Holder; Redemption	164
Meetings; Voting	164
Status as Member or Assignee	165
Indemnification	165
Reimbursement of Expenses	166
Books and Reports	166
Right to Inspect Our Books and Records	166
Registration Rights	166

UNITS ELIGIBLE FOR FUTURE SALE	168

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	169
Election to be Treated as a Corporation	169
U.S. Federal Income Taxation of U.S. Holders	169
Backup Withholding and Information Reporting	173

NON-UNITED STATES TAX CONSIDERATIONS	174
Marshall Islands Tax Consequences	174

UNDERWRITING	175
Notice to Prospective Investors in the European Economic Area	177
Notice to Prospective Investors in the United Kingdom	178
Notice to Prospective Investors in Germany	178
Notice to Prospective Investors in the Netherlands	179
Notice to Prospective Investors in Switzerland	179

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES	180

LEGAL MATTERS	180

EXPERTS	180

EXPENSES RELATED TO THIS OFFERING	181

WHERE YOU CAN FIND MORE INFORMATION	181

INDUSTRY AND MARKET DATA	182

INDEX TO FINANCIAL STATEMENTS	183

APPENDIX A — Form of First Amended and Restated Limited Liability Company Agreement of Seadrill Partners LLC	A-1

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Unless we otherwise specify, all references to information and data in this prospectus about our business and fleet refer to our business and fleet immediately after the closing of this offering. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements. The information presented in this prospectus assumes, unless otherwise noted, (i) an initial public offering price of $          per common unit, and (ii) that the underwriters’ over-allotment option is not exercised. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common units. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.

All references in this prospectus to “Seadrill Partners,” “we,” “our,” “us,” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including Seadrill Operating LP and Seadrill Capricorn Sarl, unless the context otherwise indicates. Seadrill Operating LP will own: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entities that own the West Capella. Seadrill Capricorn Sarl will own 100% of the West Capricorn. We refer to Seadrill Operating LP and Seadrill Capricorn Sarl collectively, as “OPCO.” All references in this prospectus to “OPCO” when used in a historical context refer to OPCO’s predecessor companies and their subsidiaries, and when used in the present tense or prospectively refer to OPCO and its subsidiaries, collectively, or to OPCO individually, as the context may require. Upon the completion of this offering, we will own (i) a 30.0% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 30.09% economic interest in Seadrill Capricorn Sarl.

References in this prospectus to “Seadrill Member” refer to Seadrill Member LLC, the owner of the Seadrill Member interest, which is the 2.0% limited liability company interest in Seadrill Partners that is represented by the Seadrill Member units. References in this prospectus to “Seadrill” refer, depending on the context, to Seadrill Limited (NYSE: SDRL) and to any one or more of its direct and indirect subsidiaries, other than us. References in this prospectus to “Seadrill Management” are to Seadrill Management AS, a wholly owned subsidiary of Seadrill. References in this prospectus to “ExxonMobil,” “Chevron,” “Total” and “BP” refer to subsidiaries of ExxonMobil Corporation, Chevron Corporation, Total S.A. and BP Plc, respectively, that are OPCO’s customers.

Seadrill Partners LLC

We are a growth-oriented limited liability company recently formed by Seadrill Limited (NYSE: SDRL) to own, operate and acquire offshore drilling rigs. Our drilling rigs are under long-term contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining term of 3.1 years as of June 30, 2012. We intend to grow our position in the offshore drilling market by continuing to provide excellent service to these customers with our modern, technologically advanced fleet. We also intend to leverage the relationships, expertise and reputation of Seadrill to re-contract our fleet under long-term contracts and to identify opportunities to expand our fleet through acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and we believe Seadrill will be motivated to facilitate our growth because of its significant ownership interest in us.

Upon the completion of this offering, we will own (i) a 30.0% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 30.09% economic interest in Seadrill Capricorn Sarl. We will control Seadrill Operating LP through our ownership of its general partner and Seadrill Capricorn Sarl through our ownership of the majority of the voting rights. Seadrill will own the remaining 70.0% limited partner interest in Seadrill Operating LP and 69.91% economic interest in Seadrill Capricorn Sarl.

The following table provides information about OPCO’s initial fleet:

						Current Contract
Rig Name	Year Built	Water Depth (feet)	Drilling Depth (feet)	Location	Client	Start	Expire	Dayrate (US$)
Semi-submersible:
West Aquarius	2009	10,000	35,000	In transit	ExxonMobil	July 2012	December 2012	Transit	(1)
				Canada	Exxon Mobil(2)	January 2013	June 2015	$530,000
				Options	ExxonMobil	June 2015	June 2017	$530,000
West Capricorn(3)	2011	10,000	35,000	USA (Gulf of Mexico)	BP	July 2012	July 2017	$487,000
				Options	BP	July 2017	July 2019	$487,000

Drillship:
West Capella(4)	2008	10,000	35,000	Nigeria	Total	April 2009	April 2014	$544,000
Tender Rig:
West Vencedor(5)	2010	6,500	30,000	Angola	Chevron	March 2010	March 2015	$206,500

(1)	While in transit, the West Aquarius receives a reduced moving rate instead of its standard dayrate under its drilling contract.
(2)	Once the West Aquarius arrives in Canada it will operate under a sub-contract to Statoil ASA. Please read “Business—Drilling Contracts.”
(3)	Excludes estimated amortized rig rate charge payable by the customer of approximately $41,000 per day relating to lump sum mobilization fee, contract revenues and reimbursables prior to the commencement of contract, and a $5,000 per day catering and accommodation rate.
(4)	OPCO will own an approximate 56% interest in the West Capella. The dayrate excludes the estimated contract revenue escalation payable by the customer of approximately 1% of the dayrate.
(5)	The dayrate excludes the estimated contract revenue escalation payable by the customer of approximately 1% of the dayrate.

We intend to leverage our relationship with Seadrill to make accretive acquisitions of drilling rigs from Seadrill and third parties. For example, pursuant to the omnibus agreement that we will enter into with Seadrill at the closing of this offering, we will have the following purchase rights:

•	a right of first offer to purchase additional interests in OPCO; and

•	a right to purchase any drilling rigs acquired or placed under contracts of five or more years after the closing date of this offering.

In addition, we will have the right to purchase the following two tender rigs from Seadrill, either directly or through OPCO, at any time within 24 months after their respective acceptances by their customers:

•

T-15, a tender rig barge due to be completed in the first quarter of 2013, which is capable of drilling in water depths of up to 6,500 feet. The T-15 is expected to enter service in April 2013 with Chevron under a five-year drilling contract; and

•

T-16, a tender rig barge due to be completed in the first quarter of 2013, which is capable of drilling in water depths of up to 6,500 feet. The T-16 is expected to enter service in June 2013 with Chevron under a five-year drilling contract.

Our Relationship with Seadrill and the Fredriksen Group

One of our principal strengths is our relationship with Seadrill and the Fredriksen Group of companies. We expect our relationship with Seadrill to give us access to Seadrill’s relationships with major international oil companies and shipbuilders. We will have access to Seadrill’s customer and supplier relationships and its technical, commercial and managerial expertise, which we believe will allow us to compete more effectively when seeking additional customers.

Upon completion of this offering, Seadrill will own the 2.0% Seadrill Member interest, all of our incentive distribution rights and an additional     % limited liability company interest in us as, well as a 70.0% limited partner interest in Seadrill Operating LP and a 69.91% economic interest in Seadrill Capricorn Sarl, and thus will have significant incentives to contribute to our success.

Seadrill is one of the world’s leading international offshore drilling contractors, providing offshore drilling services to the oil and natural gas industry. As of June 30, 2012, Seadrill owned and operated a fleet of 48 offshore rigs (including OPCO’s drilling rigs), and had an additional 15 rigs under construction. Seadrill’s drilling rig fleet is comprised of jack-up rigs, tender drilling rigs, semi-submersible rigs and drillships, which operate from shallow to ultra-deepwater areas as well as in harsh and benign environments and are contracted to customers throughout the world. Seadrill reported total operating revenues of approximately $4.2 billion in fiscal year 2011.

In addition to our direct relationship with Seadrill, we believe there are opportunities for us to benefit from operational, customer and shipyard-based synergies due to our broader relationship with the Fredriksen Group. Seadrill’s main shareholder, Hemen Holding Ltd., or Hemen Holding, and other related companies are also the main shareholders of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, which we refer to together as the Fredriksen Group. In addition to Seadrill Limited, the Fredriksen Group includes the following companies, among others:

•	Golar LNG Limited, an owner and operator of a fleet of seven liquefied natural gas, or LNG, carriers and two floating storage and regasification units, or FSRUs;

•	Golar LNG Partners LP, a master limited partnership that owns and operates a fleet of two LNG carriers and three FSRUs;

•	Archer Limited, an oil services company specializing in crewing offshore rigs and onshore land rigs, including associated wireline and well services;

•	Frontline Ltd., a crude oil tanker company which operates a fleet of 48 tankers;

•

Ship Finance International Limited, a marine leasing company, with a fleet of 62 vessels, including crude oil tankers, chemical tankers, oil/bulk/ore vessels, dry-bulk carriers, container vessels, offshore supply vessels, one jack-up drilling rig and three ultra-deepwater drilling rigs;

•

Deep Sea Supply PLC, an owner and operator of 23 anchor handling tug supply and platform supply vessels, operating in the North Sea spot market, West Africa, the Mediterranean, South East Asia and Brazil;

•	Northern Offshore Ltd, an owner and operator of five offshore drilling rigs and a floating production unit operating in the Northern U.K. North Sea; and

•	Golden Ocean Group Limited, a dry bulk shipping company that owns a fleet of 17 ships, and manages an additional 11 ships.

We can provide no assurance, however, that we will realize any benefits from our relationship with Seadrill or the Fredriksen Group.

Business Strategies

Our primary business objective is to increase the quarterly cash distributions to our unitholders over time. We intend to accomplish this objective by executing the following strategies:

•

Grow through strategic and accretive acquisitions. We intend to capitalize on opportunities to grow OPCO’s and our fleet of drilling rigs through acquisitions of offshore drilling rigs from Seadrill, either by us or by OPCO, and acquisitions of offshore drilling rigs from third parties. We will have opportunities, pursuant to the omnibus agreement, to acquire additional interests in OPCO, to acquire certain of Seadrill’s other drilling rigs with drilling contracts of five or more years, and to purchase the T-15 and the T-16 tender rigs.

•

Pursue long-term contracts and maintain stable cash flow. We and OPCO will seek to maintain stable cash flows by continuing to pursue long-term contracts and focusing on minimizing operating downtime. Our focus on long-term contracts improves the stability and predictability of our operating cash flows, which we believe will enable us to access equity and debt capital markets on attractive terms and, therefore, facilitate our growth strategy.

•

Provide excellent customer service and continue to prioritize safety as a key element of our operations. We believe that Seadrill has developed a reputation as a preferred offshore drilling contractor and that we can capitalize on this reputation by continuing to provide excellent customer service. We seek to deliver exceptional performance to our customers by consistently meeting or exceeding their expectations for operational performance, including by maintaining high safety standards and minimizing downtime.

•	Maintain a modern and reliable fleet. OPCO has one of the youngest and most technologically advanced fleets in the industry, and plans to maintain a modern and reliable fleet.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read “Risk Factors.”

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•

Relationship with Seadrill. We believe Seadrill will facilitate our acquisition and growth strategy, and we also expect to benefit from Seadrill’s operational expertise and relationships with suppliers and shipyards.

•

Long-term contracts with high quality customers. All of our revenues and associated cash flows are derived from OPCO’s existing multi-year contracts. As of June 30, 2012, our contracts have an average remaining term of 3.1 years, and we believe these contracts enhance the stability and predictability of our revenues.

•

Modern, technologically advanced fleet. We believe that OPCO has one of the most modern, technologically advanced and efficient fleets in the offshore drilling industry, which enables customers to drill wells more efficiently and more reliably than older drilling rigs. All of OPCO’s rigs were built after 2007, with an average age of approximately 2.5 years.

•

Financial flexibility to pursue growth opportunities. Upon the closing of this offering, we expect OPCO to have an undrawn $300 million credit facility with Seadrill and we expect to have access to the debt and equity markets, which will facilitate the execution of our acquisition strategy and enable us to pursue other expansion opportunities.

We can provide no assurance, however, that we will be able to utilize our strengths described above. For further discussion of the risks that we face, please read “Risk Factors.”

Risk Factors

An investment in our common units involves risks associated with our business, our limited liability company structure and the tax characteristics of our common units. Those risks are described under “Risk Factors” beginning on page 17 of this prospectus.

Implications of Being an Emerging Growth Company

Our predecessor had less than $1.0 billion in revenue during its last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of their initial public offering;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common units held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Formation Transactions

General

We were formed in June 2012 as a Marshall Islands limited liability company to hold an interest in OPCO and its subsidiaries, which own and operate a fleet of offshore drilling rigs.

Prior to the closing of this offering, OPCO will acquire (i) a 100% interest in the entities that own and operate the West Aquarius and the West Vencedor, (ii) an approximate 56% interest in the entities that own and operate the West Capella and (iii) a 100% interest in the West Capricorn.

At or prior to the closing of this offering, the following transactions will occur:

•

Seadrill will transfer to us a 30.0% limited partner interest in Seadrill Operating LP and will transfer to us its 100% interest in Seadrill Operating Partners GP LLC, which holds the non-economic general partner interest in Seadrill Operating LP;

•	Seadrill will transfer to us 59% of the Class A voting interests in Seadrill Capricorn Sarl, representing a 30.09% economic interest in Seadrill Capricorn Sarl;

•	we will issue to Seadrill common units and subordinated units, representing a % limited liability company interest in us;

•

we will issue to Seadrill Member LLC, a wholly-owned subsidiary of Seadrill,              Seadrill Member units, representing a 2.0% limited liability company interest in us, and all of our incentive distribution rights, which will entitle the Seadrill Member to increasing percentages of the cash we distribute in excess of $          per unit per quarter;

•

we will issue              common units to the public in this offering, representing a     % limited liability company interest in us, and will use the net proceeds of this offering, estimated at $          million, as partial consideration for our acquisition from Seadrill of our approximate 30.0% interest in OPCO. See “Use of Proceeds;” and

•	we will grant the underwriters a 30-day option to purchase up to additional common units to cover over–allotments, if any.

In addition, at or prior to the closing of this offering:

•

we will enter into an omnibus agreement with Seadrill, the Seadrill Member and others governing, among other things, our and OPCO’s right to purchase the T-15 and the T-16, our rights of first offer on additional equity interests in OPCO, the extent to which Seadrill may compete with us and certain rights to purchase drilling rigs operating under contracts of five or more years;

•

we will enter into a management and administrative services agreement with Seadrill Management, pursuant to which Seadrill Management will agree to provide us management, administrative, financial and other support services;

•

operating subsidiaries of OPCO will enter into advisory, technical and administrative services agreements with affiliates of Seadrill pursuant to which such affiliates will agree to provide OPCO’s operating subsidiaries strategic consulting, advisory, technical and/or administrative services; and

•	we expect OPCO to enter into a $300.0 million revolving credit facility with Seadrill, as the lender.

For further details on our agreements with Seadrill and its affiliates, including amounts involved, please read “Certain Relationships and Related Party Transactions.”

Holding Company Structure

We are a holding entity and will conduct our operations and business through subsidiaries, as is common with publicly traded limited liability companies, to maximize operational flexibility. Initially, we will conduct all of our operations through OPCO and its subsidiaries.

Simplified Organizational and Ownership Structure After this Offering

The following diagram depicts our simplified organizational and ownership structure after giving effect to the offering and related transactions described above, assuming no exercise of the underwriters’ over-allotment option:

	Number of Units	Percentage Ownership
Public Common Units
Seadrill Limited Common Units
Seadrill Limited Subordinated Units
Seadrill Member Units		2.0

		100.0%

*	The 30.09% economic interest is represented by 59% of the Class A voting interests in Seadrill Capricorn Sarl.

Our Management

Our operating agreement provides that our board of directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. Other than our Chief Executive Officer and Chief Financial Officer, we currently do not have any executive officers and will rely on the executive officers of Seadrill or its affiliates, who will perform executive officer services for our benefit pursuant to a management and administrative services agreement and who will be responsible for our day-to-day management subject to the direction of our board of directors. All references in this prospectus to “our officers” include those officers of Seadrill or its affiliates who perform executive officer functions for our benefit.

Our wholly owned subsidiary, Seadrill Operating GP LLC, the general partner of Seadrill Operating LP, will manage Seadrill Operating LP’s operations and activities. Our board of directors has the authority to appoint and elect the directors of Seadrill Operating GP LLC, who in turn will appoint the officers of Seadrill Operating GP LLC. Certain of our directors and officers will also serve as directors or executive officers of Seadrill Operating GP LLC. The partnership agreement of Seadrill Operating LP will provide that certain actions relating to Seadrill Operating LP must be approved by our board of directors. These actions will include, among other things, establishing maintenance and replacement capital and other cash reserves and the determination of the amount of quarterly distributions by Seadrill Operating LP to its partners, including us. In addition, we own 59% of the Class A voting interests in Seadrill Capricorn Sarl and control its operations and activities. Please read “Certain Relationships and Related Party Transactions—OPCO Operating Agreements.”

We will reimburse Seadrill Management for its reasonable costs and expenses incurred in connection with providing management, administrative, financial and other support services to us. In addition, we will pay Seadrill Management a management fee equal to 5% of its costs and expenses incurred in connection with providing these services to us. We expect that we will pay Seadrill Management approximately $8.2 million in total under the management and administrative services agreement for the twelve months ending September 30, 2013. For a more detailed description of this arrangement, please read “Management—Directors,” “Management—Executive Officers” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management and Administrative Services Agreement.”

In addition, OPCO and certain operating subsidiaries of OPCO will enter into an advisory, technical and administrative services agreement with affiliates of Seadrill pursuant to which such affiliates will agree to provide OPCO’s operating subsidiaries strategic consulting, advisory, technical and/or administrative services. We expect that OPCO and its operating subsidiaries will pay affiliates of Seadrill approximately $10.6 million in total under the advisory, technical and administrative services agreements for the twelve months ending September 30, 2013. For a more detailed description of this arrangement, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Advisory, Technical and Administrative Services Agreements.”

Principal Executive Offices and Internet Address; SEC Filing Requirements

Our registered and principal executive offices are located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our phone number is +1 (441) 295-9500. We are in the process of registering in Bermuda as an “overseas company” pursuant to the Bermuda Overseas Companies Act 1981. The purpose of this registration is to permit the company to maintain its principal office in, and to be administered from, Bermuda. We expect to make our periodic reports and other information filed with or furnished to the United States Securities and Exchange Commission, or the SEC, available, free of charge, through our website at www.            .com, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Please read “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer.

Summary of Conflicts of Interest and Fiduciary Duties

The Seadrill Member and our directors have a duty to manage us in a manner beneficial to our unitholders, subject to the limitations described under “Conflicts of Interest and Fiduciary Duties.” This duty is commonly referred to as a “fiduciary duty.” Our directors have fiduciary duties to manage us in a manner beneficial to us, the Seadrill Member and our members. Other than our Chief Executive Officer, our executive officers, including our

Chief Financial Officer, are employed by Seadrill and its affiliates and have fiduciary duties to that entity and not to us. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated members on the one hand, and Seadrill and its affiliates, including the Seadrill Member, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. In particular:

•	certain of our current executive officers and directors also serve as executive officers or directors of Seadrill or Seadrill Management;

•	Seadrill and its other affiliates may compete with us, subject to the restrictions contained in the omnibus agreement; and

•

we have entered into arrangements, and may enter into additional arrangements, with Seadrill and certain of its subsidiaries, relating to the purchase of additional drilling rigs, the provision of certain services to us by Seadrill Management and other matters. In the performance of their obligations under these agreements, Seadrill and its subsidiaries, are not held to a fiduciary duty standard of care to our members, but rather to the standard of care specified in these agreements.

For a more detailed description of our management structure, please read “Management—Directors,” “Management—Executive Officers” and “Certain Relationships and Related Party Transactions.”

Although a majority of our directors will over time be elected by common unitholders, the Seadrill Member will likely have substantial influence on decisions made by our board of directors. Our board of directors will have a conflicts committee composed of independent directors. Our board may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result between the relationships between the Seadrill Member and its affiliates, on the one hand, and us and our unaffiliated members, on the other.

For a more detailed description of the conflicts of interest and fiduciary duties of the Seadrill Member and its affiliates, please read “Conflicts of Interest and Fiduciary Duties.” For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

The Marshall Islands Limited Liability Company Act of 1996, or the Marshall Islands Act, similar to the Delaware Limited Liability Company Act, does not specifically provide that members or directors of limited liability companies have any statutory fiduciary duties. Because the Marshall Islands Act provides that it is to be applied and construed to make it uniform with the Delaware Limited Liability Company Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or “case law” of the courts of the State of Delaware, it is possible that, in the absence of provisions in the operating agreement to the contrary, a Marshall Islands court could determine that certain fiduciary duties would apply to the members and directors of a Marshall Islands limited liability company, in accordance with Delaware case law. Although not free from doubt, we have assumed that the default fiduciary duties applicable to a Delaware limited liability company that does not specify fiduciary duties in its operating agreement would be similarly applicable to the Seadrill Member and our directors. Our operating agreement contains provisions that reduce the standards to which the Seadrill Member and our directors may otherwise be held under Marshall Islands law. For example, our operating agreement limits the liability and reduces any fiduciary duties that the Seadrill Member and our directors may have to our unitholders. Our operating agreement also restricts the remedies available to unitholders. By purchasing a common unit, you are treated as having agreed to be bound by the terms of our operating agreement, and each common unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the operating agreement that might otherwise be considered a breach of fiduciary or other duties under Marshall Islands law. Please read “Conflicts of Interest and Fiduciary Duties” for a description of the fiduciary duties that may otherwise be imposed on the Seadrill Member, its affiliates and our directors under Marshall Islands law, the material modifications of those potential duties contained in our operating agreement and certain legal rights and remedies available to our unitholders under Marshall Islands law.

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise their over-allotment option in full.

Units outstanding after this offering	common units and subordinated units, representing a % and % limited liability company interest in us, respectively.

Use of proceeds	We intend to use the net proceeds from this offering as partial consideration for our acquisition from Seadrill of our approximate 30.0% interest in OPCO.

The net proceeds from any exercise of the underwriters’ over-allotment option will be used to redeem common units from Seadrill.

Cash distributions	We intend to make minimum quarterly distributions of $ per common unit ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the Seadrill Member. In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98.0% to the holders of common units and 2.0% to the Seadrill Member, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

• second, 98.0% to the holders of subordinated units and 2.0% to the Seadrill Member, until each subordinated unit has received a minimum quarterly distribution of $ ; and

• third, 98.0% to all unitholders, pro rata, and 2.0% to the Seadrill Member, until each unit has received an aggregate distribution of $ .

Within 45 days after the end of each fiscal quarter (beginning with the quarter ending , 2012), we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through , 2012 based on the actual length of the period. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

If cash distributions to our unitholders exceed $ per unit in a quarter, holders of our incentive distribution rights (initially, the Seadrill Member) will receive increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” We must distribute all of our cash on hand at the end of each quarter, less reserves established by our board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash,” and we define its meaning in our operating agreement. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

We believe, based on the estimates contained in and the assumptions listed under “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution,” that we will have sufficient cash available for distribution to enable us to pay the minimum quarterly distribution of $ on all of our common and subordinated units for each quarter through September 30, 2013. However, unanticipated events may occur which could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

Please read “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution.”

Subordinated units	Seadrill will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $ per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least $ on each outstanding common and subordinated unit and the corresponding distribution on the 2.0% Seadrill Member interest for any three consecutive four-quarter periods ending on or after September 30, 2017.

For purposes of determining whether the subordination period will end, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period. If the subordination period ends as a result of us having met the tests described above, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

In addition, at any time on or after September 30, 2017, provided there are no arrearages in the payment of the minimum quarterly distribution on the common units and subject to approval by our conflicts committee, the holder or holders of a majority of our subordinated units will have the option to convert each subordinated unit into a number of common units at a ratio that may be less than one-to-one on a basis equal to the percentage of available cash from operating surplus paid out over the previous four-quarter period in relation to the total amount of distributions required to pay the minimum quarterly distribution in full over the previous four quarters.

Please read “How We Make Cash Distributions—Subordination Period.”

Seadrill Member’s right to reset the target distribution levels	The Seadrill Member, as the initial holder of all of our incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and the Seadrill Member has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election, and to receive common units in connection with this reset.

For a more detailed description of the Seadrill Member’s right to reset the target distribution levels upon which the incentive distribution payments are based and the concurrent right of the Seadrill Member to receive common units and the Seadrill Member to receive Seadrill Member units in connection with this reset, please read “How We Make Cash Distributions—Seadrill Member’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in rights of distribution, liquidation and voting, on the terms and conditions determined by our board of directors, without the consent of our unitholders. Please read “Units Eligible for Future Sale” and “The Operating Agreement—Issuance of Additional Interests.”

Board of directors	We will hold a meeting of the members every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. The Seadrill Member has the right to appoint three of the seven members of our board of directors who will serve as directors for terms determined by the Seadrill Member. At our 2013 annual meeting, the common unitholders will elect four of our directors. The four directors elected by our common unitholders at our 2013 annual meeting will be divided into three classes to be elected by our common unitholders annually on a staggered basis to serve for three-year terms. The majority of our directors are expected to be non-United States citizens or residents.

Voting rights	Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 5.0% of any class of units then outstanding, any such units owned by that person or group in excess of 5.0% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our operating agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 5.0% will effectively be redistributed pro rata among the other common unitholders holding less than 5.0% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 5.0% limitation except with respect to voting their common units in the election of the elected directors.

You will have no right to elect the Seadrill Member on an annual or other continuing basis. The Seadrill Member may not be removed except by a vote of the holders of at least 662/3% of the outstanding units, including any units owned by the Seadrill Member and its affiliates, voting together as a single class. Upon consummation of this offering, Seadrill will own the Seadrill Member interest and of our common units and all of our subordinated units, representing a % limited liability company interest in us. If the underwriters’ over-allotment option is exercised in full, Seadrill will own the Seadrill Member interest and of our common units and all of our subordinated units, representing a % limited liability company interest in us. As a result, you will initially be unable to remove the Seadrill Member without its consent because Seadrill will own sufficient units upon completion of this offering to be able to prevent the Seadrill Member’s removal. Please read “The Operating Agreement—Voting Rights.”

Limited call right	If at any time the Seadrill Member and its affiliates own more than 80% of the outstanding common units, the Seadrill Member has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by the Seadrill Member or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. The Seadrill Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

U.S. federal income tax considerations	We are organized as a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, all or a portion of the distributions you receive from us will constitute dividends for such purposes. The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2014, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be approximately % of the total cash distributions received during that period. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions” for the basis for this estimate. Please also read “Risk Factors—Tax Risks” for a discussion of proposed legislation relating to the taxation of dividends. For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Considerations,” and for a discussion of material income tax consequences that may be relevant to prospective unitholders under Marshall Islands law, please read “Non-United States Tax Considerations.”

Exchange listing	We intend to apply to list the common units on The New York Stock Exchange under the symbol “SDLP.”

Summary Financial and Operating Data

The following table presents, in each case for the periods and as of the dates indicated, summary historical financial and operating data of Seadrill Partners LLC Predecessor, which includes the subsidiaries of Seadrill that have interests in the drilling rigs in OPCO’s initial fleet and the associated service companies. The historical financial data of Seadrill Partners LLC Predecessor as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010 are derived from the audited Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor, prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which are included elsewhere in this prospectus.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor and the notes thereto, our unaudited Pro Forma Combined Consolidated Balance Sheet and the notes thereto and our forecasted results of operations for the twelve months ending September 30, 2013, in each case included elsewhere in this prospectus.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Seadrill in the periods for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ending December 31,
	2011	2010
	(in millions, except fleet data)
Statement of Operations Data:
Total operating revenues	$497.2	$478.3
Rig operating expenses(1)	157.5	131.8
Reimbursable expenses(2)	11.7	8.7
Depreciation and amortization	57.8	56.8
General and administrative expenses	17.0	11.4

Total operating expenses	244.0	208.7

Net operating income	253.2	269.6
Interest expense	(31.9)	(35.6)
Loss on interest rate swaps	(52.1)	(22.5)
Foreign exchange loss	(0.5)	—

Income before income taxes	168.7	211.5
Income taxes	(27.6)	(35.0)

Net income	$141.1	$176.5

Balance Sheet Data (at end of period):
Cash and cash equivalents	$15.4	$5.2
Drilling rigs	1,334.6	1,409.5
Total assets	2,210.5	1,893.2
Interest bearing debt (including current portion)	1,330.5	777.3
Owner’s equity	793.0	1,034.7

Cash Flow Data:
Net cash provided by operating activities	$293.6	$244.7
Net cash used in investing activities	(392.3)	(140.6)
Net cash provided by (used in) financing activities	108.9	(114.8)

	Year Ending December 31,
	2011	2010
	(in millions, except fleet data)

Fleet Data:
Number of drilling rigs in operation at end of period	3	3
Average age of drilling rigs in operation at end of period	2.5	1.5

Other Financial Data:
Adjusted EBITDA(3)	$248.7	$294.7
Capital expenditures	392.3	140.6

(1)	Rig operating expenses are related to the drilling rigs we have in operation and include the remuneration of offshore crews and onshore rig supervision staff, as well as expenses for repair and maintenance.
(2)	Reimbursable expenses are incurred at the request of customers, and include provision of supplies, personnel and other services.
(3)	Non-GAAP Financial Measure

Adjusted EBITDA. Earnings before interest, depreciation and amortization, amortization of mobilization revenue and expense and taxes is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, amortization of mobilization revenue and expense and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles adjusted EBITDA to net income, the most directly comparable GAAP financial measure, for the periods presented.

	Year Ended December 31,
	2011	2010
	(in millions)
Net income	$141.1	$176.5
Interest expense	31.9	35.6
Depreciation and amortization	57.8	56.8
Amortization of mobilization revenue and expense(a)	(9.7)	(9.2)
Income taxes	27.6	35.0

Adjusted EBITDA	$248.7	$294.7

(a)	Amortization of mobilization revenue and expense is amortization of lump sum mobilization revenue received prior to the commencement of the drilling contracts net of amortized expense incurred during the mobilization period.

RISK FACTORS

Common units are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

Because our ownership interest in OPCO currently represents our only cash-generating asset, our cash flow initially will depend completely on OPCO’s ability to make distributions to its owners, including us.

Our cash flow initially will depend completely on OPCO’s distributions to us as one of its owners. The amount of cash OPCO can distribute to its owners will principally depend upon the amount of cash it generates from its operations, which may fluctuate from quarter to quarter based on, among other things:

•	the dayrates it obtains under its drilling contracts;

•	the level of its rig operating costs, such as the cost of crews, repair, maintenance and insurance;

•	the levels of reimbursable revenues and expenses;

•	its ability to re-contract its drilling rigs upon expiration or termination of an existing drilling contract and the dayrates it can obtain under such contracts;

•	delays in the delivery of any new drilling rigs and the beginning of payments under drilling contracts relating to those drilling rigs;

•	the timeliness of payments from customers under drilling contracts;

•	prevailing global and regional economic and political conditions;

•	time spent mobilizing drilling rigs to the customer location;

•	changes in local income tax rates;

•	currency exchange rate fluctuations and currency controls; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of its business.

The actual amount of cash OPCO will have available for distribution also will depend on other factors such as:

•

the level of capital and operating expenditures it makes, including for maintaining and replacing drilling rigs or modifying existing drilling rigs to meet client requirements and complying with regulations or to upgrade technology on OPCO’s drilling rigs;

•	its debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in its debt instruments;

•	fluctuations in its working capital needs;

•	number of days of rig downtime or less than full utilization, which would result in a reduction of revenues under a drilling contract;

•	whether we or OPCO exercise the option to purchase the T-15 or the T-16 from Seadrill;

•	the ability to make working capital borrowings and availability under the sponsor credit facility; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors.

OPCO’s operating agreements provide that it will distribute its available cash to its owners on a quarterly basis. OPCO’s available cash includes cash on hand less any reserves that may be appropriate for operating its business. The amount of OPCO’s quarterly distributions, including the amount of cash reserves not distributed, will be determined by our board of directors.

The amount of cash OPCO generates from operations may differ materially from its profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, OPCO may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records net income.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units and subordinated units.

The source of our earnings and cash flow initially will consist exclusively of cash distributions from OPCO. Therefore, the amount of cash distributions we are able to make to our unitholders will fluctuate, initially, based on the level of distributions made by OPCO to its owners, including us, and, in the future, based on the level of cash distributions made by OPCO and any other subsidiaries through which we later conduct operations. OPCO or any such operating subsidiaries may make quarterly distributions at levels that will not permit us to make distributions to our common unitholders at the minimum quarterly distribution level or to increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if OPCO increases or decreases distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by OPCO to us.

Our ability to distribute to our unitholders any cash we may receive from OPCO or any future operating subsidiaries is or may be limited by a number of factors, including, among others:

•	interest expense and principal payments on any indebtedness we incur;

•	restrictions on distributions contained in any of our current or future debt agreements;

•	fees and expenses of us, the Seadrill Member, its affiliates or third parties we are required to reimburse or pay, including expenses we will incur as a result of being a public company; and

•	reserves our board of directors believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions.

Many of these factors will reduce the amount of cash we may otherwise have available for distribution. We may not be able to pay distributions, and any distributions we make may not be at or above our minimum quarterly distribution. The actual amount of cash that is available for distribution to our unitholders will depend on several factors, many of which are beyond the control of us or the Seadrill Member.

The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecast of operating results and cash flows for the twelve months ending September 30, 2013. The financial forecast has been prepared by management and we have not received an opinion or report on it from our or any independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

Our ability to grow may be adversely affected by our cash distribution policy. OPCO’s ability to meet its financial needs and grow may be adversely affected by its cash distribution policy.

Our cash distribution policy, which is consistent with our operating agreement, requires us to distribute all of our available cash each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In addition, OPCO’s cash distribution policy requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution by OPCO, our board of directors will approve the amount of cash reserves to set aside for us and OPCO, including reserves for anticipated maintenance and replacement capital expenditures, working capital and other matters. OPCO will also rely upon external financing sources, including commercial borrowings, to fund its capital expenditures. Accordingly, to the extent OPCO does not have sufficient cash reserves or is unable to obtain financing, its cash distribution policy may significantly impair its ability to meet its financial needs or to grow.

OPCO must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

OPCO must make substantial capital and operating expenditures to maintain and replace, over the long-term, the operating capacity, of its fleet. We estimate that maintenance and replacement capital expenditures for OPCO, of which we will initially own an approximate 30.0% interest, will average approximately $71.8 million per year, including $47.2 million for replacing current drilling rigs at the end of their useful lives. Maintenance and replacement capital expenditures include capital expenditures for maintenance (including special classification surveys) and capital expenditures associated with modifying an existing drilling rig, including to upgrade its technology, acquiring a new drilling rig or otherwise replacing current drilling rigs at the end of their useful lives to the extent these expenditures are incurred to maintain or replace the operating capacity of OPCO’s fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	fleet size;

•	the cost of replacement drilling rigs;

•	the cost of replacement parts for existing drilling rigs;

•	the geographic location of the drilling rigs;

•	length of drilling contracts;

•	governmental regulations and maritime self-regulatory organization and technical standards relating to safety, security or the environment; and

•	industry standards.

Our operating agreement requires our board of directors to deduct estimated maintenance and replacement capital expenditures, instead of actual maintenance and replacement capital expenditures, from operating surplus each quarter in an effort to reduce fluctuations in operating surplus as a result of variations in actual maintenance and replacement capital expenditures each quarter. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted.

Use of cash from operations to expand or maintain OPCO’s fleet will reduce cash available for OPCO to distribute to us and us to distribute to our unitholders. Our ability and that of OPCO to obtain bank financing or our ability to access debt and equity capital markets may be limited by our financial condition or that of OPCO, respectively, at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the offshore drilling industry and contingencies and uncertainties that are beyond our control. Failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit OPCO’s ability to pay distributions to us and our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, both of which could have a material adverse effect on our ability to make cash distributions.

OPCO’s debt levels may limit its or our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

Upon completion of this offering and the related transactions, we estimate that our consolidated debt (including indebtedness outstanding under OPCO’s financing agreements) will be approximately $          million. Following this offering, we will continue to have the ability to incur additional debt. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

OPCO’s level of debt could have important consequences to it and us, including the following:

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the ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited or such financing may not be available on favorable terms;

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we and OPCO will need a substantial portion of our cash flow to make principal (including amortization payments as required by OPCO’s financing agreements) and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	such debt may make us each more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and

•	such debt may limit our and OPCO’s flexibility in responding to changing business and economic conditions.

Our ability to service our consolidated debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our consolidated current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our consolidated debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Furthermore, OPCO’s financing agreements contain cross-default clauses which are linked to other indebtedness of Seadrill. In the event of a default by Seadrill under one of its other credit facilities, we could be adversely affected by the cross-default clauses, even if Seadrill cures any such default.

Financing agreements containing operating and financial restrictions and other covenants may restrict OPCO’s and our business and financing activities.

The operating and financial restrictions and covenants in OPCO’s financing agreements and any of our future financing agreements or those of OPCO, could adversely affect our ability and that of OPCO, respectively, to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, subject to certain exceptions, the financing agreements may restrict our ability or that of OPCO to:

•	enter into other financing agreements;

•	incur additional indebtedness;

•	create or permit liens on our respective assets;

•	sell its drilling rigs or the capital stock of our respective subsidiaries;

•	change the nature of our business;

•	make investments;

•	pay distributions to our unitholders or to us, respectively;

•	change the management and/or ownership of the drilling rigs;

•	make capital expenditures; and

•	compete effectively to the extent our competitors are subject to less onerous restrictions.

For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

OPCO’s ability to comply with the restrictions and covenants, including financial ratios and tests, contained in its financing agreements is dependent on future performance and may be affected by events beyond its control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, OPCO’s ability to comply with these covenants may be impaired. If OPCO is unable to comply with the restrictions and covenants in the agreements governing its indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. OPCO pledges its drilling rigs as security for its indebtedness. If OPCO’s lenders were to foreclose on OPCO’s drilling rigs in the event of a default, this may adversely affect its and our ability to finance future operation or capital needs or to engage, expand or pursue our business activities. In addition, all of OPCO’s loan agreements contain cross-default provisions, meaning that if OPCO is in default under one of its loan agreements, amounts outstanding under its other loan agreements may also be accelerated and become due and payable. If any of these events occur, we cannot guarantee that OPCO’s assets will be sufficient to repay in full all of its outstanding indebtedness, and OPCO may be unable to find alternative financing. Even if OPCO could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make distributions to our unitholders and cause a decline in the market price of our common units. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities.”

Restrictions in OPCO’s debt agreements may prevent it or us from paying distributions.

The payment of principal and interest on OPCO’s debt will reduce cash available for distribution to us and to our unitholders. In addition, OPCO’s current financing agreements contain provisions that, upon the occurrence of certain events, permit lenders to terminate their commitments and/or accelerate the outstanding loans and declare all amounts due and payable, which may prevent us from paying distributions to our unitholders. These events include, among others:

•	a failure to pay any principal, interest, fees, expenses or other amounts when due;

•	a violation of covenants requiring us to maintain certain levels of insurance coverage, minimum liquidity levels, minimum interest coverage ratios and minimum current ratios;

•	a default under any other provision of the financing agreement, as well as a default under any provision of related security documents;

•	a material breach of any representation or warranty contained in the applicable financing agreement;

•	a default under other indebtedness;

•	a failure to comply with a final legal judgment from a court of competent jurisdiction;

•	a bankruptcy or insolvency event;

•	a suspension or cessation of our business;

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the destruction or abandonment of our assets, or the seizure or appropriation thereof by any governmental, regulatory or other authority if the lenders determine such occurrence could have a material adverse effect on our business or our ability to satisfy our obligations under or otherwise comply with the applicable financing agreement;

•	the invalidity, unlawfulness or repudiation of any financing agreement or related security document;

•	an enforcement of any liens or other encumbrances covering our assets; and

•

the occurrence of certain other events that the lenders believe is likely to have a material adverse effect on our business or our ability to satisfy our obligations under or otherwise comply with the applicable financing agreement.

In connection with this offering, we expect OPCO to enter into a $300.0 million revolving credit facility with Seadrill, as the lender, which we refer to as the sponsor credit facility. We expect that the sponsor credit facility will contain customary covenants and provisions relating to events of default. Furthermore, we expect that OPCO’s future financing agreements will contain similar provisions. For more information regarding these financing agreements, please read “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Borrowing Activities.”

Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under OPCO’s existing financing agreements, which would have a material adverse effect on us.

OPCO’s existing financing agreements contain cross-default provisions that may be triggered if Seadrill defaults under the terms of its existing or future financing agreements. In the event of a default by Seadrill under one of its financing agreements, the lenders under OPCO’s existing financing agreements could determine that OPCO is in default under its financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including OPCO’s drilling rigs, even if Seadrill were to subsequently cure its default. In the event of such acceleration and foreclosure, OPCO might not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to make distributions to our unitholders for so long as such default is continuing

The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.

Acquisitions that expand our drilling operations are an important component of our business strategy. For example, we intend to purchase the T-15 and the T-16 from Seadrill if we are able to reach an agreement with Seadrill regarding their purchase price. Under the omnibus agreement that we will enter into with Seadrill in connection with the closing of this offering, we and OPCO will have the right to purchase the T-15 and the T-16 from Seadrill at any time within 24 months after their respective acceptance by the customer under the applicable drilling contract. We will not be obligated to purchase either of these drilling rigs at the applicable determined price, and, accordingly, we may not complete the purchase of either of such drilling rigs.

We believe that other acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our financial condition, results of operations and cash available for distribution could be adversely affected.

Our growth depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices, and may be materially and adversely affected by a decline in the offshore oil and natural gas industry.

The offshore drilling industry is cyclical and volatile. Our growth strategy focuses on expansion in the offshore drilling sector, which depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ drilling programs. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling rigs.

Oil and natural gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves;

•	accidents, severe weather, natural disasters and other similar incidents relating to the oil and natural gas industry; and

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the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth. Sustained periods of low oil and natural gas prices typically result in reduced exploration and drilling because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.

In addition to oil and natural gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling rigs;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and natural gas transportation costs;

•	the level of rig operating costs including crew and maintenance;

•	the discovery of new oil and natural gas reserves; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for drilling rigs and adversely affect our business and results of operations.

We depend on certain affiliates of Seadrill, including Seadrill Management, to assist us and OPCO in operating and expanding our business.

Our ability and that of OPCO to enter into new drilling contracts and expand our customer and supplier relationships will depend largely on our ability to leverage our relationship with Seadrill and its reputation and relationships in the offshore drilling industry. If Seadrill suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing drilling contracts upon their expiration;

•	obtain new drilling contracts;

•	efficiently and productively carry out our drilling activities;

•	successfully interact with shipyards;

•	obtain financing and maintain insurance on commercially acceptable terms;

•	maintain access to capital under the sponsor credit facility we expect OPCO to enter into prior to the closing of this offering; or

•	maintain satisfactory relationships with suppliers and other third parties.

In addition, pursuant to a management and administrative services agreement between us and Seadrill Management, Seadrill Management will provide us with significant management, administrative, financial and other support services. In addition, affiliates of Seadrill will provide advisory, technical and administrative services to OPCO’s fleet pursuant to advisory, technical and administrative services agreements. Our and OPCO’s operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if Seadrill and its affiliates fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read “Certain Relationships and Related Party Transactions.”

OPCO’s drilling contracts may not permit OPCO to fully recoup its costs in the event of a rise in expenses.

OPCO’s drilling contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, all of OPCO’s drilling contracts include escalation provisions. These provisions allow OPCO to adjust the dayrates based on certain published indices. These indices are designed to recompense OPCO for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semi-annually, and therefore may be outdated at the time of adjustment. In addition, the adjustments are normally performed on a semi-annual or annual basis. For these reasons, the timing and amount received as a result of the adjustments may differ from the timing and amount of expenditures associated with actual cost increases, which could adversely affect OPCO’s and our cash flow and ability to make cash distributions.

An increase in operating and maintenance costs could materially and adversely affect our financial performance.

Our operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire offshore drilling industry. During periods after which a rig becomes idle, we may decide to “warm stack” the rig, which means the rig is kept fully operational and ready for redeployment, and maintains most of its crew. As a result, our operating expenses during a warm stacking will not be substantially different than those we would incur if the rig remained active. We may also decide to “cold stack” the rig, which the means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is assigned to an active rig or dismissed. However, reductions in costs following the decision to cold stack a rig may not be immediate, as a portion of the crew may be required to prepare the rig for such storage. Moreover, as our rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling rigs and demand for contract drilling services, which in turn, affect dayrates, and the economic utilization and performance of OPCO’s fleet of drilling rigs. However, operating costs are generally related to the number of drilling rigs in operation and the cost level in each country or region where such drilling rigs are located. In addition, equipment maintenance costs fluctuate depending upon the type of activity that the drilling rig is performing and the age and condition of the equipment. Escalation provisions contained in OPCO’s drilling contracts may not be adequate to substantially mitigate these increased operating and maintenance costs. In connection with new assignments, OPCO might incur expenses relating to preparation for operations under a new contract. The expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized. In situations where OPCO’s drilling rigs incur idle time between assignments, the opportunity to reduce the size of its crews on those drilling rigs is limited as the crews will be engaged in preparing the drilling rig for its next contract. When a drilling rig faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling rigs for stacking and maintenance in the stacking period. Should drilling rigs be idle for a longer period, OPCO may not be successful in redeploying crew members, who are not required to maintain the drilling rigs, and therefore may not be successful in reducing our costs in such cases.

Any limitation in the availability or operation of OPCO’s four drilling rigs could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.

OPCO’s fleet currently consists of two semi-submersible drilling rigs, one drillship and one tender rig. If any of OPCO’s drilling rigs are unable to generate revenues as a result of the expiration or termination of its drilling contracts or sustained periods of downtime, our results of operations and financial condition could be materially adversely affected.

Some of OPCO’s customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. However, such payments may not fully compensate OPCO for the loss of the drilling contract. Under certain circumstances OPCO’s contracts may permit customers to terminate contracts early without the payment of any termination fees as a result of non-performance, total loss of the rigs, extended periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond OPCO’s control. During periods of challenging market conditions, OPCO may be subject to an increased risk of its clients seeking to repudiate their contracts, including through claims of non-performance. OPCO’s customers’ ability to perform their obligations under their drilling contracts may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If a customer cancels its contract, and OPCO is unable to secure a new contract on a timely basis and on substantially similar terms, or if a contract is suspended for an extended period of time or if a contract is renegotiated on different terms, it could adversely affect our business, results of operations and financial condition and may reduce the amount of cash OPCO has available to distribute to us and that we have available for distribution to our unitholders. For more information regarding the termination provisions of OPCO’s drilling contracts, please read “Business—Drilling Contracts.”

OPCO currently derives all its revenue from four customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.

OPCO currently derives all of its revenues and cash flow from four customers. For the year ended December 31, 2011, ExxonMobil accounted for 42%, Total accounted for 41%, and Chevron accounted for 17% of OPCO’s total revenues, respectively. All of OPCO’s drilling contracts have fixed terms, but may be terminated early due to certain events or might nevertheless be lost in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability meet its obligations under our contracts.

If any of OPCO’s drilling contracts are terminated, OPCO may be unable to re-deploy the drilling rig subject to such terminated contract on terms as favorable to it as its current drilling contracts. If OPCO is unable to re-deploy a drilling rig for which the drilling contract has been terminated, OPCO will not receive any revenues from that drilling rig, but it will be required to pay expenses necessary to maintain the drilling rig in proper operating condition. This may cause OPCO to receive decreased revenues and cash flows from having fewer drilling rigs operating in its fleet. The loss of any customers, drilling contracts or drilling rigs, or a decline in payments under any of OPCO’s drilling contracts, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

In addition, our drilling contracts subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore drilling industry, prevailing prices for oil and natural gas, the overall financial condition of the counterparty, the dayrates received for specific types of drilling rigs and the level of expenses necessary to maintain drilling activities. In addition, in depressed market conditions, our customers may no longer need a drilling rig that is currently under contract or may be able to obtain a comparable drilling rig at a lower dayrate. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and cash available for distribution.

OPCO may not be able to renew or obtain new and favorable contracts for drilling rigs whose contracts are expiring or are terminated, which could adversely affect its revenues and profitability.

OPCO’s ability to renew expiring contracts or obtain new contracts will depend on the prevailing market conditions at the time. If OPCO is not able to obtain new contracts in direct continuation with existing contracts, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contracts terms, its revenues and profitability could be adversely affected.

The offshore drilling markets in which we compete experience fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures and supply of capable drilling equipment. The existing drilling contracts for our drilling rigs currently employed are scheduled to expire from April 2014 through June 2017. We cannot guarantee that we will be able to obtain contracts for our drilling rigs currently employed upon the expiration or termination of their current contracts or that there will not be a gap in employment of the rigs between current contracts and subsequent contracts. In particular, if oil and natural gas prices are low, or it is expected that such prices will decrease in the future, at a time when we are seeking to arrange contracts for our drilling rigs, we may not be able to obtain drilling contracts at attractive dayrates or at all.

If the dayrates which we receive for the reemployment of our current drilling rigs are less favorable, we will recognize less revenue from their operations. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling rigs at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, or we may be forced to enter into contracts at unattractive dayrates, which would adversely affect our ability to make distributions to our unitholders.

Competition within the offshore drilling industry may adversely affect us.

The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in the markets OPCO serves, as well as smaller companies. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and client relations. OPCO’s operations may be adversely affected if its current competitors or new market entrants introduce new drilling rigs with better features, performance, price or other characteristics in comparison to OPCO’s drilling rigs, or expand into service areas where OPCO operates. In addition, mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce, the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our financial position, results of operations, cash flows and ability to make distributions to our unitholders.

An economic downturn could have a material adverse effect on our revenue, profitability and financial position.

We and OPCO depend on OPCO’s customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and natural gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas. The world economy is currently facing a number of challenges. As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and natural gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash available for distribution. This includes uncertainty surrounding the sovereign debt and credit crises in certain European countries. In addition, turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries are adding to overall risk. An extended period of adverse development in the outlook for the world economy could reduce the overall demand for oil and natural gas and for our services. Such changes could adversely affect our financial condition, results of operations and ability to make distributions to our unitholders.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing unitholders or preclude us from issuing equity at all. We cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to expand our existing business, complete drilling rig acquisitions or otherwise take advantage of business opportunities as they arise.

Our current backlog of contract drilling revenue may not be ultimately realized.

As of June 30, 2012, our backlog of contract drilling revenues under firm commitments was approximately $2.1 billion. We may not be able to perform under these contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our contracts for various reasons, including those described under “—Certain work stoppages or maintenance or repair work may cause OPCO’s customers to suspend or reduce payment of dayrates until operation of the respective rig is resumed, which may lead to termination or renegotiation of important agreements.” In addition, some of our customers could experience liquidity issues or could otherwise be unable or unwilling to perform under the contract, which could ultimately lead a customer to go into bankruptcy or to otherwise encourage a customer to seek to repudiate, cancel or renegotiate a contract. Our inability or the inability of our customers to perform under our or their contractual obligations could adversely affect our financial position, results of operations and cash available for distribution.

Failure to obtain or retain highly skilled personnel could adversely affect OPCO’s operations.

We believe that competition for skilled and other labor required for OPCO’s drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased. Both the number of rigs in operation is continuing to grow as new units ordered during the period from 2005 to 2008 are being delivered, and additional rigs ordered from September 2010 to date are expected to increase the future demand for offshore drilling crews. In some regions such as Angola and Nigeria, limited availability of qualified personnel, in combination with local regulations focusing on crew composition, is expected to further increase demand for qualified offshore drilling crews, which may increase costs. A continued expansion of the rig fleet, increased demand for drilling services in general, coupled with shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult or costly for OPCO to staff and service its rigs, or do so on economically viable terms. Such developments could adversely affect our financial position, results of operations, cash flows and ability to make distributions to our unitholders. Furthermore, as a result of any increased competition for people and risk for higher turnover, OPCO may experience a reduction in the experience level of its personnel, which could lead to higher downtime and more operating incidents.

Certain work stoppages or maintenance or repair work may cause OPCO’s customers to suspend or reduce payment of dayrates until operation of the respective drilling rig is resumed, which may lead to termination or renegotiation of the drilling contract.

Compensation under OPCO’s drilling contracts is based on daily performance and/or availability of each drilling rig in accordance with the requirements specified in the applicable drilling contract agreement. For instance, when our drilling rigs are idle, but available for operation, OPCO’s customers are entitled to pay a waiting rate lower than the operational rate.

Several factors could cause an interruption of operations, including:

•	breakdowns of equipment and other unforeseen engineering problems;

•	work stoppages, including labor strikes;

•	shortages of material and skilled labor;

•	delays in repairs by suppliers;

•	surveys by government and maritime authorities;

•	periodic classification surveys;

•	severe weather, strong ocean currents or harsh operating conditions; and

•	force majeure events.

In addition, if OPCO’s drilling rigs are taken out of service for maintenance and repair for a period of time exceeding the scheduled maintenance periods set forth in its drilling contracts, we will not be entitled to payment of dayrates until the relevant rig is available for deployment. If the interruption of operations were to exceed a determined period due to an event of force majeure, OPCO’s customers have the right to pay a rate (the “force majeure rate”) that is significantly lower than the waiting rate for a period of time, and, thereafter, may terminate the drilling contracts related to the subject rig. For more details on OPCO’s drilling contracts, see “Business—Drilling Contracts” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Important Financial and Operational Terms and Concepts—Contracted Revenues and Dayrates.” Suspension of drilling contract payments, prolonged payment of reduced rates or termination of any drilling contract agreements as a result of an interruption of operations as described herein could materially adversely affect our financial condition, results of operations and ability to make distributions to our unitholders.

Labor costs and operating restrictions that apply to OPCO could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

A significant portion of OPCO’s employees are represented by collective bargaining agreements. The majority of these employees work in Nigeria and Angola. In addition, some of OPCO’s contracted labor works under collective bargaining agreements. As part of the legal obligations in some of these agreements, OPCO is required to contribute certain amounts to retirement funds and pension plans and is restricted in its ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial condition, results of operations and ability to pay distributions.

An inability to obtain visas and work permits for drilling rig personnel on a timely basis could hurt its operations and have an adverse effect on our business.

OPCO’s ability to operate worldwide depends on obtaining the necessary visas and work permits for the personnel on its drilling rigs to travel in and out of, and to work in, the jurisdictions in which it operates. Governmental actions in some of the jurisdictions in which OPCO operates may make it difficult to move personnel in and out of these jurisdictions by delaying or withholding the approval of these visa and work permits. If visas and work permits cannot be obtained for the employees needed for operating OPCO’s rigs on a timely basis or for third-party technicians needed for maintenance or repairs, OPCO might not be able to perform its obligations under its drilling contracts, which could lead to periods of prolonged downtime or allow OPCO’s customers to cancel the contracts. Any such downtime or cancellation could adversely affect our financial condition, results of operations and ability to make distributions to our unitholders.

OPCO’s business and operations involve numerous operating hazards, and its insurance and indemnities from its customers may not be adequate to cover potential losses from its operations.

OPCO’s operations are subject to hazards inherent in the offshore drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, craterings, fires, explosions and pollution. Contract drilling requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. OPCO’s offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, piracy, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. OPCO customarily provides contract indemnity to its customers for claims that could be asserted by OPCO relating to damage to or loss of our equipment, including rigs, and claims that could be asserted by OPCO or its employees relating to personal injury or loss of life.

Damage to the environment could also result from OPCO’s operations, particularly through spillage of hydrocarbons, fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. OPCO may also be subject to property damage, environmental indemnity and other claims by oil and natural gas companies. OPCO’s insurance policies and drilling contracts contain rights to indemnity that may not adequately cover its losses, and OPCO does not have insurance coverage or rights to indemnity for all risks. There are certain risks, including risks associated with the loss of control of a well (such as blowout, cratering, the cost to regain control of or re-drill the well and remediation of associated pollution), and OPCO’s customers may be unable or willing to indemnify OPCO against such risks. In addition, a court may decide that certain indemnities in OPCO’s current or future contracts are not enforceable. For example, in 2011, a U.S. District Court in the Southern District of Texas invalidated certain contractual indemnities for gross negligence in a drilling master services agreement governed by U.S. maritime law as a matter of public policy. OPCO maintains insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities (except as described below with respect to drilling rigs and equipment in the U.S. Gulf of Mexico, or U.S. GOM). However, pollution and environmental risks generally are not totally insurable.

OPCO’s insurance provides for deductibles for damage to its offshore drilling equipment and third-party liabilities. With respect to hull and machinery OPCO’s insurance provides for a deductible per occurrence of $5 million for all of its fleet. However, in the event of a total loss or a constructive total loss of a drilling rig, such loss is fully covered by its insurance with no deductible. For general and marine third-party liabilities OPCO’s insurance provides for up to a $500,000 deductible per occurrence on personal injury liability for crew claims as well as non-crew claims and per occurrence on third-party property damage.

If a significant accident or other event occurs that is not fully covered by OPCO’s insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect our financial position, results of operations or cash available for distribution. The amount of OPCO’s insurance may also be less than the related impact on enterprise value after a loss. OPCO’s insurance coverage will not in all situations provide sufficient funds to protect it from all liabilities that could result from its drilling operations. OPCO’s coverage includes annual aggregate policy limits. As a result, OPCO retains the risk for any losses in excess of these limits. Any such lack of reimbursement may cause OPCO to incur substantial costs. In addition, OPCO could decide to retain more risk in the future. This results in a higher risk of losses, which could be material, that are not covered by third-party insurance contracts. Specifically, OPCO has elected to not insure for physical damage to rigs and equipment caused by named windstorms in the U.S. GOM due to the substantial costs associated with such coverage. If such windstorms cause significant damage to any rig and equipment OPCO has in the U.S. GOM, it could have a material adverse effect on our financial position, results of operations or cash flows. Moreover, no assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or obtain insurance against certain risks.

An over-supply of drilling rigs may lead to a reduction in dayrates and therefore may materially impact OPCO’s profitability.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling rigs by ordering construction of new drilling rigs. Historically, this has resulted in an over-supply of drilling rigs and has caused a subsequent decline in utilization and dayrates when the drilling rigs have entered the market, sometimes for extended periods of time until the new units have been absorbed into the active fleet. According to ODS-Petrodata, the worldwide fleet of tender rigs, semi-submersible rigs and drillships consisted of 329 units, comprised of 33 tender rigs, 213 semi-submersible rigs and 83 drillships as of June 26, 2012. As of June 26, 2012, an additional 11 tender rigs, 23 semi-submersible rigs and 69 drillships were under construction or on order, which would bring the total fleet to 432 units. A relatively large number of the drilling rigs currently under construction have not been contracted for future work, which may intensify price competition as scheduled delivery dates occur and lead to a reduction in dayrates as the active fleet grows. Any further increase in construction of new units may increase the negative impact on dayrates and utilization. In addition, drilling rigs may be relocated to markets in which we operate, which could exacerbate excess drilling rig supply and lower dayrates in those markets. If a large number of drilling rigs become available around the time of expiration of our drilling contracts, it could depress the dayrate we are able to obtain under a renewed or new contract with respect to our drilling rigs.

Lower utilization and dayrates could adversely affect OPCO’s revenues and profitability, which could affect OPCO’s ability to make distribution to us and us to our unitholders. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on OPCO’s drilling rigs if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling rigs may not be recoverable.

The market value of OPCO’s current drilling rigs and those we or OPCO acquire in the future may decrease, which could cause us to incur losses if we decide to sell them following a decline in their market values.

If the offshore drilling industry suffers adverse developments in the future, the fair market value of OPCO’s drilling rigs may decline. The fair market value of the drilling rigs that OPCO currently owns, or that we or OPCO may acquire in the future, may increase or decrease depending on a number of factors, including:

•	general economic and market conditions affecting the offshore drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling rigs;

•	supply and demand for drilling rigs;

•	costs of newbuilds;

•	prevailing level of drilling services contract dayrates;

•	governmental or other regulations; and

•	technological advances.

If we or OPCO sell any drilling rig at a time when prices for drilling rigs have fallen, such a sale may result in a loss. Such a loss could materially and adversely affect our business prospects, financial condition, liquidity, results of operations and ability of OPCO to pay distributions to us and us to our unitholders.

Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict OPCO’s ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition.

OPCO relies on certain third parties to provide supplies and services necessary for its offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers, OPCO is dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation, combined with a high volume of drilling rigs under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on OPCO’s results of operations and result in rig downtime, and delays in the repair and maintenance of its drilling rigs. Furthermore, most of OPCO’s suppliers are U.S. companies, which means that in the event a U.S. supplier was debarred or otherwise restricted by the U.S. government from delivering product, OPCO’s ability to supply and service its operations could be materially impacted. For example, recently, four international freight forwarding companies, including our principal freight forwarder, CEVA, were debarred for a short period of time by the U.S. government. Because CEVA’s debarment was for a short period of time, our operations were not materially impaired. In addition, through regulation and permitting, certain foreign governments effectively restrict the number of suppliers and technicians available to supply and service our operations in those jurisdictions, which could materially impact our operations. Please see “—Local content policies may impair OPCO’s ability to compete in local jurisdictions, and changes in these policies may adversely affect our financial conditions and results of operations.”

OPCO’s international operations involve additional risks, which could adversely affect our business.

As a result of OPCO’s international operations, we may be exposed to political and other uncertainties, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•

acts of piracy, which have historically affected ocean-going drilling rigs trading in regions of the world such as the South China Sea, the Gulf of Aden off the coast of Somalia, where piracy has increased significantly in frequency since 2008, and off the west coast of Africa;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	U.S. and foreign sanctions or trade embargoes;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.

In addition, international contract drilling operations are subject to various laws and regulations of the countries in which OPCO operates, including laws and regulations relating to:

•	the equipping and operation of drilling rigs;

•	exchange rates or exchange controls;

•	oil and natural gas exploration and development;

•	taxation of offshore earnings and the earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.

It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.

If OPCO’s business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common units could be adversely affected.

U.S. sanctions have been tightened in recent years to target the activities of non-U.S. companies, such as us. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA,” which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as us, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of OPCO would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing versions of U.S. sanctions. From time to time, OPCO may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism in cases where entering into such contracts would not violate U.S. law. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our common units. While we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Moreover, OPCO’s drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us, OPCO or its drilling rigs, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Local content policies may impair OPCO’s ability to compete in local jurisdictions, and changes in these policies may adversely affect our financial conditions and results of operations.

Certain foreign governments, such as those of Nigeria and Angola, favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. For example, the local content policy in Angola requires our customers to develop and implement a plan to increase local Angolan content, including specific goals. In addition, Nigerian laws require one of our subsidiaries to enter into a joint venture with Nigerian investors to own the West Capella. These regulations may adversely affect OPCO’s ability to compete in these contract drilling markets. Further, local content policies may be subject to significant and unpredictable changes, which may lead to greater uncertainty in operational planning in those jurisdictions.

If our drilling rigs fail to maintain their class certification or fail any required survey, that drilling rig would be unable to operate, thereby reducing our revenues and profitability.

Every offshore drilling rig is a registered marine vessel and must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling rig’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The West Aquarius is certified as being “in class” by Det Norske Veritas. Each of the West Capella, the West Capricorn and the West Vencedor is certified as being “in class” by American Bureau of Shipping. If any drilling rig does not maintain its class and/or fails any annual survey or special survey, the drilling rig will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to carry on operations or be employed, could have a material adverse impact on our financial condition, results of operations, and ability to make distributions to our unitholders.

Fluctuations in exchange rates or exchange controls could result in losses to us.

As a result of OPCO’s international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. We may also be unable to collect revenues because of a shortage of convertible currency available to the country of operation, controls over the repatriation of income or capital or controls over currency exchange.

OPCO and the majority of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also US dollars. We do, however, earn revenue and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows.

We are exposed with respect to the West Vencedor, which receives approximately 27% of its dayrate in Euros. In addition, we receive 10% of the West Capella’s revenues in Nigerian Naira. Although we are currently offsetting our Naira revenues with our operating costs denominated in Nigerian Naira, if, in the future, we are required to receive a greater portion of our revenues in Nigerian Naira, we may be unable to offset such revenue with operating expenses owed in Nigerian Naira and, as a result, may incur substantial foreign exchange losses. We do not use foreign currency forward contracts to hedge against this risk.

The Nigerian Naira exchange rate is set by the Nigerian Central Bank, and such rate may not reflect the rates we are able to achieve in the market. Exchanges at market rates may result in substantial foreign exchange losses. In addition, the government of Angola has discussed requiring a certain portion of payments for our drilling contract for the West Vencedor to be made into a local Angolan bank account. If this requirement is enforced, we may be unable to remove such cash from Angola, and if we are able to remove such cash, we may incur substantial foreign exchange losses.

A change in tax laws in any country in which we operate could result in higher tax expense.

We conduct our operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings.

We file periodic tax returns that are subject to review and audit by various revenue agencies in the jurisdictions in which we operate. Taxing authorities may challenge any of our tax positions, at which time we will contest such assessments where we believe the assessments are in error. Determinations by such authorities that differ materially from our recorded estimates, favorably or unfavorably, may have a material impact on our results of operations, financial position or cash available for distribution.

We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits, which could have a material effect on our operations.

The operation of OPCO’s drilling rigs are subject to certain governmental approvals and permits. The permitting rules in most jurisdictions, and the interpretations of those rules, are complex, subject to change, including their interpretations by regulators, all of which may make compliance more difficult or impractical, and may increase the length of time it takes to receive regulatory approval for offshore drilling operations. In many jurisdictions, substantive requirements under environmental laws are implemented through permits and permit renewals. If we fail to timely secure the necessary approvals or permits, OPCO’s customers may have the right to terminate or seek to renegotiate their drilling contracts to OPCO’s detriment. In the future, the amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas or increasing the time needed to obtain necessary environmental permits, could have a material adverse effect on our business, operating results or financial condition.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

OPCO’s operations are subject to numerous environmental laws and regulations in the form of international conventions and treaties, and national, state and local laws and regulations (including those of the United States, Canada, Nigeria, and Angola) in force in the jurisdictions in which its drilling rigs operate or are registered, which can significantly affect the operation of its drilling rigs. The offshore drilling industry is dependent on demand for services from the oil and natural gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, may curtail exploration and development drilling for oil and gas. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lifetime of OPCO’s drilling rigs. OPCO may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of its ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of OPCO’s operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject OPCO to liability without regard to whether it was negligent or at fault. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages.

OPCO’s drilling rigs could cause the release of oil or hazardous substances, especially as its drilling rigs age. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to OPCO, such as costs to upgrade its drilling rigs, clean up the releases, and comply with more stringent requirements in its discharge permits. Moreover, these releases may result in OPCO’s customers or governmental authorities suspending or terminating its operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

If we are able to obtain from our customers some degree of contractual indemnification against pollution and environmental damages, the indemnification may not be applicable in all instances or the customer may not be financially able to comply with its indemnity obligations. In the future, OPCO may not be able to obtain contractual indemnification against pollution and environmental damages.

In addition, we are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Our insurance coverage may not be available in the future, or we may not obtain certain insurance coverage. Even if insurance is available and we have obtained the coverage, the insurance coverage may not be adequate to satisfy our liabilities or its insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.

To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, our business or prospects could be materially adversely affected. Future earnings and cash available for distribution may be negatively affected by compliance with any such new legislation or regulations.

Climate change and regulation of greenhouse gases may have an adverse impact on our business.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Also, a treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our drilling rigs and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Additionally, adverse effects upon the oil and natural gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and natural gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and natural gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Please read “Business—Environmental and Other Regulations in the Offshore Drilling Industry—Regulation of Greenhouse Gas Emissions” below for a more detailed discussion.

The aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout, could negatively impact us.

In the near-term aftermath of the Macondo well blow out incident, the U.S. government on May 30, 2010 imposed a six-month moratorium on certain drilling activities in water deeper than 500 feet in the U.S. GOM and subsequently implemented Notices to Lessees 2010-N05 and 2010 N-06, providing enhanced safety requirements applicable to all drilling activity in the U.S. GOM, including drilling activities in water shallower than 500 feet. On October 12, 2010, the U.S. government lifted the moratorium subject to compliance with the requirements set forth in Notices to Lessees 2010-N05 and 2010-N06. Additionally, all drilling in the U.S. GOM must comply with the Interim Final Rule to Enhance Safety Measures for Energy Development on the Outer Continental Shelf (Drilling

Safety Rule) and the Workplace Safety Rule on Safety and Environmental Management Systems, both of which were issued on September 30, 2010, once they become final. We continue to evaluate these new measures and others to ensure that OPCO’s rigs and equipment are in full compliance, where applicable. As new standards and procedures are being integrated into the existing framework of offshore regulatory programs, we anticipate that there may be increased costs associated with regulatory compliance and delays in obtaining permits for other operations such as recompletions, workovers and abandonment activities.

Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo incident. We are not able to predict the likelihood, nature or extent of additional rulemaking or when the interim rules, or any future rules, could become final. The current and future regulatory environment in the U.S. GOM could impact the demand for drilling rigs in the U.S. GOM in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the U.S. GOM. It is possible that short-term potential migration of rigs from the U.S. GOM could adversely impact dayrates levels and fleet utilization in other regions. Additional governmental regulations concerning licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of OPCO’s operations, and escalating costs borne by its customers, along with permitting delays, could reduce exploration and development activity in the U.S. GOM and, therefore, reduce demand for OPCO’s services. In addition, insurance costs across the industry are expected to increase as a result of the Macondo incident and, in the future, certain insurance coverage is likely to become more costly, and may become less available or not available at all. We cannot predict if the U.S. government will issue new drilling permits in a timely manner, nor can we predict the potential impact of new regulations that may be forthcoming as the investigation into the Macondo well incident continues. Nor can we predict if implementation of additional regulations might subject OPCO to increased costs of operating and/or a reduction in the area of operation in the U.S. GOM. As such, our cash available for distribution and financial position could be adversely affected if our drilling rig operating in the U.S. GOM became subject to the risks mentioned above.

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of unaffiliated drilling rigs in the U.S. GOM. The Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, formerly the Minerals Management Service of the U.S. Department of the Interior, effective October 1, 2011, reorganized into two new organizations, the Bureau of Ocean Energy Management, or BOEM, and the Bureau of Safety and Environmental Enforcement, or BSEE, and issued guidelines for tie-downs on drilling rigs and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling rig fitness that apply through the 2013 hurricane season. These guidelines effectively impose new requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of offshore drilling rigs during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies that operate properties in the U.S. GOM region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for OPCO’s ultra-deepwater drilling rigs, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling rigs may subject OPCO to increased costs and limit the operational capabilities of its drilling rigs, although such risks to the extent possible should rest with OPCO’s clients.

We cannot guarantee that the use of OPCO’s drilling rigs will not infringe the intellectual property rights of others.

The majority of the intellectual property rights relating to OPCO’s drilling rigs and related equipment are owned by its suppliers. In the event that one of OPCO’s suppliers becomes involved in a dispute over infringement of intellectual property rights relating to equipment owned by OPCO, it may lose access to repair services, replacement parts, or could be required to cease use of some equipment. In addition, OPCO’s competitors may assert claims for infringement of intellectual property rights related to certain equipment on its drilling rigs and OPCO may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of technology disputes involving OPCO’s suppliers or competitors could adversely affect its financial results, operations and cash available for distribution. OPCO has provisions in some of its supply contracts to provide indemnity from the supplier against intellectual property lawsuits. However, we cannot be assured that these suppliers will be willing or financially able to honor their indemnity obligations, or guarantee that the indemnities will fully protect OPCO from the adverse consequences of such technology disputes. OPCO also has provisions in some of its client contracts to require the client to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect OPCO from the adverse consequences of such technology disputes.

Failure to comply with the U.S. Foreign Corrupt Practices Act or the UK Bribery Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

OPCO currently operates its drilling rigs in a number of countries throughout the world, including some with developing economies. Also, the existence of state or government-owned shipbuilding enterprises puts OPCO in contact with persons who may be considered “foreign officials” or “foreign public officials” under the U.S. Foreign Corrupt Practices Act of 1977 (or the FCPA) and the Bribery Act 2010 of the Parliament of the United Kingdom (or the UK Bribery Act), respectively. We are committed to doing business in accordance with all applicable anti-corruption laws and have adopted a code of business conduct and ethics, as well as recordkeeping and internal accounting controls, which are consistent and in full compliance with the FCPA and the UK Bribery Act. We are subject, however, to the risk that we, OPCO, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of OPCO’s operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish joint ventures with local operators or strategic partners. For example, in Nigeria, we expect that Seadrill Operating LP will enter into a joint venture that will be fully controlled and approximately 56% owned by Seadrill Operating LP, and will result in a Nigerian joint venture partner owning an effective 1% interest in the West Capella. Seadrill will own the remaining ownership interest in the joint venture. All of these activities involve interaction by our agents with non-U.S. government officials. Even though some of our agents and partners may not themselves be subject to the FCPA, the UK Bribery Act or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Acts of terrorism, piracy and political and social unrest could affect us specifically or, more generally, the markets for drilling services, which may have a material adverse effect on our results of operations.

Acts of terrorism, piracy, and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. OPCO’s drilling operations may be targeted by acts of terrorism, piracy, or acts of vandalism or sabotage carried out by environmental activist groups. In addition, acts of terrorism and political and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. OPCO’s insurance premiums could increase as a result of these events, and coverage may be unavailable in the future.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.

The shipment of goods, services and technology across international borders subjects our business to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions, in particular, are targeted against countries (such as Cuba, Iran, Sudan and Syria, among others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

Risks Inherent in an Investment in Us

Seadrill and its affiliates may compete with us.

Pursuant to the omnibus agreement that we and Seadrill will enter into in connection with the closing of this offering, Seadrill and its controlled affiliates (other than us, the Seadrill Member and our subsidiaries) generally will agree not to acquire, own, operate or contract for certain drilling rigs operating under drilling contracts of five or more years. The omnibus agreement, however, contains significant exceptions that may allow Seadrill or any of its controlled affiliates to compete with us, which could harm our business. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.”

Unitholders have limited voting rights, and our operating agreement restricts the voting rights of the unitholders owning more than 5.0% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the members every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders will be entitled to elect only four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three year terms. The Seadrill Member in its sole discretion will appoint the remaining three directors and set the terms for which those directors will serve. The operating agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect the Seadrill Member, and the Seadrill Member may not be removed except by a vote of the holders of at least 66  2/3 % of the outstanding common and subordinated units, including any units owned by the Seadrill Member and its affiliates, voting together as a single class.

Our operating agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 5.0% of any class of units then outstanding, any such units owned by that person or group in excess of 5.0% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 5.0% will effectively be redistributed pro rata among the other common unitholders holding less than 5.0% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 5.0% limitation except with respect to voting their common units in the election of the elected directors.

The Seadrill Member and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

Following this offering, Seadrill will own a     % limited liability company interest in us (including the 2.0% Seadrill Member interest), assuming no exercise of the underwriters’ over-allotment option, and will own and control the Seadrill Member. We expect that certain of our officers and certain of our directors will be directors and/or officers of Seadrill and its affiliates and, as such, they will have fiduciary duties to Seadrill that may cause them to pursue business strategies that disproportionately benefit Seadrill or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Seadrill and its affiliates (including the Seadrill Member) on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the

Seadrill Member and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our operating agreement limits the fiduciary duties the Seadrill Member and our directors may have to our unitholders and restricts the remedies available to unitholders for actions taken by the Seadrill Member or our directors.” These conflicts include, among others, the following situations:

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neither our operating agreement nor any other agreement requires the Seadrill Member or Seadrill or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Seadrill’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Seadrill, which may be contrary to our interests;

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our operating agreement permits the Seadrill Member to make a number of decisions in its individual capacity, as opposed to in its capacity as the Seadrill Member. Specifically, the Seadrill Member will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consents or withholds consent to any merger or consolidation of the company, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our operating agreement that require a vote of the outstanding units, voluntarily withdraws from the company, transfers (to the extent permitted under our operating agreement) or refrains from transferring its units, the Seadrill Member interest or incentive distribution rights or votes upon the dissolution of the company;

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the Seadrill Member and our directors have limited their liabilities and any fiduciary duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by the Seadrill Member and our directors, all as set forth in the operating agreement;

•	the Seadrill Member is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

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our operating agreement does not restrict us from paying the Seadrill Member or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	the Seadrill Member may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and

•	the Seadrill Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Although a majority of our directors will over time be elected by common unitholders, the Seadrill Member will likely have substantial influence on decisions made by our board of directors. Please read “Certain Relationships and Related Party Transactions,” “Conflicts of Interest and Fiduciary Duties” and “The Operating Agreement.”

Although we control OPCO, we owe duties to OPCO and its other owner, Seadrill, which may conflict with the interests of us and our unitholders.

Conflicts of interest may arise as a result of the relationships between us and our unitholders, on the one hand, and OPCO, and its other owner, Seadrill, on the other hand. Seadrill owns an approximate 70.0% interest in OPCO and controls the Seadrill Member. Because we control OPCO, our directors have fiduciary duties to manage OPCO in a manner beneficial to us. At the same time, our directors have a duty to manage OPCO in a manner beneficial to OPCO’s owners, including Seadrill. Our board of directors may resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.

For example, conflicts of interest may arise in the following situations:

•	the allocation of shared overhead expenses to OPCO and us;

•	the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and OPCO or its subsidiaries, on the other hand;

•	the determination and timing of the amount of cash to be distributed to OPCO’s owners and the amount of cash to be reserved for the future conduct of OPCO’s business;

•	the decision as to whether OPCO should make asset or business acquisitions or dispositions, and on what terms;

•	the determination of the amount and timing of OPCO’s capital expenditures;

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the determination of whether OPCO should use cash on hand, borrow or issue equity to raise cash to finance maintenance or expansion capital projects, repay indebtedness, meet working capital needs or otherwise; and

•	any decision we make to engage in business activities independent of, or in competition with, OPCO.

Certain of our officers face conflicts in the allocation of their time to our business.

Certain of our officers, who are employed by Seadrill and its affiliates and perform executive officer functions for us pursuant to the management and administrative services agreement, are not required to work full-time on our affairs and also perform services for affiliates of the Seadrill Member, including Seadrill. For example, Rune Magnus Lundetræ, who functions as our Chief Financial Officer, also provides services in a similar capacity for Seadrill. The affiliates of the Seadrill Member, including Seadrill, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to the Seadrill Member’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition. Please read “Management.”

Our operating agreement limits the fiduciary duties the Seadrill Member and our directors may have to our unitholders and restricts the remedies available to unitholders for actions taken by the Seadrill Member or our directors.

Our operating agreement provides that our board of directors will have the authority to oversee and direct our operations, management and policies on an exclusive basis. Our operating agreement also contains provisions that reduce the standards to which the Seadrill Member and our directors may otherwise be held by Marshall Islands law. For example, our operating agreement:

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permits the Seadrill Member to make a number of decisions in its individual capacity, as opposed to in its capacity as the Seadrill Member. Where our operating agreement permits, the Seadrill Member may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by the Seadrill Member in its individual capacity will be made by its sole owner, Seadrill. Specifically, pursuant to our operating agreement, the Seadrill Member will be considered to be acting in its individual capacity if it exercises its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the company, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our operating agreement that require a vote of the outstanding units, voluntarily withdraws from the company, transfers (to the extent permitted under our operating agreement) or refrains from transferring its units, the Seadrill Member interest or incentive distribution rights or votes upon the dissolution of the company;

•	provides that the Seadrill Member and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

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generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

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provides that neither the Seadrill Member nor our officers or our directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the Seadrill Member, our directors or officers or those other persons engaged in actual fraud or willful misconduct.

In order to become a member of our company, a common unitholder is required to agree to be bound by the provisions in the operating agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Fees and cost reimbursements, which Seadrill Management will determine for services provided to us, OPCO and its subsidiaries, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

Pursuant to the advisory, technical and administrative service agreements, OPCO will pay fees for services provided to OPCO and its subsidiaries by Seadrill Management (a direct subsidiary of Seadrill) and certain other affiliates of Seadrill, and OPCO will reimburse these entities for all expenses they incur on its behalf. These fees and expenses will include all costs and expenses incurred in providing certain advisory, technical and administrative services to OPCO’s subsidiaries. We expect the amount of these fees and expenses to be approximately $10.6 million for the twelve months ending September 30, 2013.

In addition, pursuant to a management and administrative services agreement, Seadrill Management will provide us with significant management, administrative, financial and other support services. We will reimburse Seadrill Management for its reasonable costs and expenses incurred in connection with the provision of these services. In addition, we will pay Seadrill Management a management fee equal to 5% of its costs and expenses incurred in connection with providing services to us. We expect that we will pay Seadrill Management approximately $8.2 million in total under the management and administrative services agreement for the twelve months ending September 30, 2013.

For a description of the advisory, technical and administrative service agreements and the management and administrative services agreement, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.” The fees and expenses payable pursuant to the advisory, technical and administrative service agreements and the management and administrative services agreement will be payable without regard to our financial condition or results of operations. The payment of fees to and the reimbursement of expenses of Seadrill Management and certain other affiliates of Seadrill could adversely affect our ability to pay cash distributions to you.

Our operating agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or the Seadrill Member, and even if public unitholders are dissatisfied, they will be unable to remove the Seadrill Member without Seadrill’s consent, unless Seadrill’s ownership interest in us is decreased; all of which could diminish the trading price of our common units.

Our operating agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or the Seadrill Member.

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The unitholders will be unable initially to remove the Seadrill Member without its consent because the Seadrill Member and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the Seadrill Member. Following the closing of this offering, Seadrill will own     % of the outstanding common and subordinated units, assuming no exercise of the underwriters’ over-allotment option.

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If the Seadrill Member is removed without “cause” during the subordination period and units held by the Seadrill Member and Seadrill are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and the Seadrill Member will have the right to convert its Seadrill Member interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of the Seadrill Member under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the Seadrill Member interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the Seadrill Member liable for actual fraud or willful or wanton misconduct in its capacity the Seadrill Member. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by the Seadrill Member, so the removal of the Seadrill Member because of the unitholders’ dissatisfaction with the Seadrill Member’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders will be entitled to elect only four of the seven members of our board of directors. The Seadrill Member in its sole discretion will appoint the remaining three directors.

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Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors will be selected each year. In addition, the directors appointed by the Seadrill Member will serve for terms determined by the Seadrill Member.

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Our operating agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

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Unitholders’ voting rights are further restricted by the operating agreement provision providing that if any person or group owns beneficially more than 5.0% of any class of units then outstanding, any such units owned by that person or group in excess of 5.0% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 5.0% will effectively be redistributed pro rata among the other common unitholders holding less than 5.0% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 5.0% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our operating agreement on our ability to issue additional equity securities.

The effect of these provisions may be to diminish the price at which the common units will trade.

The control of the Seadrill Member may be transferred to a third party without unitholder consent.

The Seadrill Member may transfer its Seadrill Member interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our operating agreement does not restrict the ability of the members of the Seadrill Member from transferring their respective limited liability company interests in the Seadrill Member to a third party.

If we cease to control OPCO, we may be deemed to be an investment company under the Investment Company Act of 1940.

If we cease to manage and control OPCO and are deemed to be an investment company under the Investment Company Act of 1940 because of our ownership of OPCO interests, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage, and require us to add additional directors who are independent of us or our affiliates.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Seadrill and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. Upon the closing of this offering and assuming no exercise of the underwriters’ over-allotment option, Seadrill will own              common units and             subordinated units and all of the incentive distribution rights (through its ownership of the Seadrill Member). Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

You will experience immediate and substantial dilution of $         per common unit.

The assumed initial public offering price of $         per common unit exceeds pro forma net tangible book value of $         per common unit. Based on the assumed initial public offering price, you will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed by the Seadrill Member and its affiliates are recorded at their historical cost, and not their fair value, in accordance with U.S. GAAP. Please read “Dilution.”

The Seadrill Member, as the initial holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to the Seadrill Member’s incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

The Seadrill Member, as the initial holder of all of the incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and the Seadrill Member has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by the Seadrill Member, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, the Seadrill Member will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to the Seadrill Member on the incentive distribution rights in the prior two quarters. We anticipate that the Seadrill Member would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that the Seadrill Member could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to the Seadrill Member in connection with resetting the target distribution levels related to the Seadrill Member’s incentive distribution rights. Please read “How We Make Cash Distributions—Incentive Distribution Rights” and “How We Make Cash Distributions—Seadrill Member’s Right to Reset Incentive Distribution Levels.”

We may issue additional equity securities, including securities senior to the common units, without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

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because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $         per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See “How We Make Cash Distributions—Subordination Period,” “—Distributions of Available Cash From Operating Surplus During the Subordination Period” and “—Distributions of Available Cash From Operating Surplus After the Subordination Period.”

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

OPCO’s operating agreements provide that our board of directors will approve the amount of reserves from OPCO’s cash flow that will be retained by OPCO to fund its future operating and capital expenditures. Our operating agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating and capital expenditures. These reserves also will affect the amount of cash available for distribution by OPCO to us and by us to our unitholders. In addition, our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in Our Business—OPCO must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,” our operating agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

The Seadrill Member has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time the Seadrill Member and its affiliates own more than 80% of the common units, the Seadrill Member will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. The Seadrill Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the limited call right, please read “The Operating Agreement—Limited Call Right.”

At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, Seadrill, which owns and controls the Seadrill Member, will own     % of our common units. At the end of the              subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ over-allotment option and the conversion of our subordinated units into common units, Seadrill will own     % of our common units.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our operating agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only              publicly traded common units, assuming no exercise of the underwriters’ over-allotment option. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

Common units held by unitholders who are not Eligible Holders will be subject to redemption.

We have adopted certain requirements regarding those investors who own our common units. As used in this prospectus, the term Eligible Holder is defined herein and refers to certain U.S. individuals and certain entities owned by such U.S. individuals. Unitholders who are not persons or entities who meet the requirements to be an Eligible Holder run the risk of having their units redeemed by us at the lower of their purchase price cost or the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our board of directors. Please read “Description of the Common Units—Transfer of Common Units” and “The Operating Agreement—Eligible Holder; Redemption.”

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, members who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited liability company for the distribution amount. Assignees who become substituted members are liable for the obligations of the assignor to make contributions to the company that are known to the assignee at the time it became members and for unknown obligations if the liabilities could be determined from the operating agreement. Liabilities to members on account of their limited liability company interest and liabilities that are non-recourse to the company are not counted for purposes of determining whether a distribution is permitted.

We have no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited liability company.

We have no history operating as a separate publicly traded entity. As a publicly traded limited liability company, we will be required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act, the SEC and the securities exchange on which our common units will be listed. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded limited liability company will be approximately $         million annually, and will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent fees, audit fees, legal fees, incremental director and officer liability insurance costs and officer and director compensation.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” as described under “Summary—Implications of Being an Emerging Growth Company.” We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of the our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

We have been organized as a limited liability company under the laws of the Republic of the Marshall Islands, which does not have a well developed body of limited liability company law.

Our limited liability company affairs are governed by our operating agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited liability company laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Limited Liability Company Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited liability company statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of the Seadrill Member and our directors under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by the Seadrill Member and our officers and directors than would unitholders of a similarly organized limited liability company in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, the Seadrill Member is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of the Seadrill Member or our directors or officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

Tax Risks

In addition to the following risk factors, you should read “Business—Taxation of the Company,” “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

We will be subject to taxes, which will reduce our cash available for distribution to you.

Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us, OPCO or our or its subsidiaries in jurisdictions in which operations are conducted. Please read “Business—Taxation of the Company.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of “passive income” or at least 50.0% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, and an opinion of our U.S. counsel, Vinson & Elkins L.L.P., we believe that we will not be a PFIC for our 2012 taxable year, and we expect that we will not be treated as a PFIC for any future taxable year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from our present drilling contracts should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our 2012 taxable year and each future year will arise from such drilling contracts or other income our U.S. counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our 2012 taxable year or any future year.

While we have received an opinion of our U.S. counsel in support of our position, our counsel has advised us that the conclusions in this area are not free from doubt and the U.S. Internal Revenue Service, or IRS, or a court could disagree with this opinion and our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of previously proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2013 or later will be taxed at graduated tax rates applicable to ordinary income. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

In addition, legislation that was previously proposed in the U.S. Congress would, if enacted, deny the preferential rate of U.S. federal income tax imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation if the non-U.S. corporation is created or organized under the laws of a jurisdiction that does not have a comprehensive income tax system. Because the Marshall Islands imposes only limited taxes on entities organized under its laws, it is likely that, if this legislation were reintroduced and enacted, the preferential tax rates of federal income tax discussed above and under “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions” would not be applicable to distributions received from us.

The ratio of dividend income to distributions on our common units is subject to business, economic and other uncertainties as well as tax reporting positions with which the IRS may disagree, which could result in a higher ratio of dividend income to distributions and adversely affect the value of our common units.

We estimate that approximately     % of the total cash distributions made to a purchaser of common units in this offering who owns those units from the date of this offering through December 31, 2014 will constitute dividend income. The remaining portion of the distributions will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based on certain assumptions that are subject to business, economic, regulatory, competitive and political uncertainties beyond our control. In addition, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. As a result of these uncertainties, these estimates may be incorrect and the actual percentage of total cash distributions that will constitute dividend income could be higher, and any difference could adversely affect the value of the common units. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions.”

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus which are not historical facts (including our financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements and assumptions concerning OPCO) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we and OPCO operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	forecasts of our ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•	the ability to borrow under the sponsor credit facility;

•	future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the failure of OPCO’s drilling rigs to perform satisfactorily or to our expectations;

•	fluctuations in the international price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling rigs;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	severe weather events and natural disasters;

•	our ability to meet any future capital expenditure requirements;

•	our ability to maintain operating expenses at adequate and profitable levels;

•	incurrence of cost overruns in the maintenance or other work performed on OPCO’s drilling rigs;

•	our ability to conduct and obtain investment for business activities involving U.S. sanctioned countries, entities and individuals;

•	our ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	our ability to purchase drilling rigs from Seadrill in the future, including the T-15 and T-16;

•	increasing our ownership interest in OPCO;

•	delay in, payments by, or disputes with OPCO’s customers under its drilling contracts;

•	OPCO’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	OPCO’s ability to re-deploy its drilling rigs upon termination of its existing drilling contracts at profitable dayrates;

•	our ability to respond to new technological requirements in the areas in which we operate;

•	the occurrence of any accident involving OPCO’s drilling rigs or other drilling rigs in the industry;

•

changes in governmental regulations that affect us or OPCO and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	increased competition in the offshore drilling industry and other actions of competitors, including decisions to deploy drilling rigs in the areas in which OPCO currently operates;

•	the increased availability on a timely basis of drilling rigs, supplies, personnel and oil field services in the areas in which OPCO operates;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	our or OPCO’s ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•

our anticipated incremental general and administrative expenses as a publicly traded limited liability company and our fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreement;

•	the anticipated taxation of our company and distributions to our unitholders;

•	future sales of our common units in the public market; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.” The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from the sale of              common units offered by this prospectus, assuming an initial public offering price of $         per unit and after deducting estimated underwriting discounts and commissions and structuring fees and paying estimated offering expenses. We intend to use the net proceeds from this offering as partial consideration for our acquisition from Seadrill of our approximate 30.0% interest in OPCO.

We have granted the underwriters a 30-day option to purchase up to              additional common units to cover over-allotments, if any. If the underwriters exercise their over-allotment option, we will use the net proceeds to redeem common units from Seadrill.

A $1.00 increase or decrease in the assumed initial public offering price of $         per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and commissions and offering expenses payable by us, to increase or decrease, respectively, by approximately $         million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $         per common unit, would increase net proceeds to us from this offering by approximately $         million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $         per common unit, would decrease the net proceeds to us from this offering by approximately $         million.

CAPITALIZATION

The following table sets forth:

•	our historical cash and capitalization as of December 31, 2011; and

•

our pro forma cash and capitalization as of December 31, 2011, which reflects this offering and the other transactions described in the unaudited Pro Forma Combined Consolidated Balance Sheet included elsewhere in this prospectus.

The following table is derived from and should be read together with the historical Combined Consolidated Carve-out Financial Statements and the Pro Forma Combined Consolidated Balance Sheet and the accompanying notes contained elsewhere in this prospectus. You should also read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2011
	Historical	Pro Forma
	(in millions)
Cash and cash equivalents	$15.4

Debt:(1)
Sponsor credit facility(2)	—
Current portion of long-term debt	180.9
Non-current portion of long-term debt	1,149.6

Total debt	1,330.5

Equity:
Owner’s/members’ equity	793.0
Held by public:
Common units	—
Held by the Seadrill Member and its affiliates:
Common units	—
Subordinated units	—
Seadrill Member units	—
Equity attributable to Seadrill Partners LLC	793.0
Non-controlling interest(3)	—

Total capitalization(4)	$2,123.5	$

(1)	All of our outstanding debt is secured by OPCO’s drilling rigs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities.”
(2)	At or prior to the closing of this offering, OPCO will enter into the sponsor credit facility with Seadrill. We do not expect OPCO to draw under this credit facility at the closing of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities—Sponsor Credit Facility.”
(3)	Prior to the closing of this offering, we will acquire (i) a 30.0% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 30.09% economic interest in Seadrill Capricorn Sarl. Seadrill will own the remaining 70.0% limited partner interest in Seadrill Operating LP and 69.91% economic interest in Seadrill Capricorn Sarl.
(4)	A $1.00 increase or decrease in the assumed initial public offering price of $ per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and commissions and offering expenses payable by us, to increase or decrease, respectively, by approximately $ million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $ per common unit, would increase net proceeds to us from this offering by approximately $ million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $ per common unit, would decrease the net proceeds to us from this offering by approximately $ million.

DILUTION

Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. Based on the initial public offering price of $         per common unit, on a pro forma basis as of December 31, 2011, after giving effect to this offering of common units, the application of the net proceeds in the manner described under “Use of Proceeds” and the formation and contribution transactions related to this offering, our pro forma net tangible book value would have been $         million, or $         per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per common unit before this offering(1)	$
Increase in net tangible book value per common unit attributable to purchasers in this offering

Less: Pro forma net tangible book value per common unit after this offering(2)

Immediate dilution in net tangible book value per common unit to purchasers in this offering		$

(1)	Determined by dividing the total number of units ( common units, subordinated units and the 2.0% Seadrill Member interest represented by Seadrill Member units, assuming no exercise of the underwriters’ over-allotment option) to be issued to the Seadrill Member and its affiliates for their contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units ( common units, subordinated units and the 2.0% Seadrill Member interest represented by Seadrill Member units, assuming no exercise of the underwriters’ over-allotment option) to be outstanding after this offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.
(3)	Each $1.00 increase or decrease in the assumed public offering price of $ per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $ million, or approximately $ per common unit, and dilution per common unit to investors in this offering by approximately $ per common unit, after deducting the estimated underwriting discount and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed offering price to $ per common unit, would result in a pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. Similarly, a decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed public offering price to $ per common unit, would result in an pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the Seadrill Member and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
Seadrill Member and its affiliates(1)(2)			%	$		%
New investors

Total			%	$		%

(1)	Upon consummation of the transactions contemplated by this prospectus, the Seadrill Member and its affiliates will own an aggregate of common units, subordinated units and the 2.0% Seadrill Member interest represented by Seadrill Member units, assuming no exercise of the underwriters’ over-allotment option.
(2)	The assets contributed by the Seadrill Member and its affiliates were recorded at historical book value, rather than fair value, in accordance with U.S. GAAP. Book value of the consideration provided by the Seadrill Member and its affiliates, as of December 31, 2011, was $ .

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

Our wholly owned subsidiary, Seadrill Operating GP LLC, the general partner of Seadrill Operating LP, will manage Seadrill Operating LP’s operations and activities. Our board of directors has the authority to appoint and elect the directors of Seadrill Operating GP LLC, who in turn will appoint the officers of Seadrill Operating GP LLC. Certain of our directors and officers will also serve as directors or executive officers of Seadrill Operating GP LLC. The partnership agreement of Seadrill Operating LP will provide that certain actions relating to Seadrill Operating LP must be approved by our board of directors. These actions will include, among other things, establishing maintenance and replacement capital and other cash reserves and the determination of the amount of quarterly distributions by Seadrill Operating LP to its partners, including us. In addition, we own 59% of the Class A voting interests in Seadrill Capricorn Sarl and control its operations and activities. Please read “Certain Relationships and Related Party Transactions—OPCO Operating Agreements.”

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. We will generally finance any expansion capital expenditures from external financing sources, including borrowings from commercial banks and the issuance of equity and debt securities. Our cash distribution policy is consistent with the terms of our operating agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our operating agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

The board of directors of Seadrill Operating LP’s general partner, Seadrill Operating GP LLC (subject to approval by our board of directors), has authority to establish reserves for the prudent conduct of its business. In addition our board of directors controls Seadrill Capricorn Sarl and has the authority to establish reserves for the prudent conduct of its business. The establishment of these reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated cash distribution policy.

•

Our ability to make cash distributions will be limited by restrictions on distributions under OPCO’s financing agreements. OPCO’s financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If OPCO is unable to satisfy the restrictions included in any of its financing agreements or is otherwise in default under any of those agreements, it could have a material adverse effect on OPCO’s ability to make cash distributions to us and our ability to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this prospectus in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities.”

•

OPCO will be required to make substantial capital expenditures to maintain and replace its fleet. These expenditures may fluctuate significantly over time, particularly as drilling rigs near the end of their useful lives. In order to minimize these fluctuations, we are required to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•

Although our operating agreement requires us to distribute all of our available cash, our operating agreement, including provisions requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our operating agreement may not be amended without the approval of a majority of the units held by non-affiliated common unitholders. After the subordination period has ended, our operating agreement can be amended with the approval of a majority of the outstanding common units, including those held by Seadrill. At the closing of this offering, Seadrill will own approximately     % of our common units and all of our subordinated units. Please read “The Operating Agreement—Amendment of the Operating Agreement.”

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our operating agreement.

•	Under Section 40 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to, among other things, changes in our business, including decreases in total operating revenues, decreases in dayrates, the loss of a drilling rig, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Risk Factors” for a discussion of these factors.

Our ability to make distributions to our unitholders depends on the performance of our controlled affiliates, including OPCO, and their ability to distribute cash to us. Upon the closing of this offering, our interest in OPCO will be our only cash-generating asset. The ability of our controlled affiliates, including OPCO, to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow Depends on Our and OPCO’s Ability to Access External Capital

Because we and OPCO distribute all of our respective available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. We expect that we and OPCO will rely upon external financing sources, including commercial borrowings and the issuance of debt and equity securities, to fund acquisitions and capital expenditures. As a result, to the extent we or OPCO are unable to finance growth externally, the cash distribution policy will significantly impair our and OPCO’s ability to grow. To the extent we issue additional units in connection with any acquisitions or capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our operating agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by OPCO or us to finance growth would result in increased interest expense, which in turn may affect the available cash that OPCO has to distribute to us and that we have to distribute to our unitholders.

Initial Distribution Rate

Upon completion of this offering, our board of directors will adopt a policy pursuant to which we will declare an initial quarterly distribution of $         per unit for each complete quarter, or $         per unit on an annualized

basis, to be paid no later than 45 days after the end of each fiscal quarter (beginning with the quarter ending             , 2012). This equates to an aggregate cash distribution of $         million per quarter, or $         million per year, in each case based on the number of common units, subordinated units and Seadrill Member units outstanding immediately after completion of this offering. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

The table below sets forth the number of common units, subordinated units and Seadrill Member units that will be outstanding upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis).

Distributions
	Number of Units	One Quarter(2)	Four Quarters
Common units		$	$
Subordinated units
Seadrill Member units (1)

Total		$	$

(1)	The number of Seadrill Member units is determined by multiplying the total number of units deemed to be outstanding (i.e. the total number of common and subordinated units outstanding divided by 98.0%) by the Seadrill Member’s 2.0% limited liability company interest.
(2)	Actual payments of distributions on the common units, subordinated units and Seadrill Member units are expected to be approximately $ million for the period between the estimated closing date of this offering ( , 2012) and the end of the fiscal quarter in which the closing date of this offering occurs.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. Please read “How We Make Cash Distributions—Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

As of the closing of this offering, the Seadrill Member will be entitled to 2.0% of all distributions that we make prior to our liquidation. The Seadrill Member’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and the Seadrill Member does not contribute a proportionate amount of capital to us to maintain its initial 2.0% Seadrill Member interest. The Seadrill Member has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its then current Seadrill Member interest.

Forecasted Results of Operations for the Twelve Months Ending September 30, 2013

In this section, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our outstanding units for the twelve months ending September 30, 2013. We present two tables, consisting of:

•	Forecasted Results of Operations for the twelve months ending September 30, 2013; and

•	Forecasted Cash Available for Distribution for the twelve months ending September 30, 2013,

as well as the significant assumptions upon which the forecast is based.

We present below a forecast of the expected results of operations for Seadrill Partners LLC for the twelve months ending September 30, 2013. Our forecast presents, to the best of our knowledge and belief, the expected results of operations for Seadrill Partners LLC for the forecast period. Although we or OPCO will seek to purchase the T-15 and the T-16 from Seadrill, the timing of such purchase is uncertain and is subject to reaching an agreement with Seadrill regarding the purchase price of the drilling rigs. As a result, our forecast does not reflect the expected results of operations or related financing of such drilling rigs.

Our forecast reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2013. The assumptions and estimates used in the forecast are inherently uncertain and represent those that we believe are significant to our financial forecast. We believe that we have a reasonable objective basis for those assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. Our operations and those of OPCO are subject to numerous risks that are beyond our control. If the forecast is not achieved, we may not be able to pay cash distributions on our units at the initial distribution rate stated in our cash distribution policy or at all.

Our forecasted results of operations is a forward-looking statement and should be read together with the historical Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor and our Pro Forma Combined Consolidated Balance Sheet and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We do not, as a matter of course, make public projections as to future revenues, earnings or other results. The forecast has been prepared by and is the responsibility of our management. However, our management has prepared the financial forecast set forth below in support of our belief that we will have sufficient cash available to allow us to pay the minimum quarterly distribution on all of our outstanding units during the forecast period. In addition, in the view of our management, the accompanying financial forecast was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our knowledge and belief, the expected course of action and the expected future financial performance of Seadrill Partners LLC.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements included under the heading “Risk Factors” elsewhere in this prospectus. Any of the risks discussed in this prospectus or unanticipated events could cause our actual results of operations, cash flows and financial condition to vary from the financial forecast and these variations may be material. The information in this forecast is not fact and should not be relied upon as being necessarily indicative of future results, and prospective investors are cautioned to not place undue reliance on the financial forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

We are providing the financial forecast to supplement the historical Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our units for each quarter in the twelve-month period ending September 30, 2013 at our stated initial distribution rate. Please read “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update the financial forecast to reflect events or circumstances after the date of this prospectus, even in the event that any or all of the underlying assumptions are shown to be in error. Therefore, we caution you not to place undue reliance on this information.

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm, have compiled, examined or performed any procedures with respect to the forecasted results of operations contained herein, nor have they expressed any opinion or given any other form of assurance on such information or its achievability, and they assume no responsibility for such forecasted results of operations. Our independent registered accounting firm’s report included in this prospectus relates to the Combined Consolidated Carve-out Financial Information of Seadrill Partners LLC Predecessor. That report does not extend to the tables and the related forecasted results of operations contained in this section and should not be read to do so.

SEADRILL PARTNERS LLC

FORECASTED RESULTS OF OPERATIONS

	Twelve Months Ending September 30, 2013
(in millions, except per unit data)	(unaudited)
Operating revenues:
Contract revenue		$647.1
Reimbursable revenue		25.7

Total operating revenues		$672.8

Operating expenses:
Rig operating expenses		(211.0)
Reimbursable expenses		(25.1)
Depreciation and amortization		(87.3)
General and administrative expenses		(18.8)

Total operating expenses		$(342.2)

Net operating income		330.6

Financial items:
Interest income		0.1
Interest expense		(67.6)

Total financial items		$(67.5)

Income before income taxes and non-controlling interest		263.1
Income taxes		(29.7)
Net income attributable to non-controlling interest in the West Capella		(35.7)

Net income		$197.7

Net income attributable to non-controlling interest in OPCO		(138.3)

Net income attributable to Seadrill Partners LLC members		$59.4

Seadrill Member’s interest in net income	$
Other members’ interest in net income

Net income per:
Common unit (basic and diluted)	$
Subordinated unit (basic and diluted)	$
Seadrill Member unit (basic and diluted)	$

Please read the accompanying summary of significant accounting policies and forecast assumptions.

Forecast Assumptions and Considerations

Basis of Presentation

The accompanying financial forecast and related notes of Seadrill Partners LLC present the forecasted results of operations of Seadrill Partners LLC for the twelve months ending September 30, 2013, based on the assumption that:

•

Seadrill will transfer to us a 30.0% limited partner interest in Seadrill Operating LP and will transfer to us its 100% interest in Seadrill Operating GP LLC, which holds the non-economic general partner interest in Seadrill Operating LP;

•	Seadrill will transfer to us 59% of the Class A voting interests in Seadrill Capricorn Sarl, representing a 30.09% economic interest in Seadrill Capricorn Sarl;

•	we will issue to Seadrill common units and subordinated units, representing a % limited liability company interest in us;

•

we will issue to Seadrill Member LLC, a wholly owned subsidiary of Seadrill,              Seadrill Member units, representing a 2.0% limited liability company interest in us, and all of our incentive distribution rights, which will entitle the Seadrill Member to increasing percentages of the cash we distribute in excess of $         per unit per quarter; and

•	we will issue common units to the public in this offering, representing a % limited liability company interest in us.

Summary of Significant Accounting Policies

Organization. We are a Marshall Islands limited liability company formed in June 2012 to acquire an approximate 30.0% interest in OPCO.

Principles of Combination. This financial forecast includes our accounts and those of the wholly and partially owned subsidiaries we control, including OPCO. All intercompany transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting Currency. The U.S. Dollar is our functional and reporting currency because the majority of our revenues and expenses are denominated in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect on the date of the transactions. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Resulting gains or losses are reflected in our consolidated statements of income.

Contract Revenues. A substantial majority of OPCO’s revenues are derived from dayrate-based drilling contracts (which may include lump sum fees for mobilization and demobilization) and other service contracts. Both dayrate based revenues and lump sum fee revenues are recognized ratably over the original contract term when services are rendered, excluding any extension option periods. Under some contracts, OPCO is entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any uncertainties regarding such performance targets are resolved or upon completion of the drilling program, as applicable.

In connection with its drilling contracts, OPCO may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding any extension option periods.

In some cases, OPCO may receive lump sum non-contingent fees or dayrate-based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the original contract term, excluding any extension option periods.

Reimbursable Revenues and Expenses. Reimbursements received for the purchases of supplies, personnel and other services provided on behalf of and at the request of our customers in accordance with a drilling contract are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Mobilization and Demobilization Expenses. Mobilization costs incurred as part of a contract are capitalized and recognized as expense over the original contract term, excluding any extension option periods. The costs of relocating drilling rigs that are not under contract are expensed as incurred. Demobilization costs are costs related to the transfer of a drilling rig to a safe harbor or different geographic area and are expensed as incurred.

Rig Operating Expenses. Rig operating expenses are costs associated with operating a drilling rig that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate the rigs and are expensed as incurred.

Depreciation and Amortization. Depreciation and amortization costs are based on the historical cost of the drilling rigs and other equipment. Costs related to periodic overhauls of drilling rigs are capitalized under drilling rigs and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic overhauls are included in depreciation and amortization expense.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.

Newbuilds. The carrying value of rigs under construction, which are referred to as newbuilds, represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuild has been completed and it is ready for its intended use.

Drilling Rigs. Drilling rigs are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of each of OPCO’s drilling rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase a rig’s value for its remaining economic useful life are capitalized and depreciated over the remaining economic useful life of the rig.

Deferred Charges. Deferred charges, including debt arrangement fees and legal expenses, are capitalized and amortized over the term of the related loan and are included in interest expense.

Income Taxes. OPCO’s subsidiaries operate in jurisdictions where taxes are imposed on income and thus, income taxes have been recorded in these jurisdictions when appropriate. As tax law is based on interpretations and applications of the law, which are only ultimately decided by the courts of the particular jurisdictions, significant judgment is involved in determining our provision for income taxes in the ordinary course of our business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based on the technical merits of each position and having regard to the relevant taxing authority’s widely understood administrative practices and precedence.

Net Income Per Unit. The calculation of the forecasted basic and diluted earnings for the twelve months ending September 30, 2013 is set forth below:

($ in thousands)	Common Unitholders	Subordinated Unitholders	Seadrill Member
Members’ interests in forecasted net income	$	$	$
Forecasted weighted average number of units outstanding	$	$	$
Forecasted net income per unit	$	$	$

Summary of Significant Forecast Assumptions

Contract Revenues. Our forecast of contract revenues is based on estimated dayrates multiplied by the estimated economic utilization rate and the total number of days on the contract during the twelve months ending September 30, 2013. Forecasted contract revenues assume that all of OPCO’s drilling rigs are operational throughout the twelve months ending September 30, 2013. Contract revenues for the forecast period assume that the West Capricorn has commenced operations no later than October 2012.

In arriving at economic utilization, we have taken into account certain contractual elements that generally exist in our drilling contracts. For example, drilling contracts generally provide for a general repair allowance for preventive maintenance or repair of equipment, which could range from 18 to 48 hours per month. Such allowance varies from contract to contract, and OPCO may be compensated at the full operating dayrate or at a reduced operating dayrate for such general repair allowance. In addition, drilling contracts typically provide for situations where the drilling rig would operate at reduced operating dayrates, such as, among other things: a standby rate, where the drilling rig is prevented from commencing operations for reasons such as bad weather, waiting for client orders, waiting on other contractors; a moving rate, where the drilling rig is in transit between locations; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. In addition, in limited circumstances, the drilling rig could operate at a zero rate due to a shutdown of operations for repairs where the general repair allowance has been exhausted or for any period of force majeure in excess of a specific number of days allowed under a drilling contract.

The assumed economic utilization rate for each drilling rig is based on Seadrill’s past experience with similar drilling rigs.

In all of OPCO’s drilling contracts we are entitled to cost escalation in dayrates to compensate us for specific cost increases as reflected in publicly available cost indices. We have estimated the escalation of the dayrate for OPCO’s drilling rigs based on current cost indices and incorporated all of the known or estimated 2012 escalations in our forecast.

In addition to recurring contracted dayrates, we may also receive mobilization and demobilization fees for drilling rigs before and after their drilling assignments, and may also receive reimbursement of costs incurred by us at the customer’s request for additional supplies, personnel and other services not covered by the contracted dayrate. The drilling contract related to the West Capricorn provides for the mobilization fee, revenue and reimbursable costs incurred prior to the commencement of the contract to be amortized at a certain rate of return and paid daily over the contract period. For the purpose of this forecast, we have included mobilization fees for drilling rigs that commence operations during the twelve-month period ending September 30, 2013, but have not included any demobilization fees in the forecast as no drilling rigs are expected to be demobilizing during this period.

The following table summarizes our assumed dayrates and economic utilization for the twelve months ending September 30, 2013:

Drilling rigs	Year Built(1)	Ownership	Customer	Country of Operations	Dayrates(2)	Expiration Date	Economic Utilization

West Aquarius	2009	100%	Exxon Mobil	Canada	$530,000	June 2015	95.2%

West Capricorn(3)	2011	100%	BP	USA	$487,000	June 2017	95.5%

West Capella(4)	2008	56%	Total	Nigeria	$544,000	April 2014	96.5%

West Vencedor(5)	2010	100%	Chevron	Angola	$206,500	March 2015	97.0%

(1)	The West Aquarius, the West Capricorn, the West Capella and the West Vencedor commenced operations in 2009, 2012, 2009 and 2010, respectively.
(2)	Forecasted revenues assumes that the estimated amortized rig rate and the escalations discussed in the footnotes below were included in the dayrate for the twelve months ending September 30, 2013. In addition, forecasted revenues include a mobilization fee of $10.4 million during the twelve-month period ending September 30, 2013 relating to the West Aquarius, the West Capella and the West Vencedor.
(3)	Excludes estimated amortized rig rate charge payable by the customer of approximately $41,000 per day relating to lump sum mobilization fee, contract revenues and reimbursables prior to the commencement of contract, and a $5,000 per day catering and accommodation rate.
(4)	OPCO will own an approximate 56% interest in the West Capella. The dayrate excludes the estimated contract revenue escalation payable by the customer of approximately 1% of the dayrate.

(5)	This drilling contract is denominated in U.S. Dollars, but approximately 27% of the dayrate is received in Euros. The forecast assumes an exchange rate of one Euro to 1.27 U.S. Dollars. The dayrate excludes the estimated contract revenue escalation payable by the customer of approximately 1% of the dayrate.

Reimbursable Revenues and Expenses. Our forecast assumes estimated reimbursable revenues of $25.7 million and expenses of $25.1 million during the twelve months ending September 30, 2013. The assumed reimbursable revenues consist primarily of estimated fuel costs relating to one of the drilling rigs in transit between locations, plus the estimated handling fees.

Rig Operating Expenses. Forecasted rig operating expenses assumes that all of OPCO’s drilling rigs are operational throughout the twelve months ending September 30, 2013.

Our forecast also assumes the cost level of operating in each of Canada, Angola, Nigeria and the United States, where OPCO’s drilling rigs are expected to be located during the twelve months ending September 30, 2013.

The forecast takes into account increases in crewing and other labor related costs driven predominantly by an increase in demand for qualified and experienced officers and crew.

General and Administrative Expenses. Forecasted general and administrative expenses for the twelve months ending September 30, 2013 are based on the following assumptions:

•

we will incur approximately $8.2 million of costs and fees pursuant to the management and administrative services agreement that we will enter into with Seadrill Management. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management and Administrative Services Agreement;”

•

OPCO will incur approximately $10.6 million of costs and fees pursuant to the advisory, technical and administrative services agreement that OPCO’s subsidiaries will enter into with certain affiliates of Seadrill. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Advisory, Technical and Administrative Services Agreement;” and

•

we will incur approximately $2.0 million in incremental expenses as a result of being a publicly traded limited liability company. These expenses will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent fees, audit fees, legal fees, incremental director and officer liability insurance costs and director compensation.

Depreciation and Amortization. Forecasted depreciation and amortization expense assumes that no drilling rigs are purchased or sold during the twelve months ending September 30, 2013. We have accounted for depreciation and amortization expense in a manner consistent with the historical presentation in the Combined Consolidated Carve-out Financial Statement of Seadrill Partners LLC Predecessor. Drilling rigs and equipment are recorded at historical cost less accumulated depreciation. The cost of drilling rigs and equipment less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining economic useful lives, which we estimate at the start of 2012 to be approximately 27 years, 30 years, 27 years and 28 years for the West Aquarius, the West Capricorn, the West Capella and the West Vencedor, respectively.

Interest Income. We have assumed that any cash surplus balances will be invested throughout the forecast period and will earn an assumed interest rate of 0.2% per annum.

Interest Expense. Our forecast for the twelve months ending September 30, 2013 assumes we will have an average outstanding loan balance of approximately $1,117.3 million, with an estimated weighted average interest rate of approximately 6.0% per annum. We have assumed that interest rates are constant during the forecast period. The rates we have assumed are based on an estimated LIBOR rate of 1.85% plus the applicable margins under OPCO’s financing agreements, which consist of (1) a $550 million secured credit facility that was used to partly fund the delivery of and is secured by the West Capricorn; (2) a $1.2 billion term loan under which the West Vencedor is one of the three rigs pledged; and (3) a $1.5 billion secured credit facility under which the West Aquarius and the West Capella are two of the four rigs pledged. Each of the three loan facilities must be repaid in quarterly installments over a term of five years, each with a balloon payment upon maturity.

In addition, we have assumed OPCO will enter into a $300 million revolving credit facility with Seadrill that will bear interest at a rate of LIBOR plus 5%, with an annual 2% commitment fee on the undrawn balance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities.”

Derivative Financial Instruments and Hedging Activities. We have assumed OPCO will not enter into any financial derivative transactions or hedging activities during the twelve months ending September 30, 2013.

Foreign Exchange Gain and Loss. Foreign exchange gains or losses arise primarily due to the translation of cash balances that are denominated in Euros and Nigerian Naira and accounts receivables denominated in Euros. For the purpose of our forecast, we have assumed that the exchange rate between the U.S. Dollar and the Euros and Nigerian Naira will not fluctuate and, as a result, we have assumed that there is no foreign exchange rate gain or loss at translation.

Our and OPCO’s functional currency is the U.S. Dollar as the vast majority of our and OPCO’s revenues are received in U.S. Dollars and a majority of our expenditures are made in U.S. Dollars. Our reporting currency is also in U.S. Dollars.

As a result of our international operations, OPCO and we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. Dollars. Accordingly, OPCO and we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. OPCO and we may also be unable to collect revenues because of a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital. See “Risk Factors—Risks Inherent in Our Business— Fluctuations in exchange rates or exchange controls could result in losses to us.”

OPCO is exposed to some extent in respect of the West Vencedor’s revenues, which has approximately 27% of its dayrate denominated in Euros. In addition OPCO receives 10% of the West Capella’s revenues in Nigerian Naira. Because we incur operating costs related to the West Capella in Nigerian Naira, we are able to offset a portion of our foreign currency exposure with respect to revenues earned in Nigerian Naira. In addition, OPCO’s operating costs are also denominated in Angolan Kwanza, Canadian Dollars and U.S. Dollars. For the purpose of the forecast, we have assumed a constant exchange rate of 1.0 U.S. Dollar to 0.79 Euros, 1.0 U.S. Dollar to 95.1 Angolan Kwanza, 1.0 U.S. Dollar to 158.0 Nigerian Naira and 1.0 U.S. Dollar to 1.0 Canadian Dollar.

Taxes. Forecasted income tax expense is based on the tax laws and applicable rates in the countries where operations are conducted and income is earned. The forecasted tax expense for the twelve months ending September 30, 2013 is primarily comprised of expected Canadian tax on the Canadian operations of the West Aquarius, expected Angolan tax on the Angola operations of the West Vencedor, expected Nigerian tax on the Nigeria operations of the West Capella and the expected U.S. tax on the U.S. operations of the West Capricorn. The West Vencedor and the West Capella are taxed based on gross revenues while the West Aquarius and the West Capricorn are taxed based on the level of income before taxes. Rig movement between taxing jurisdictions and their respective operating structures could affect the provision for income tax expense. We have assumed that during the forecast period the drilling rigs will remain in the same country of operations throughout the twelve months ending September 30, 2013.

Non-Controlling Interest. The non-controlling interest in the West Capella consists of the 44% interest in the West Capella that is not owned by Seadrill Operating LP. The non-controlling interest in OPCO reflects the approximate 70.0% ownership interest in OPCO that is owned by Seadrill, as OPCO will be controlled and consolidated by us.

Maintenance and Replacement Capital Expenditures. Our operating agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as long term maintenance (including special classification surveys) and drilling rig replacement. The actual cost of replacing the drilling rigs in OPCO’s fleet will depend on a number of factors, including prevailing market conditions and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to our existing unitholders. Please read “Risk Factors—Risks Inherent in Our Business—OPCO must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.”

Maintenance Capital Expenditures. Because of the substantial capital expenditures OPCO is required to make to maintain its fleet, our initial annual estimated maintenance costs (including special classification surveys) for OPCO’s drilling rigs will be $24.6 million per year.

Replacement Capital Expenditures. Our initial annual estimated replacement capital expenditures will be $47.2 million per year, including financing costs, for replacing drilling rigs at the end of their useful lives. The annual estimated $47.2 million for future drilling rig replacement is based on assumptions regarding the remaining useful lives of the drilling rigs, a net investment rate, drilling rig replacement values based on current market conditions and residual value of the drilling rigs.

Regulatory, Industry and Economic Factors. Our forecast for the twelve months ending September 30, 2013 is based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or any interpretation of existing regulations or governmental action that, in either case, would be materially adverse to our business;

•	no material accidents, environmental incidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events;

•	no major adverse change in the markets in which we operate resulting from oil production disruptions, reduced demand for oil or significant changes in the market prices of oil; and

•	no material changes to market, regulatory and overall economic conditions or in prevailing interest rates.

Forecasted Cash Available for Distribution

The table below sets forth our calculation of forecasted cash available for distribution to our unitholders and the Seadrill Member based on the Forecasted Results of Operations set forth above. Based on the financial forecast and related assumptions, we forecast that our cash available for distribution generated during the twelve months ending September 30, 2013 will be approximately $         million. This amount would be sufficient to pay the minimum quarterly distribution of $         per unit on all of our common units and subordinated units for the four quarters ending September 30, 2013.

Actual payments of distributions on the common units, subordinated units and the Seadrill Member units are expected to be $         million for the period between the estimated closing date of this offering (             , 2012) and the last day of the quarter in which the closing date of this offering occurs.

You should read “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” included as part of the financial forecast for a discussion of the material assumptions underlying our forecast of adjusted EBITDA that is included in the table below. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are significant to generate the forecasted adjusted EBITDA. If our estimate is not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis). Our financial forecast and the forecast of cash available for distribution set forth below have been prepared by our management. This calculation represents available cash from operating surplus generated during the period and excludes any cash from working capital borrowings, capital expenditures and cash on hand on the closing date.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance calculated in accordance with U.S. GAAP.

When considering our forecast of cash available for distribution for the twelve months ending September 30, 2013, you should keep in mind the risk factors and other cautionary statements under the heading “Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial results of operations to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm have compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or given any other form of assurance on such information or its achievability, and they assume no responsibility for such forecasted financial information. Our independent registered accounting firm’s report included in this prospectus relates to the Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor. That report does not extend to the tables and the related financial forecast information contained in this section and should not be read to do so.

SEADRILL PARTNERS LLC

FORECASTED CASH AVAILABLE FOR DISTRIBUTION

	Twelve Months Ending September 30, 2013(1)
(in millions, except per unit amounts)	(unaudited)
Adjusted EBITDA(2)		$412.4

Adjustments for cash items and estimated maintenance and replacement capital expenditures:
Cash interest expense		(61.1)
Cash income tax expense		(30.3)
Maintenance capital expenditure reserves(3)		(24.6)
Replacement capital expenditure reserves(3)		(47.2)
Cash flow attributable to non-controlling interest in the West Capella(4)		(35.2)

Cash available for distribution from OPCO		214.0

Less: Coverage

Total distributions from OPCO, net

Seadrill’s share of OPCO’s available cash
Public company expenses

Cash available for distribution	$

Expected distributions:
Distributions per unit	$
Distributions to our public common unitholders(5)
Distributions to Seadrill—common units(5)
Distributions to Seadrill—subordinated units(5)
Distributions to Seadrill Member units

Total distributions(6)	$

Excess (shortfall)	$
Annualized minimum quarterly distribution per unit	$
Aggregate distributions based on annualized minimum quarterly distribution
Percent of minimum quarterly distributions payable to common unitholders		%
Percent of minimum quarterly distributions payable to subordinated unitholder		%

(1)	The forecast is based on the assumptions set forth in “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions.”
(2)	Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA means earnings before interest, depreciation and amortization, amortization of mobilization revenue and expense, taxes and non-controlling interest and is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. Adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, amortization of mobilization revenue and expense, taxes and non-controlling interest, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles our forecasted net income to forecasted adjusted EBITDA.

Twelve Months Ending September 30, 2013
(in millions)	(unaudited)
Net income	$197.7
Interest income	(0.1)
Interest expense	67.6
Depreciation and amortization	87.3
Amortization of mobilization revenue and expense(a)	(5.5)
Income taxes	29.7
Non-controlling interest in the West Capella	35.7

Adjusted EBITDA	$412.4

(a)	Amortization of mobilization revenue and expense is amortization of lump sum mobilization revenue received prior to the commencement of the drilling contracts net of amortized expense incurred during the mobilization period.

(3)	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Please read “Risk Factors—Risks Inherent in Our Business—OPCO must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.”
(4)	We expect that Seadrill Operating LP will enter into a Nigerian joint venture that will be fully controlled and approximately 56% owned by Seadrill Operating LP, and will result in a Nigerian joint venture partner owning an effective 1% interest in the West Capella. Seadrill will own the remaining ownership interest in the joint venture. We expect that the joint venture agreement will provide such joint venture partner with the right to purchase up to an approximate effective 25% interest in the West Capella at a fair market value price over the course of five years, and subject to additional mutually agreed upon terms. Any such purchase is expected to be from Seadrill’s ownership interest and not from Seadrill Operating LP, which will not occur during the forecast period. Therefore, the forecast assumes that Seadrill Operating LP has an approximate 56% ownership interest in the West Capella for the entire twelve-month period ending September 30, 2013.
(5)	Assumes the underwriters’ option to purchase additional common units is not exercised.
(6)	Represents the amount required to fund distributions to our unitholders for four quarters based upon our minimum quarterly distribution rate of $ per unit.

Forecast of Compliance with Debt Covenants. Our ability to make distributions could be affected if OPCO does not remain in compliance with the covenants of its financing agreements. OPCO’s fleet is subject to several financing agreements, which we anticipate will be amended in connection with this offering. To the extent OPCO becomes an obligor as a result of the amendment to such financing agreements, we have assumed that OPCO will be in compliance with all of the covenants during the forecast period. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities” for a further description of OPCO’s financing agreements, including these financial covenants.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within 45 days after the end of each quarter, beginning with the quarter ending             , 2012, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through             , 2012, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own, including OPCO):

•	less, the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own, including OPCO) established by our board of directors to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for anticipated credit needs);

•	comply with applicable law, any debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to the Seadrill Member for any one or more of the next four quarters;

•

plus, all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own, including OPCO) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any of our equity interests in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to members.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $         per unit, or $         per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering and the related distribution on the 2.0% Seadrill Member interest is approximately $         million.

There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our operating agreement. Because our approximate 30.0% interest in OPCO will be our only cash-generating asset upon the closing of this offering, the amount of our distributions to unitholders initially will depend upon distributions by OPCO to us. OPCO will be prohibited from making any distributions to us if it would cause an event of default, or an event of default is then existing, under its financing agreements. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a discussion of the restrictions contained in OPCO’s financing agreements that may restrict its ability to make distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	$ million; plus

•

all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own, including OPCO) after the closing of this offering (provided, that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; plus

•

working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own, including OPCO) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own, including OPCO), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as a drilling rig) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own, including OPCO), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•

all of our “operating expenditures” (which includes estimated maintenance and replacement capital expenditures and is further described below) of us and our subsidiaries (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own, including OPCO) immediately after the closing of this offering; less

•

the amount of cash reserves (including our proportionate share of cash reserves for certain subsidiaries we do not wholly own, including OPCO) established by our board of directors to provide funds for future operating expenditures; less

•	any cash loss realized on dispositions of assets acquired using investment capital expenditures; less

•

all working capital borrowings (including our proportionate share of working capital borrowings by certain subsidiaries we do not wholly own, including OPCO) not repaid within twelve months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including, but not limited to taxes, employee and director compensation, reimbursement of expenses to the Seadrill Member, repayment of working capital borrowings, debt service payments and payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date shall be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), provided that operating expenditures will not include:

•	deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under “—Capital Expenditures” below);

•	payment of transaction expenses (including taxes) relating to interim capital transactions; or

•	distributions to members.

Capital Expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by capital assets. In our operating agreement, we refer to these maintenance and replacement capital expenditures as “maintenance capital expenditures.” To the extent, however, that capital expenditures associated with acquiring a new drilling rig or improving an existing drilling rig increase the revenues or the operating capacity of the fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with maintenance, modifying an existing drilling rig or acquiring a new drilling rig to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by the fleet. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights) to finance the construction of a replacement drilling rig and paid in respect of the construction period, which we define as the period beginning on the date that we or OPCO enter into a binding construction contract and ending on the earlier of the date that the replacement drilling rig commences commercial service or the date that the replacement drilling rig is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our incentive distribution rights), will also be considered maintenance and replacement capital expenditures.

Because maintenance and replacement capital expenditures can be very large and vary significantly in timing, the amount of actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and available cash for distribution to our unitholders if we subtracted actual maintenance and replacement capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our operating agreement will require that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long-term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In our operating agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as “estimated maintenance capital expenditures.” The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect the fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, please read “Our Cash Distribution Policy and Restrictions on Distributions.” The operating agreements of OPCO require that our board of directors must approve the amount of maintenance and replacement capital reserves for OPCO.

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus will have the following effects:

•

it will reduce the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it may reduce the need for us to borrow to pay distributions;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to the Seadrill Member; and

•

it will reduce the likelihood that a large maintenance and replacement capital expenditure in a period will prevent Seadrill from being able to convert some or all of its subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

Capital surplus generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $         per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after September 30, 2017, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis and the related distribution on the 2.0% Seadrill Member interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove the Seadrill Member without cause, the subordination period may end before September 30, 2017.

For purposes of determining whether the tests in the bullets above have been met, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

If the expiration of the subordination period occurs as a result of us having met the tests described above, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

In addition, at any time on or after September 30, 2017, provided that there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units and subject to approval by our conflicts committee, the holder or holders of a majority of our outstanding subordinated units will have the option to convert each subordinated unit into a number of common units determined by multiplying the number of outstanding subordinated units to be converted by a fraction, (i) the numerator of which is equal to the aggregate amount of distributions of available cash from operating surplus (not to exceed adjusted operating surplus) on the outstanding subordinated units (“historical distributions”) for the four fiscal quarters preceding the date of conversion (the “measurement period”) and (ii) the denominator of which is equal to the aggregate amount of distributions that would have been required during the measurement period to pay the minimum quarterly distribution on all outstanding subordinated units during such four-quarter period; provided, that if the forecasted distributions to be paid from forecasted operating surplus (not to exceed forecasted adjusted operating surplus) on the outstanding subordinated units for the four fiscal quarter period immediately following the measurement period (“forecasted distributions”), as determined by the conflicts committee, is less than historical distributions, then the numerator shall be forecasted distributions; provided, further, however, that the subordinated units may not convert into common units at a ratio that is greater than one-to-one. If the option to convert the subordinated units into common units is exercised as described above, the outstanding subordinated units will convert into the prescribed number of common units and will then participate pro rata with other common units in distributions of available cash.

Definition of Adjusted Operating Surplus

Adjusted operating surplus for any period generally means:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under “—Operating Surplus and Capital Surplus—Definition of Operating Surplus” above); less

•

the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own, including OPCO) with respect to that period; less

•

the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own, including OPCO) over that period not relating to an operating expenditure made during that period; plus

•

the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own, including OPCO) with respect to that period; plus

•

the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own, including OPCO) over that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and, therefore, excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Removal of the Seadrill Member on the Subordination Period

If the unitholders remove the Seadrill Member other than for cause and units held by the Seadrill Member and its affiliates are not voted in favor of such removal:

•

the subordination period will end and each subordinated unit will immediately convert into one common unit and will then participate pro rata with the other common units in distributions of available cash;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the Seadrill Member will have the right to convert its Seadrill Member interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to the Seadrill Member, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to the Seadrill Member, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to the Seadrill Member, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Seadrill Member Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that the Seadrill Member maintains its 2.0% Seadrill Member interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the Seadrill Member, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Seadrill Member Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that the Seadrill Member maintains its 2.0% Seadrill Member interest and that we do not issue additional classes of equity securities.

Seadrill Member Interest

Our operating agreement provides that the Seadrill Member initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. The Seadrill Member has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% Seadrill Member interest if we issue additional units. The Seadrill Member’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and the Seadrill Member does not contribute a proportionate amount of capital to us in order to maintain its 2.0% Seadrill Member interest. The Seadrill Member will be entitled to make a capital contribution in order to maintain its 2.0% Seadrill Member interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Seadrill Member will hold the incentive distribution rights following completion of this offering. The incentive distribution rights may be transferred separately from the Seadrill Member interest, subject to restrictions in the operating agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of the Seadrill Member’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by the Seadrill Member and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to September 30, 2017. Please read “The Operating Agreement—Transfer of Incentive Distribution Rights.” Any transfer by the Seadrill Member of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the Seadrill Member in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the Seadrill Member, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, 2.0% to the Seadrill Member and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $         per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, 2.0% to the Seadrill Member and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $         per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to the Seadrill Member and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the Seadrill Member maintains its 2.0% Seadrill Member interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, the Seadrill Member and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, the Seadrill Member and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, the Seadrill Member and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for the Seadrill Member include its 2.0% Seadrill Member interest only and assume that the Seadrill Member has contributed any capital necessary to maintain its 2.0% Seadrill Member interest.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	Seadrill Member	Holders of IDRs
Minimum Quarterly Distribution		$98.0%	2.0%	0%
First Target Distribution	up to $	98.0%	2.0%	0%
Second Target Distribution	above $ up to $	85.0%	2.0%	13.0%
Third Target Distribution	above $ up to $	75.0%	2.0%	23.0%
Thereafter	above $	50.0%	2.0%	48.0%

Seadrill Member’s Right to Reset Incentive Distribution Levels

The Seadrill Member, as the initial holder of our incentive distribution rights, has the right under our operating agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to the Seadrill Member would be set. The Seadrill Member’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to the Seadrill Member are based may be exercised, without approval of our unitholders or the conflicts committee of our board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the target distribution levels the Seadrill Member and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of the Seadrill Member that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that the Seadrill Member would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to the Seadrill Member.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by the Seadrill Member of incentive distribution payments based on the target cash distributions prior to the reset, the Seadrill Member will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by the Seadrill Member for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. We will also issue an additional amount of Seadrill Member units in order to maintain the Seadrill Member’s ownership interest in us relative to the issuance of the additional common units.

The number of common units that the Seadrill Member would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by the Seadrill Member in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the Seadrill Member, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, 2.0% to the Seadrill Member and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, 2.0% to the Seadrill Member, and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to the Seadrill Member and 48.0% to the holders of the incentive distribution rights, pro rata.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders, the Seadrill Member and the holders of the incentive distribution rights at various levels of cash distribution levels pursuant to the cash distribution provision of our operating agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

		Marginal Percentage Interest in Distribution
	Quarterly Distribution per Unit Prior to Reset	Unitholders	Seadrill Member	Holders of IDRs	Quarterly Distribution per Unit following Hypothetical Reset
Minimum Quarterly Distribution		$98.0%	2.0%	0%	$
First Target Distribution	up to $	98.0%	2.0%	0%	Up to $ (1)
Second Target Distribution	above $ up to $	85.0%	2.0%	13.0%	above $ up to $ (2)
Third Target Distribution	above $ up to $	75.0%	2.0%	23.0%	above $ up to $ (3)
Thereafter	above $	50.0%	2.0%	48.0%	above $ (3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the Seadrill Member and the holders of the incentive distribution rights based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that there are             common units and             Seadrill Member units, representing the Seadrill Member’s 2.0% limited liability company interest, outstanding, and that the average distribution to each common unit is $         for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

Seadrill Member and IDR Holders Cash Distributions Prior to Reset
	Quarterly Distribution per Unit Prior to Reset	Common Unitholders Cash Distributions Prior to Reset	Additional Common Units	2.0% Seadrill Member Interest	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	$	$		$	$	$	$
First Target Distribution	$
Second Target Distribution	$
Third Target Distribution	$
Thereafter	$

		$		$	$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the Seadrill Member and the holders of the incentive distribution rights with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are             common units and             Seadrill Member units, representing a 2.0% limited liability company interest in us, outstanding, and that the average distribution to each common unit is $        . The number of additional common units was calculated by dividing (x) $         as the average of the amounts received by the general partner in respect of their incentive distribution rights, for the two quarters prior to the reset as shown in the table above by (y) the $         of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

Seadrill Member and IDR Holders Cash Distributions After Reset
	Quarterly Distribution per Unit After Reset	Common Unitholders Cash Distributions After Reset	Additional Common Units	2.0% Seadrill Member Interest	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	$	$	$	$	$	$	$
First Target Distribution	$
Second Target Distribution	$
Third Target Distribution	$
Thereafter	$

	$	$	$	$	$	$	$

Assuming that it continues to hold a majority of our incentive distribution rights, the Seadrill Member will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our operating agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the Seadrill Member, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to the Seadrill Member, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that the Seadrill Member maintains its 2.0% Seadrill Member interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

The operating agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the units, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the Seadrill Member to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the target distribution levels to zero, we will then make all future distributions 50% to the holders of units, 2.0% to the Seadrill Member and 48.0% to the holders of the incentive distribution rights (initially, the Seadrill Member). The 2.0% interests shown for the Seadrill Member assumes that the Seadrill Member maintains its 2.0% Seadrill Member interest.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the operating agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to the Seadrill Member, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

•

second, 98.0% to the subordinated unitholders, pro rata, and 2.0% to the Seadrill Member, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to the Seadrill Member.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to the Seadrill Member, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to the Seadrill Member, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders and 2.0% to the Seadrill Member, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to the Seadrill Member.

The immediately preceding paragraph is based on the assumption that the Seadrill Member maintains its 2.0% Seadrill Member interest and that we do not issue additional classes of equity securities.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as of the dates indicated, selected historical financial and operating data of Seadrill Partners LLC Predecessor, which includes the subsidiaries of Seadrill that have interests in the drilling rigs in OPCO’s initial fleet and the associated service companies. These entities have been or will have been acquired as a reorganization under common control and have therefore been recorded at Seadrill’s book values.

The selected historical financial data of Seadrill Partners LLC Predecessor as of and for the years ended December 31, 2011 and 2010 are derived from the audited Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor, prepared in accordance with U.S. GAAP, which are included elsewhere in this prospectus. Our independent registered accounting firm’s report included in this prospectus relate to historical Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor. That report does not extend to the tables and the related forecasted financial information contained in this prospectus and should not be read to do so.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor and the notes thereto, our unaudited Pro Forma Combined Consolidated Balance Sheet and the notes thereto and our forecasted results of operations for the twelve months ending September 30, 2013, in each case included elsewhere in this prospectus.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Seadrill in the periods for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ending December 31,
	2011	2010
	(in millions, except fleet data)
Statement of Operations Data:
Total operating revenues	$497.2	$478.3
Rig operating expenses(1)	157.5	131.8
Reimbursable expenses(2)	11.7	8.7
Depreciation and amortization	57.8	56.8
General and administrative expenses	17.0	11.4

Total operating expenses	244.0	208.7

Net operating income	253.2	269.6
Interest expense	(31.9)	(35.6)
Loss on interest rate swaps	(52.1)	(22.5)
Foreign exchange loss	(0.5)	—

Income before income taxes	168.7	211.5
Income taxes	(27.6)	(35.0)

Net income	$141.1	$176.5

Balance Sheet Data (at end of period):
Cash and cash equivalents	$15.4	$5.2
Drilling rigs	1,334.6	1,409.5
Total assets	2,210.5	1,893.2
Interest bearing debt (including current portion)	1,330.5	777.3
Owner’s equity	793.0	1,034.7

Cash Flow Data:
Net cash provided by operating activities	$293.6	$244.7
Net cash used in investing activities	(392.3)	(140.6)
Net cash provided by (used in) financing activities	108.9	(114.8)

	Year Ending December 31,
	2011	2010
	(in millions, except fleet data)

Fleet Data:
Number of drilling rigs in operation at end of period	3	3
Average age of drilling rigs in operation at end of period	2.5	1.5

Other Financial Data:
Adjusted EBITDA(3)	$248.7	$294.7
Capital expenditures	392.3	140.6

(1)	Rig operating expenses are related to the drilling rigs we have in operation and include the remuneration of offshore crews and onshore rig supervision staff, as well as expenses for repair and maintenance.
(2)	Reimbursable expenses are incurred at the request of customers, and include provision of supplies, personnel and other services.
(3)	Non-GAAP Financial Measure

Adjusted EBITDA. Earnings before interest, depreciation and amortization, amortization of mobilization revenues and expenses and taxes is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, amortization of mobilization revenue and expense and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles adjusted EBITDA to net income, the most directly comparable GAAP financial measure, for the periods presented.

	Year Ended December 31,
	2011	2010
	(in millions)
Net income	$141.1	$176.5
Interest expense	31.9	35.6
Depreciation and amortization	57.8	56.8
Amortization of mobilization revenues and expenses(a)	(9.7)	(9.2)
Income taxes	27.6	35.0

Adjusted EBITDA	$248.7	$294.7

(a)	Amortization of mobilization revenue and expense is amortization of lump sum mobilization revenue received prior to the commencement of the drilling contracts net of amortized expense incurred during the mobilization period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the historical Combined Consolidated Carve-out Financial Statements and related notes of Seadrill Partners LLC Predecessor included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

Some of the information contained in this discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in those forward-looking statements. Please read “Forward-Looking Statements” for more information. You should also review the “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by those forward-looking statements.

The following discussion assumes that our business was operated as a separate entity prior to its inception. The entities that own and operate our rigs will be acquired in a reorganization under common control and have therefore been recorded at Seadrill’s book values. The Combined Consolidated Carve-out Financial Statements, the results of which are discussed below, have been carved out of the consolidated financial statements of Seadrill, which operated the rigs in our fleet during the periods presented. Seadrill’s drilling rigs and other assets, liabilities, revenues and expenses that do not relate to the rigs to be acquired by us are not included in our Combined Consolidated Carve-out Financial Statements. Our financial position, results of operations and cash flows reflected in our Combined Consolidated Carve-out Financial Statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all periods presented or of future results. Our independent registered public accounting firm’s audit report included in this prospectus relates to historical Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor. That audit report does not extend to the tables contained in this section and should not be read to do so. Accordingly, the following financial information has been derived from the historical Combined Consolidated Carve-out Financial Statements and accounting records of the Predecessor (as defined below) and reflects significant assumptions and allocations.

The combined net assets and results of operations of 100% ownership in each of two semi-submersible drilling rigs (the West Aquarius and the West Capricorn), one tender rig (the West Vencedor), and one ultra-deepwater drillship (the West Capella), are collectively referred to as the “Predecessor.”

Overview

We are a growth-oriented limited liability company recently formed by Seadrill to own, operate and acquire offshore drilling rigs. Our drilling rigs are under long-term contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining term of 3.1 years as of June 30, 2012. We intend to grow our position in the offshore drilling market by continuing to provide excellent service to these customers with our modern, technologically advanced fleet. We also intend to leverage the relationships, expertise and reputation of Seadrill to re-contract our fleet under long-term contracts and to identify opportunities to expand our fleet through acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and we believe Seadrill will be motivated to facilitate our growth because of its significant ownership interest in us.

The historical results discussed below, and the Combined Consolidated Carve-out Financial Statements and related notes of what we refer to as “Seadrill Partners LLC Predecessor” included elsewhere in this prospectus, represent 100% of the combined results of operations of all four drilling rigs in OPCO’s initial fleet.

Upon the completion of this offering, we will own (i) a 30.0% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 30.09% economic interest in Seadrill Capricorn Sarl. We will control Seadrill Operating LP through our ownership of its general partner and Seadrill Capricorn Sarl through our ownership of the majority of the voting rights. Seadrill will own the remaining 70.0% limited partner interest in Seadrill Operating LP and 69.91% economic interest in Seadrill Capricorn Sarl.

OPCO’s initial fleet will consist of:

•	A 100% interest in the following three drilling rigs:

•	the semi-submersible West Aquarius, which was delivered from the shipyard in 2009 and is currently under a drilling contract with ExxonMobil that expires in June 2015;

•	the semi-submersible West Capricorn, which was delivered from the shipyard at the end of 2011 and is mobilizing to start operations under a drilling contract with BP that expires in June 2017; and

•	the semi-tender West Vencedor, which was delivered from the shipyard in early 2010 and is under a drilling contract with Chevron that expires in March 2015; and

•	An approximate 56% interest in the drillship West Capella, which was delivered from the shipyard in 2008 and is under a drilling contract with Total that expires in April 2014.

Pursuant to the omnibus agreement that we will enter into with Seadrill in connection with the closing of this offering, Seadrill will grant to us the right to purchase from Seadrill, either directly or through OPCO, two additional tender rig barges, the T-15 and the T-16, if their respective purchase price is agreed-upon in accordance with the provisions of the omnibus agreement, and will grant to us a right of first offer on any proposed sale, transfer or other disposition to an unaffiliated third party of any equity interests in OPCO.

As discussed below under “—Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects,” the entities contributed to OPCO will own all of the assets they owned in the periods discussed below, other than an approximate 44% interest in the West Capella. In addition, upon closing of this offering, we will only own approximately 30% of the economic interests of OPCO and thus will not be entitled to all of OPCO’s distributions, if any. References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “OPCO” when used in a historical context refer to Seadrill Partners LLC Predecessor, and when used in the present tense or prospectively refers to OPCO and its subsidiaries.

Upon the closing of this offering, our interest in OPCO will represent our only cash-generating asset. We anticipate growing by acquiring additional drilling rigs and operations directly and through OPCO and by acquiring additional equity interests in OPCO.

We manage our business and analyze and report our results of operations in a single global segment. Going forward, the Predecessor fleet will be reviewed by the Chief Operating Decision Maker as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

OPCO’s Drilling Contracts

In general, each of OPCO’s drilling rigs is contracted to an oil and gas company to provide offshore drilling services at an agreed dayrate and for a fixed time period. Dayrates can vary, depending on the type of drilling rig and its capabilities, operating expenses, taxes and other factors, including contract length, geographical location and prevailing economic conditions.

An important factor in understanding our revenue is the economic utilization of the drilling rig. For a description of how we determine economic utilization, see “—Important Financial and Operational Terms and Concepts—Economic Utilization” below.

In addition to contracted daily revenue, customers may pay mobilization and demobilization fees for drilling rigs before and after their drilling assignments, and may also reimburse costs incurred by OPCO at their request for additional supplies, personnel and other services, not covered by the contractual dayrate.

OPCO’s Drilling Rigs

The following table provides information about OPCO’s fleet and drilling contracts during the historical periods presented in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations:

Drilling rigs	Year Built(1)	Customer	Country of Operations	Dayrates	Expiration Date

West Aquarius	2009	ExxonMobil	Canada	$530,000	June 2015
West Capricorn(2)	2011	BP	USA	$487,000	July 2017
West Capella(3)	2008	Total	Nigeria	$544,000	April 2014
West Vencedor(4)	2010	Chevron	Angola	$206,500	March 2015

(1)	The West Aquarius, the West Capricorn, the West Capella and the West Vencedor commenced operations in 2009, 2012, 2009 and 2010, respectively.
(2)	The dayrate excludes estimated amortized rig rate charge of approximately $41,000 per day relating to a lump sum mobilization fee, contract revenues and reimbursables prior to the commencement of contract and a $5,000 per day catering and accommodation rate.
(3)	The dayrate excludes the estimated contract revenue escalation payable by the customer of approximately 1% of the dayrate.
(4)	This drilling contract is denominated in U.S. Dollars, but approximately 27% of the dayrate is received in Euros. This table assumes an exchange rate of one Euro to 1.27 U.S. Dollars. The dayrate excludes the estimated contract revenue escalation payable by the customer of approximately 1% of the dayrate.

For more information regarding the financing of OPCO’s drilling rigs, please see “—Liquidity and Capital Resources—Borrowing Activities—Rig Financing Agreements.”

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•

We do not own all of the interests in OPCO. As a result, our cash flow will not include distributions on Seadrill’s interest in OPCO. We refer to Seadrill Operating LP and Seadrill Capricorn Sarl collectively as OPCO. Upon the completion of this offering, we will own (i) a 30.0% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 30.09% economic interest in Seadrill Capricorn Sarl. We will control Seadrill Operating LP through our ownership of its general partner and Seadrill Capricorn Sarl through our ownership of the majority of the voting rights. Seadrill will own the remaining 70.0% limited partner interest in Seadrill Operating LP and 69.91% economic interest in Seadrill Capricorn Sarl. The operating agreements of OPCO require it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution to us by OPCO and by us to our unitholders, our board of directors must approve the amount of cash reserves to be set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Distributions by OPCO to Seadrill in respect of its ownership interest in OPCO will not be included in our cash flow in the future.

•

The size of OPCO’s fleet continues to change. Our Combined Consolidated Carve-out Financial Statements reflect changes in the size and composition of OPCO’s fleet due to certain rig deliveries and contract commencement dates. For instance, the West Vencedor was delivered and began operating pursuant to a drilling contract in March 2010 and, accordingly, our results of operations do not include amounts for the West Vencedor prior to such date. Furthermore, the West Capricorn was delivered from the shipyard at the end of 2011, and the contract commencement date is scheduled to occur in July 2012. We expect OPCO’s fleet will continue to change over time. In addition, pursuant to the omnibus agreement we will have the option to purchase the T-15 and the T-16 tender rigs at any time within 24 months after their respective acceptances by their customers, subject to agreement on price. Furthermore, we or OPCO may grow in the future through the acquisition of additional drilling rigs as part of our growth strategy.

•

Seadrill Operating LP’s ownership interest in the West Capella may change. The Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” assumes a 100 % ownership of the West Capella. Upon completion of this offering, Seadrill Operating LP will own an approximate 56% interest in the entities that own and operate the West Capella. Due to Nigerian local content policies, Seadrill Operating LP’s ownership interest in such entities may change in the future. See “Business— Joint Venture, Agency and Sponsorship Relationships.”

•

Our historical results of operations are affected by fluctuations in currency exchange rates. Part of our revenue is received in currencies other than the U.S. Dollar. A portion of the revenues under the contract for the West Vencedor is denominated and received in Euros. At an exchange rate of one Euro to 1.27 U.S. Dollars, approximately 27% of the revenue is received in Euros. In addition, the contract for the West Capella is denominated in U.S. Dollars, but 10% of the revenue is received in Nigerian Naira. Because we incur certain operating costs related to the West Capella in Nigerian Naira, we have been able to offset a significant portion of our foreign currency exposure with respect to revenues earned in Nigerian Naira.

•

Our historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in the Predecessor’s Combined Consolidated Carve-out Financial Statements have been determined by allocating Seadrill’s administrative expenses incurred by other entities in the Seadrill corporate group. These shared costs are charged to the respective rig operating companies at cost plus a margin of 5% and are allocated based on rig type, with a greater portion of costs charged to the larger drilling rigs compared to the smaller drilling rigs. These allocated costs may not be indicative of our future administrative costs. In connection with this offering, we will enter into a management and administrative services agreement with Seadrill Management pursuant to which Seadrill Management will provide significant administrative, financial and other support services to us, and we will reimburse Seadrill Management for costs and expenses incurred in connection with the provision of those services under that agreement.

•

We will incur additional general and administrative expense as a publicly traded company. We expect we will incur approximately $2.0 million annually in additional general and administrative expenses as a publicly traded limited liability company that we have not previously incurred, including costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent fees, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation.

•

We may enter into different financing agreements. The financing agreements, including the interest expense relating thereto, currently in place may not be representative of the agreements that will be in place in the future. For example, we may amend our existing credit facilities or enter into new financing agreements after the closing of this offering and such new agreements may not be on the same terms as Seadrill’s financing agreements. We expect OPCO to enter into a $300 million revolving credit facility with Seadrill as the lender, which we refer to as the sponsor credit facility. For descriptions of our current financing agreements, please read “—Liquidity and Capital Resources—Borrowing Activities.”

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	OPCO’s ability to successfully employ its drilling rigs at economically attractive dayrates as long-term contracts expire or are otherwise terminated;

•	the ability to maintain good relationships with OPCO’s existing customers and to increase the number of customer relationships;

•	the number and availability of our or OPCO’s drilling rigs, including our or OPCO’s ability to exercise the options to purchase the T-15 and the T-16;

•	changes in our ownership of OPCO;

•	fluctuations in the price of oil and natural gas, which influence the demand for offshore drilling services;

•	the effective and efficient technical management of OPCO’s drilling rigs;

•	OPCO’s ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore drilling industry;

•	accidents, natural disasters, adverse weather, equipment failure or other events outside of our control that may result in downtime;

•	mark to market changes in interest rate swaps;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional drilling rigs or equity interests in OPCO and/or to implement our business strategy;

•	increases in crewing and insurance costs;

•	the level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common units.

Please read “Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Contracted Revenues and Dayrates. In general, each of OPCO’s drilling rigs is contracted for a fixed term to an oil and gas company to provide offshore drilling services at an agreed dayrate. A drilling rig will be “stacked” if it has no contract in place. Drilling rigs may be either warm stacked or cold stacked. When a rig is warm stacked, the rig is idle but operational and typically retains most of its crew and can deploy quickly if an operator requires its services. Cold stacking a rig involves reducing the crew to either zero or just a few key individuals and storing the rig in a harbor, shipyard or designated area offshore.

Currently, dayrates can range from approximately $130,000 to $235,000 per day for tender rigs and semi-tenders and from $520,000 to $580,000 per day for semi-submersibles and drillships, depending on the drilling rig’s capabilities, operating expenses, taxes and other factors, including contract length, geographical location and prevailing economic conditions.

To the extent that OPCO’s operations are interrupted due to equipment breakdown or operational failures, OPCO does not generally receive dayrate compensation for the period of the interruption in excess of contractual allowances. Furthermore, OPCO’s dayrates can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or requested suspension of services by the client and other operating factors.

Our contracts may generally be terminated by the customer in the event the drilling rig is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” or upon the occurrence of other specified conditions.

The terms and conditions of the contracts allow for compensation when factors beyond OPCO’s control, including weather conditions, influence the drilling operations and, in some cases, for compensation when OPCO performs planned maintenance activities. In many of OPCO’s contracts, OPCO is entitled to cost escalation to compensate for industry specific cost increases as reflected in publicly available cost indices.

In connection with drilling contracts, OPCO may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding any extension option periods.

In some cases, OPCO may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue on a straight line basis over the original contract term, excluding any extension option periods. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Economic Utilization. Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period excluding bonuses. In arriving at economic utilization, we have taken into account certain contractual elements that generally exist in our drilling contracts. For example, drilling contracts generally provide for a general repair allowance for preventive maintenance or repair of equipment, which could range between 18 to 48 hours per month. Such allowance varies from contract to contract, and OPCO may be compensated at the full operating dayrate or at a reduced operating dayrate for such general repair allowance.

In addition, drilling contracts typically provide for situations where the drilling rig would operate at reduced operating dayrates, such as, among others, a standby rate, where the rig is prevented from commencing operations for reasons such as bad weather, waiting for client orders, waiting on other contractors; a moving rate, where the drilling rig is in transit between locations; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. In addition, in limited circumstances, the drilling rig could operate at a zero rate in the event of a shut down of operations for repairs where the general repair allowance has been exhausted or for any period of force majeure in excess of a specific number of days allowed under a drilling contract. Operating at these reduced rates impacts the economic utilization of the rig. We then use this metric to determine if changes in the operations of a rig should be implemented to increase economic utilization.

Rig Operating Expenses. Rig operating expenses are costs associated with operating a drilling rig that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate the rigs.

Reimbursable Revenues and Expenses. Reimbursable revenues are revenues that constitute reimbursements from OPCO’s customers for reimbursable expenses. Reimbursable expenses are expenses OPCO incurs on behalf, and at the request, of customers, and include provision of supplies, personnel and other services that are not covered under the drilling contract.

Mobilization and Demobilization Expenses. Mobilization costs incurred as part of a contract are capitalized and recognized over the original contract term, excluding any extension option periods. Costs related to first time mobilization are capitalized and depreciated over the lifetime of the rig. The costs of relocating drilling rigs that are not under contract are expensed as incurred. Demobilization costs are costs related to the transfer of a rig to a safe harbor or different geographic area and are expensed as incurred.

General and Administrative Expenses. General and administrative expenses are composed of general overhead, including personnel costs, legal and professional fees, property costs and other general administration expenses. For the historical periods presented, certain administrative expenses have been carved out from the administrative expenses of Seadrill and allocated or charged to OPCO based on rig type, with a greater portion of costs allocated or charged to the larger drilling rigs compared to the smaller drilling rigs.

Depreciation and Amortization. Depreciation and amortization costs are based on the historical cost of OPCO’s drilling rigs. Rigs are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of OPCO’s rigs, when new, is 30 years. Costs related to periodic surveys of drilling rigs are capitalized as part of drilling rigs and amortized over the anticipated period between surveys, which is generally five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation and amortization expense.

Interest Expense. Our interest expense depends on the overall level of debt, and may significantly increase if we incur additional debt, for instance to acquire additional drilling rigs or additional equity interests in OPCO. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes.

Interest expense may be reduced as a consequence of capitalization of interest expenses relating to drilling rigs under construction. Interest expense is capitalized during construction of newbuilds based on accumulated expenditures for the applicable project at our current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. Amounts beyond the actual interest expense incurred in the period are not capitalized.

The Predecessor’s Combined Consolidated Carve-out Financial Statements include an allocation of interest expense on Seadrill’s general corporate debt, based upon the fair value of the Predecessor’s fleet in proportion to the fair value of Seadrill’s fleet. This allocation is not expected to continue in the future.

Deferred Charges. Loan related costs, including debt arrangement fees, are capitalized and amortized over the term of the related loan and are included in interest expense.

Impairment of Long-Lived Assets. The carrying value of long-lived assets are reviewed for impairment whenever certain trigger events indicate that the carrying amount of an asset may no longer be appropriate. Recoverability of the carrying value of the asset is assessed by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Gain/loss on Interest Rate Swaps. A portion of Seadrill’s mark-to-market adjustments for interest rate swap derivatives have been allocated to the Predecessor’s Combined Consolidated Carve-out Statement of Operations on the basis of the Predecessor’s portion of Seadrill’s floating rate debt.

Customers

The following table represents the break-down of revenues by customer and geography for the years ended December 31, 2011 and 2010:

Customer	Country	Rig Name	2011		2010
			($ in millions)%		($ in millions)%
Total	Nigeria	West Capella	$204.7	41%	$204.1	43%
ExxonMobil (1)	China	West Aquarius	115.7	23%	49.1	10%
ExxonMobil (1)	Vietnam	West Aquarius	60.6	12%	—	—
ExxonMobil (1)	Malaysia	West Aquarius	30.8	6%	—	—
ExxonMobil (1)	Indonesia	West Aquarius	—	—	111.0	23%
ExxonMobil (1)	Philippines	West Aquarius	—	—	49.6	10%
ExxonMobil (1)	Other	West Aquarius	2.7	1%	2.8	1%
Chevron	Angola	West Vencedor	82.7	17%	61.7	13%

Total			$497.2	100%	$478.3	100%

(1)	For each country where the West Aquarius operates under its International Drilling Contract, a specific local contract and corresponding dayrate is agreed between the local ExxonMobil operating company and the local Seadrill affiliate. In addition, the International Drilling Contract permits ExxonMobil to assign the contract to third parties in certain circumstances. See “Business—Drilling Contracts.”

Inflation

All of OPCO’s drilling rigs operate under long-term contracts. As of June 30, 2012, the average remaining term is 3.1 years for OPCO’s drilling rigs. The majority of these contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from long term contracts, all of OPCO’s long term contracts include escalation provisions. These provisions allow OPCO to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance cost. However, because these escalations are normally performed on an annual basis, the timing and amount awarded as a result of such adjustments may differ from actual cost increases, which could adversely affect the stability of OPCO’s and our cash flow and ability to make cash distributions.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table summarizes our operating results for the years ended December 31, 2011 and 2010:

	Years Ended December 31,		Increase/Decrease
	2011	2010	$	%
	($ in millions)
Contract revenues	$485.0	$467.6	$17.4	3.7%
Reimbursable revenues	12.2	10.7	1.5	14.0%

Total operating revenues	$497.2	$478.3	$18.9	4.0%

Rig operating expenses	(157.5)	(131.8)	(25.7)	(19.5)%
Reimbursable expenses	(11.7)	(8.7)	(3.0)	(34.5)%
Depreciation and amortization	(57.8)	(56.8)	(1.0)	(1.8)%
General and administrative expenses	(17.0)	(11.4)	(5.6)	(49.1)%

Total operating expenses	$(244.0)	$(208.7)	$(35.3)	(16.9)%

Net operating income	253.2	269.6	(16.4)	(6.1)%
Interest expense	(31.9)	(35.6)	3.7	10.4%
Loss on interest rate swaps	(52.1)	(22.5)	(29.6)	(131.6)%
Foreign exchange loss	(0.5)	—	(0.5)	—

Net financial expenses	$(84.5)	$(58.1)	$(26.4)	(45.4)%

Income before income taxes	168.7	211.5	(42.8)	(20.2)%
Income taxes	(27.6)	(35.0)	7.4	21.1%

Net Income	$141.1	$176.5	$(35.4)	(20.1)%

Contract revenues. Contract revenues increased by $17.4 million, or 3.7%, to $485.0 million, for the year ended December 31, 2011, from $467.6 million for the same period in 2010. The increase was primarily due to a contribution of an additional $21.0 million from a full year of operations of the West Vencedor, which commenced operations in March 2010, partially offset by lower utilization on the West Aquarius in 2011. The lower utilization of the West Aquarius, which resulted in a reduction in revenue of $12.0 million, was in turn partially offset by a higher dayrate, which had a positive impact in revenue of $9.3 million, during the 2011 period. The increase in dayrate was intended to compensate for the anticipated higher operating expenses and taxes associated with operations of the West Aquarius in China.

The following table summarizes average daily revenues and economic utilization percentage by drilling rig type of OPCO’s fleet for the periods presented:

	Years ended December 31,
	2011		2010
	Average Daily Revenues(1)	Economic Utilization(2)	Average Daily Revenues(1)	Economic Utilization(2)
Semi-submersible rigs	$551,600	92.2%	$566,700	97.9%
Drillship	$515,500	94.8%	$516,800	95.0%
Tender Rig	$204,300	97.4%	$194,300	95.2%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.
(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Reimbursable revenues. Reimbursable revenues increased by $1.5 million, or 14.0%, to $12.2 million, for the year ended December 31, 2011, from $10.7 million for the same period in 2010. The increase was primarily due to rig modifications on the West Aquarius following the assignment of its drilling contract to different customers during 2011 and increased reimbursable revenue for the West Capella, which led to a higher level of reimbursable revenues in the amount of $3.5 million. Reimbursable revenues in 2010 included $2.0 million relating to the modification of the West Vencedor in 2010.

Rig operating expenses. Rig operating expenses increased by $25.7 million, or 19.5%, to $157.5 million, for the year ended December 31, 2011, from $131.8 million for the same period in 2010. The increase was partially due to an $11.9 million increase in operating costs for the West Aquarius as a result of the operations in China, which was largely mitigated by an increased dayrate. Further, rig operating expenses increased due to a full year of operations for the West Vencedor of $7.4 million, and the West Capella of $1.6 million.

Reimbursable expenses. Reimbursable expenses increased by $3.0 million, or 34.5%, to $11.7 million, for the year ended December 31, 2011, from $8.7 million for the same period in 2010. The increase was primarily due to the West Aquarius assignment of its drilling contract to different operators during 2011 and also an increase in reimbursable expenses related to the West Capella. This effect totaled $3.3 million, and was partly offset by a decrease of $0.3 million related to the West Vencedor. The smaller reduction in reimbursable expenses for the West Vencedor compared to the reduction in reimbursable revenue was due to a higher profit margin on the West Vencedor modification project in 2010.

Depreciation and amortization. Depreciation and amortization increased by $1.0 million, or 1.8%, to $57.8 million, for the year ended December 31, 2011, from $56.8 million for the same period in 2010. The increase was primarily due to a full year of depreciation of the West Vencedor compared to approximately 10 months of depreciation in 2010.

General and administrative expenses. General and administrative expenses increased by $5.6 million, or 49.1%, to $17.0 million, for the year ended December 31, 2011, from $11.4 million for the same period in 2010. The increase was primarily due to:

•

the transfer of the rig management of the West Vencedor from Singapore to Dubai, the start-up costs of the Dubai office during 2011 and a full year of operations of this rig, resulting in an increase of $2.0 million;

•	the transfer of the rig management of the West Capella from Norway to Dubai and start-up costs of the Dubai office during 2011 resulting in an increase of $1.3 million;

•	the transfer of the rig management of the West Aquarius from Norway to Singapore, resulting in an increase of $0.5 million; and

•	the preparation for the commencement of operations of the West Capricorn, resulting in an increase of $1.0 million.

Interest expense. Interest expense decreased by $3.7 million, or 10%, to $31.9 million for the year ended December 31, 2011, compared to interest expense of $35.6 million for the same period in 2010. The change was primarily due to a decrease in allocation of interest expense on general corporate debt that resulted from increased capitalization of interest expense in Seadrill, from $59 million in 2010 to $73 million in 2011. This is a result of the increase in newbuild activity and therefore capitalization of interest in Seadrill from 2010 to 2011, from $1.2 billion in 2010 to $2.5 billion in 2011. Interest expense was also affected by the retirement of debt of $132.7 million during the year, partially offset by a full year of interest expense for debt incurred related to the West Vencedor.

Loss on interest rate swaps. Seadrill enters into interest rate swap derivatives on a group-wide basis to manage its interest rate risk exposure. Seadrill incurred losses on interest rate swaps and forward exchange contracts of $314 million in the year ended December 31, 2011. The Predecessor’s share of Seadrill’s loss on interest rate swaps for the year ended December 31, 2011 was $52.1 million, compared to a loss of $22.5 million for the same period in 2010. The losses were due to relatively low interest rates throughout 2010 and 2011, compared to prevailing rates at the time of entering into the swap contracts. Part of the loss related to these swaps has been allocated to the Predecessor based on the Predecessor’s portion of Seadrill’s floating rate debt.

Foreign exchange loss. Foreign exchange loss of $0.5 million in 2011 related to a portion of the West Vencedor’s dayrates, which are received in Euros.

Income taxes. Income taxes decreased from $35.0 million in 2010 to $27.6 million in 2011, a decrease of $7.4 million, or 21%. The decrease was primarily due to:

•	a decrease in tax expense in Cyprus of $6.5 million from 2010 to 2011 due to the exit of the West Aquarius out of Cyprus, which was effective as of July 2010;

•	a decrease in tax expense from the operations of the West Aquarius of $1.4 million due to a reduction in revenues resulting from lower utilization in 2011; and

•	a decrease in tax expense in Nigeria of $0.8 million from 2010 to 2011 related to the operations of the West Capella; and

partially offset by

•

an increase in tax expense in Angola of $1.1 million from 2010 to 2011, primarily due to the recognition of a deferred tax asset of $1.4 million in 2010 attributable to tax paid on the lump sum mobilization fee received upon commencement of contract, and the impact of a full year of operations in 2011 of the West Vencedor.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and our primary liquidity needs are to finance the purchase of additional drilling rigs and other capital expenditures, service our significant debt, fund investments (including the equity portion of investments in drilling rigs), fund working capital, maintain cash reserves against fluctuations in operating cash flows and pay distributions. We expect to fund our short-term liquidity needs through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings.

As of December 31, 2011, our cash and cash equivalents were $15.4 million, compared to $5.2 million as of December 31, 2010. In connection with the closing of this offering, OPCO intends to enter into a five-year $300 million revolving credit facility with Seadrill as the lender, which we refer to as the sponsor credit facility. We believe our current resources, including the potential borrowings under the sponsor credit facility, are sufficient to meet our working capital requirements for our current business for at least the next twelve months. Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in Euros and Nigerian Naira. Seadrill has not entered into any foreign currency derivatives related to the Euro or Naira in the periods presented, and, therefore, the Predecessor’s Combined Consolidated Carve-out Financial Statements do not include any unrealized gains or losses on foreign currency derivatives. Because we incur certain operating costs related to the West Capella in Nigerian Naira, we have been able to offset a significant portion of our foreign currency exposure with respect to revenues earned in Nigerian Naira.

As our fleet matures and expands, our long-term maintenance expenses will likely increase. We are not aware of any regulatory changes or environmental liabilities that would have a material impact on our current or future operations.

As of December 31, 2011 and 2010, our current liabilities exceeded current assets by $157.3 million and $81.4 million, respectively. This is due to the historic financial positions of the Predecessor, historic interaction between the Predecessor and the Seadrill Limited group, and that amounts due to and due from the Predecessor to other Seadrill entities are recognized within owner’s equity in the Predecessor’s Combined Consolidated Carve-out Financial Statements. Because Seadrill uses a centralized cash management system, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented have been deemed to have been treated as equity by the Predecessor.

The Predecessor’s participation in the Seadrill Limited group centralized cash management system will be discontinued at the completion of this offering as part of the formation transactions. The Predecessor had operating cash flow of $244.7 million in 2010 and $293.6 million in 2011, respectively.

Estimated Maintenance and Replacement Capital Expenditures

OPCO’s operating agreements require it to distribute its available cash each quarter. In determining the amount of cash available for distribution, our board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures OPCO is required to make to maintain its fleet, OPCO’s initial annual estimated maintenance and replacement capital expenditures will be $71.8 million per year, which is comprised of $24.6 million for long term maintenance and society classification surveys and $47.2 million, including financing costs, for replacing our rigs at the end of their useful lives.

The estimate of $47.2 million per year for future rig replacement is based on assumptions regarding the remaining useful life of OPCO’s rigs, a net investment rate applied on reserves, replacement values of OPCO’s rigs based on current market conditions, and the residual value of the rigs. The actual cost of replacing the rigs in OPCO’s fleet will depend on a number of factors, including prevailing market conditions, drilling contract operating dayrates and the availability and cost of financing at the time of replacement. Our operating agreement requires our board of directors to deduct from our operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as society classification surveys and rig replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. Please read “Risk Factors—Risks Inherent in Our Business—OPCO must make substantial capital and operating expenditures to maintain and replace the operating capacity of its fleet, which will reduce our cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.”

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
	2011	2010
	($ in millions)
Net cash provided by operating activities	$293.6	$244.7
Net cash used in investing activities	(392.3)	(140.6)
Net cash provided by (used in) financing activities	108.9	(114.8)
Net increase/(decrease) in cash and cash equivalents	10.2	(10.7)
Cash and cash equivalents at beginning of period	5.2	15.9
Cash and cash equivalents at end of period	15.4	5.2

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $293.6 million and $244.7 million for the years ended December 31, 2011 and 2010, respectively. The increase of $48.9 million, or 20.0%, in 2011 is principally related to a reduction in accounts receivable of $38.8 million primarily related to improved collections on the West Capella and reduced outstanding receivables for the West Aquarius as a result of lower economic utilization at the end of 2011, and an increase in other current liabilities of $17.2 million primarily due to operation preparation costs incurred, but not paid at the end of 2011 for the newbuild West Capricorn, and a full year of operations for the West Vencedor in 2011 generating approximately $10.0 million in incremental profit, partially offset by the receipt $14.4 million of mobilization revenue in 2010 compared to no mobilization revenue in 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities of $392.3 million in 2011 and $140.6 million in 2010 was, in each case, mainly due to the additional costs of construction of the West Capricorn.

Net Cash Provided by (Used in) Financing Activities

Long-term debt presented in the Predecessor’s Combined Consolidated Carve-out Financial Statements has been allocated from Seadrill, whose treasury activities are managed by the Predecessor’s ultimate parent, Seadrill Limited, with the purpose of maximizing returns while maintaining appropriate liquidity for the group’s requirements. As a result of this and the principles applied to allocate debt, the movements in debt may not be indicative of actual debt movements if the Predecessor had been operating as a standalone entity.

Net cash provided by financing activities during the year ended December 31, 2011 of $108.9 million relates to the following: (i) new borrowings of $550.0 million under a secured credit facility to fund the delivery of the West Capricorn; plus (ii) a $100.0 million increase in the revolving facility related to the West Capella and the West Aquarius; less (iii) principal repayments of $96.8 million related to the West Capella, the West Aquarius, and the West Vencedor facilities; less (iv) debt arrangement fees paid of $8.8 million related to the West Capricorn facility; less (v) repayment of owner’s funding of $435.5 million.

Net cash used in financing activities during the year ended December 31, 2010 of $114.8 million relates to the following: (i) new borrowings of $149.8 million under a secured term loan to fund the delivery of the West Vencedor; plus (ii) a $278.0 million increase in the revolving facility related to the West Capella and the West Aquarius; less (iii) principal repayments of $57.6 million related to the West Capella, the West Aquarius, and the West Vencedor facilities; less (iv) debt arrangement fees paid of $1.7 million related to the West Vencedor facility; less (v) repayment of owner’s funding of $483.3 million.

Net increase/(decrease) in cash and cash equivalents

As a result of the foregoing, cash and cash equivalents increased in 2011 by $10.2 million and decreased in 2010 by $10.7 million, respectively.

Borrowing Activities

Rig Financing Agreements

In connection with the acquisition of OPCO’s fleet, Seadrill financed such acquisitions with borrowings under credit agreements.

In December 2011, Seadrill entered into a $550 million senior secured term loan and revolving credit facility, in part to fund the delivery of the West Capricorn. We refer to this secured term loan and revolving credit facility as the West Capricorn Facility. The West Capricorn was pledged to secure Seadrill’s obligations under the West Capricorn Facility. The West Capricorn Facility revolving facility will mature in February 2017 and the commercial term loan will mature in February 2022.

In June 2010, Seadrill entered into a $1.2 billion senior secured term loan in part to fund the delivery of the West Vencedor. We refer to this secured term loan as the West Vencedor Facility. The West Vencedor was pledged to secure Seadrill’s obligations under the West Vencedor Facility. The West Vencedor Facility will mature in July 2015.

In June 2009, Seadrill entered into a $1.5 billion senior secured credit facility in part to fund the acquisition of the West Capella and the West Aquarius. We refer to this secured credit facility as the West Capella & West Aquarius Facility. The West Capella and the West Aquarius were pledged to secure Seadrill’s obligations under the West Capella & West Aquarius Facility. The West Capella & West Aquarius Facility will mature in June 2014.

We refer to the West Capricorn Facility, the West Vencedor Facility and the West Capella & West Aquarius Facility collectively as the Rig Facilities. We and Seadrill intend to assign or amend each of the Rig Facilities in connection with this offering.

Interest Rates, Fees and Payments. The Rig Facilities bear interest at LIBOR plus an applicable margin (as defined in the applicable Rig Facility) and mandatory costs (if any), both of which accrue and are payable every three months. In addition, a commitment fee of 40% of the applicable margin is payable quarterly in arrears and on the final maturity date or termination date for each of the Rig Facilities.

Each of the Rig Facilities amortizes the outstanding borrowed amounts over the term of such facility. At maturity, each of the Rig Facilities will terminate and all outstanding amounts thereunder will be due and payable, including balloon payments of $275.0 million for the West Capricorn Facility in February 2017, $71.5 million for the West Vencedor Facility in July 2015 and $409.0 million for the West Capella & West Aquarius Facility in June 2014.

Restrictive Covenants. The Rig Facilities contain various customary covenants that may limit, among other things, the ability of the borrower to:

•	sell the applicable drilling rig;

•	incur additional indebtedness or guarantee other indebtedness;

•	make investments or acquisitions;

•	pay dividends or make any other distributions if an event of default occurs; or

•	enter into inter-company charter arrangements for the drilling rigs not contemplated by the applicable Rig Facility.

The Rig Facilities also contain financial covenants requiring the borrower to:

•	maintain a minimum liquidity of $75 million;

•	ensure that the consolidated ratio of interest-bearing debt (less cash and cash equivalents but excluding $75 million) to EBITDA for Seadrill and its subsidiaries does not exceed 4.5 to 1.0;

•	ensure that the consolidated ratio of EBITDA to interest expenses for Seadrill and its subsidiaries be a minimum of 2.5 to 1.0;

•	ensure that the consolidated ratio of current assets to current liabilities for Seadrill and its subsidiaries be a minimum of 1.0 to 1.0; and

•	ensure that the consolidated ratio of equity to total assets for Seadrill and its subsidiaries be a minimum of 30%.

The Rig Facilities also identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling rig securing a Rig Facility;

•

cancellation or termination of any existing charter contract or satisfactory drilling contract (in the case of the West Capricorn Facility if a new contract is not entered into within 12 months after the cancellation or termination of such contract); and

•	a change of control.

Seadrill was in compliance with the covenants under the Rig Facilities as of December 31, 2011. We and Seadrill also intend to amend these restrictive covenants in connection with any assignment or amendment of the Rig Facilities.

Events of Default. The Rig Facilities contain customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by both Seadrill and its subsidiaries and by us;

•	failure by Seadrill to remain listed on a stock exchange;

•	the occurrence of a material adverse change;

•	revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations as contemplated by the applicable Rig Facility; and

•	sale or loss of a substantial part of the drilling rig(s) securing the applicable Rig Facility.

If an event of default exists under any of the Rig Facilities, the lenders have the ability to accelerate the maturity of the applicable Rig Facility and exercise other rights and remedies. In addition, if Seadrill were to default under one of its other financing agreements, it could cause an event of default under each of the Rig Facilities. See “Risk Factors—Risks Inherent in Our Business—Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under OPCO’s existing financing agreements, which would have a material adverse effect on us.”

Sponsor Credit Facility

In connection with the closing of this offering, we expect OPCO to enter into a $300 million revolving credit facility, with Seadrill as the lender, which will have customary covenants and events of default that are similar to those we expect to have under the Rig Facilities as of the closing of this offering. We currently expect that the sponsor credit facility will mature on September 2017 and bear interest at a rate of LIBOR plus 5%, with an annual 2% commitment fee on the undrawn balance.

Derivative Instruments and Hedging Activities

We intend to use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. Currently, there are no derivatives directly associated with the loans described above.

We receive part of our revenue in Nigerian Naira and Euro. Because we incur operating costs related to the West Capella in Nigerian Naira, we are able to offset a portion of our foreign currency exposure with respect to revenues earned in Nigerian Naira. Depending on the level of our currency exposure, we may in the future enter into derivative instruments to manage currency risk.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of December 31, 2011:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	($ in millions)
Long-term debt obligations	$1,330.5	$180.9	$819.6	$330.0	$—
Interest expense commitments on Long-term debt obligations(1)	146.8	48.4	83.2	15.2
Operating lease obligations	0.6	0.2	0.4	—	—
Remaining yard installment(2)	3.0	3.0	—	—	—

Total	$1,480.9	$232.5	$903.2	$345.2	$—

(1)	Our interest commitment on our long-term debt is calculated based on an assumed average U.S. Dollar LIBOR of 1.05% and taking into account the various applicable margin rates associated with each facility.
(2)	Remaining yard installment refers to amounts outstanding on the West Capricorn at the end of 2011.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the Predecessor’s Combined Consolidated Carve-out Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. Basis of preparation and significant accounting policies are discussed in Note 1 (Overview and Basis of Presentation), and Note 2 (Significant Accounting Policies), of the Predecessor’s notes to our Combined Consolidated Carve-out Financial Statements appearing elsewhere in this prospectus. We believe that the following are the critical accounting estimates used in the preparation of the Predecessor’s Combined Consolidated Carve-out Financial Statements. In addition, there are other items within the Predecessor’s Combined Consolidated Carve-out Financial Statements that require estimation.

Drilling Rigs

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our floaters, jack-up rigs and tender rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

We determine the carrying value of these assets based on policies that incorporate our estimates, assumptions and judgments relative to the carrying value, remaining useful lives and residual values. The assumptions and judgments we use in determining the estimated useful lives of our drilling rigs reflect both historical experience and expectations regarding future operations, utilization and performance. The use of different estimates, assumptions and judgments in establishing estimated useful lives could result in materially different net book values of our drilling rigs and results of operations.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling rigs as and when certain events occur which directly impact our assessment of their remaining useful lives and include changes in operating condition, functional capability and market and economic factors.

The carrying values of our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In general, impairment analyses are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets, and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations.

Rig specific debt

The Predecessor’s debts relating to the West Capella, the West Aquarius and the West Vencedor drilling rigs are held by Seadrill in connection with loan facilities which also cover non-Predecessor drilling rigs. Accordingly, the Predecessor’s share of these loan facilities, interest expense, deferred financing fees and related repayments and drawdowns for all periods presented have been carved-out based on the relative fair value of the Predecessor’s drilling rigs at December 31, 2011, which is based on external fair value assessments. The application of such relative fair values techniques requires the making of assumptions through the use of judgment. Had, for example, dates other than December 31, 2011 been chosen for the fair value assessments, or different valuation specialists selected to undertake the valuations, the allocation of the predecessor’s debt could have been different.

Derivative Instruments

Seadrill uses derivative financial instruments to reduce interest rate risks. The Predecessor’s Combined Consolidated Carve-out Statements of Operations includes an allocation of Seadrill’s derivatives’ gains and losses related to mark-to-market adjustments on floating to fixed interest rate swaps on the basis of the Predecessor’s proportion of Seadrill’s floating rate debt. It is also necessary to use judgment in estimating the value of the interest rate swap derivatives forming the basis of the mark-to-market adjustment. If different assumptions had been made, the amounts allocated to the statement of operations would have been different.

We do not use hedge accounting for these instruments.

Income Taxes

Income taxes, as presented, are calculated on an “as if” separate tax return basis. Seadrill’s global tax model has been developed based on its entire business. Accordingly, the tax results are not necessarily reflective of the results that we would have generated on a stand-alone basis. Income tax expense is based on reported income or loss before income taxes.

As tax law is based on interpretations and applications of the law, which are only ultimately decided by the courts of the particular jurisdictions, significant judgment is involved in determining our provision for income taxes in the ordinary course of our business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based on the technical merits of each position and having regard to the relevant taxing authority’s widely understood administrative practices and precedence.

Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. The impact of tax law changes is recognized in periods when the change is enacted.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (International Financial Reporting Standards).” In general, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of ASC Topic 820, “Fair Value Measurement.” There are, however, some amendments that change particular principles or requirements relating to fair value measurement and disclosure. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on our disclosures or the Predecessor’s Combined Consolidated Carve-out Financial Statements.

In December 2011, the FASB issued ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” in order to standardize the disclosure requirements under U.S. GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on our disclosures or the Predecessor’s Combined Consolidated Carve-out Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. We may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest Rate Risks

We do not have any financial instruments that are measured at fair value on a recurring basis. Currently, there are no derivatives directly associated with the Rig Facilities.

A significant portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure.

As of December 31, 2011, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $1,330.5 million, compared with approximately $777.3 million as of December 31, 2010, based on our total interest bearing debt. A 1% change in short-term interest rates would thus increase or decrease our interest expense by approximately $13.3 million on an annual basis as of December 31, 2011, as compared to approximately $7.8 million in 2010.

Foreign Currency Fluctuation Risks

OPCO and the majority of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenue and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

We are exposed to some extent in respect of the West Vencedor, which receives approximately 27% of its dayrate in Euros. In addition, we receive 10% of the West Capella’s revenues in Nigerian Naira. There is a natural hedge of exposure to Nigerian Naira as a portion of our operating costs are denominated in Nigerian Naira. A 10% appreciation in the exchange rate of Euros against the U.S. Dollar will increase OPCO’s revenue by $2.0 million.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);”

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are denominated in foreign currencies; and

•

foreign subsidiaries whose accounts are not maintained in U.S. Dollars, which when converted into US dollars can result in exchange adjustments, which are recorded as a component in shareholders’ equity.

We do not use foreign currency forward contracts.

Retained Risk

Physical Damage Insurance. Seadrill purchases hull and machinery insurance to cover for physical damage to its drilling rigs and charges us for the cost related to OPCO’s initial fleet.

We retain the risk for the deductibles relating to physical damage insurance on OPCO’s initial fleet. The deductible is currently a maximum of $5 million per occurrence.

Loss of Hire Insurance. Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Seadrill’s physical damage insurance, and charges us for the cost related to OPCO’s initial fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Predecessor is compensated for loss of revenue are limited to between 210 and 290 days. The Predecessor retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

Protection and Indemnity Insurance. Seadrill purchases protection and indemnity insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million.

The Predecessor retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Credit Risk

The market for OPCO’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Reserves for potential credit losses are maintained when necessary.

INDUSTRY

Overview

The offshore drilling industry provides drilling, workover and well construction services to oil and natural gas exploration and production (“E&P”) companies using jack-up rigs, tender rigs, semi-submersible rigs, drillships and other drilling rigs. Although terminology can differ across the industry, the depths at which offshore rigs operate can be generally divided into four categories: ultra-deepwater, deepwater, midwater and shallow water. We generally consider ultra-deepwater to be depths of between 7,500 feet and 12,000 feet. We consider deepwater to cover depths between 3,000 and 7,500 feet, midwater to cover depths between 500 and 3,000 feet and shallow water to cover depths less than 500 feet.

E&P companies generally contract with drilling companies through agreements that set forth the contractual rate to be received each day, which is referred to as the dayrate. These rates generally cover chartering and operational services associated with the drilling rig and vary based on the type of rig contracted, the geographic location of the well, the duration of the work, the amount and type of service provided, market conditions and other variables. Contracts are entered into through various procedures including private and public tenders, market inquiries and requests for proposals. A dayrate drilling contract generally covers either the drilling of a single well or group of wells or has a stated term. Contracts may also grant the customer renewal options at either a fixed dayrate or at a rate to be determined based on market conditions at the time of exercise of the renewal option.

The dayrates that E&P companies are willing to pay also depend on the supply of and demand for offshore rigs as well as the outlook for investment in the exploration and development of oil and natural gas reservoirs, which in turn is affected by forecasts of oil and natural gas prices, the availability of acreage for exploration and the cash flow of E&P companies. These related matters are, in turn, affected by various political and economic factors, such as global production levels, government policies, political stability in oil producing countries, particularly in OPEC nations, and prices of alternative energy sources, among others.

Prior to 2008, the strong global economy, coupled with an increase in oil demand, led to growth in the offshore drilling industry. In 2008 and 2009, the world financial crisis and the consequent drop in oil demand decreased the industry’s prospects. However, since 2010, the overall rise in oil prices and the growth in oil consumption by developing nations, along with better financing conditions for new investments, have led to increased demand for offshore drilling services. Moreover, this growth in demand has been further strengthened by the trend towards the exploration of more complex reservoirs and deep and remote areas.

Types of Offshore Rigs

Offshore drilling rigs are generally divided into four main categories of rigs:

Jack-Up Rig. Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor. A jack-up rig is either towed to the drill site with its hull riding in the sea as a vessel, or transported on the back of a heavy lift vessel, with its legs raised. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated until it is above the surface of the water. After completion of the drilling operations, the hull is lowered, the legs are raised and the rig can be relocated to another drill site. Jack-ups may be suitable for water depths up to 500 feet and operate with crews of 40 to 60 people. The jack-up rig hull will hold the jacking system, drilling equipment, crew quarters, helicopter deck and storage for drilling supplies.

Tender Rig. Tender rigs are either barge-based or have semi-submersible hulls, which are referred to as semi-tenders. Tender barges and semi-tenders are equipped with similar equipment but the semi-tender’s semi-submersible hull structure allows the unit to operate in rougher weather conditions. Tender rigs conduct production drilling from fixed or floating platforms and allow for drilling operations to be performed from platforms without the need for permanently installed drilling packages. During drilling operations, the tender rig is moored next to the platform. The modularized drilling package, which is stored on the deck during transit, is lifted prior to commencement of operations onto the platform by the rig’s integral crane. Tender rigs may be suitable for water depths up to 6,500 feet and operate with crews of 40 to 60 people.

Semi-Submersible Rig. Semi-submersible rigs consist of an upper working and living quarters deck resting on vertical columns connected to lower hull pontoons. These rigs operate in a “semi-submerged” floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. This provides a stable platform for drilling, due in part to the rig’s “wave transparency” at the water line. Semi-submersibles may be either self-propelled or may require tugboats in order to move between locations. Moored semi-submersible rigs are positioned over the wellhead location with anchors, while the dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster-system. Some semi-submersible rigs have both mooring and dynamic positions capability. Semi-submersible rigs may be suitable for water depths up to 12,000 feet and generally operate with crews of 65 to 100 people. Drilling rigs are typically classified by generation based on the date built and the technology included. The industry generally considers 6th generation semi-submersible drilling rigs to be those built with ultra-deepwater capabilities after 2005. In addition, semi-submersible drilling rigs contain dynamic positioning systems. DP3 systems increase the number of redundant (independent) computer systems over the prior generation of dynamic positioning systems and allows the DP3 system to operate in the case of the loss of a vessel compartment due to flood or fire.

Drillship. Drillships are self-propelled ships equipped for drilling in midwater, deepwater and ultra-deepwater. A drillship is equipped with a drilling platform and derrick in the middle of its deck, and drilling operations are conducted through openings in the hull called “moon pools.” During drilling, drillships are positioned over the well through a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Drillships may be suitable for water depths up to 12,000 feet. Drillships generally operate with crews of 65 to 100 people.

Outlook

According to Baker Hughes, Inc., the global offshore active rig count has increased approximately 23% from a recession-driven low of 261 rigs in August 2009 to 320 rigs in February 2012. According to ODS-Petrodata, the global offshore rig supply in 2012 is projected to average 899 rigs. Of the total 2011 global offshore rig supply, 24% are semi-submersible rigs, which are used in medium to deepwater locations, and 56% are platform, or jack-up, oil rigs, which tend to be used in locations with water depths of less than 500 feet. In particular, the number of semi-submersible rigs and drillships contracted to drill in deepwater locations, defined as water depths greater than 3,000 feet, has increased from 99 rigs in March 2007 to 182 rigs in March 2012. Upstream oil and gas companies are making significant investments in international offshore oil and natural gas developments where there are large undeveloped resources, such as in Southeast Asia, Brazil, deepwater Gulf of Mexico, West Africa and the Middle East. For example, there has been a significant rise in drilling and development activity offshore Brazil as a result of the recent discoveries of major oil and natural gas resources in deepwater pre-salt areas. In many of these markets, development of these new oil and natural gas discoveries will require significant investment in production infrastructure.

Tender Rigs. According to ODS-Petrodata, as of June 26, 2012, there are 33 tender rigs globally, with an additional 11 rigs under construction. We believe that the long-term outlook for tender rigs remains favorable due to their operational versatility and lower construction costs as compared to jack-up rigs. In addition, in recent years, a combination of tender rigs and floating platforms, such as mini tension-leg platforms and spar platforms, has been used in the development of deepwater oilfields, thereby increasing the market for tender rigs. Interest in tender rigs has also increased beyond the traditional West Africa and Southeast Asia markets, which as of June 26, 2012, employ 15% and 76% of tender rigs, respectively, with future opportunities expected in South America, Australia, Mexico and West Africa.

Drillships and Semi-Submersibles. According to ODS-Petrodata, as of June 26, 2012, the world-wide fleet of semi-submersible rigs and drillships currently totals 296 rigs, including 83 drillships and 213 semi-submersible rigs with an additional 92 rigs under construction, including 23 semi-submersible rigs and 69 drillships. Of the total world-wide fleet of drillships and semi-submersible rigs, 154 rigs were built before 1998 and typically do not have dynamic positioning systems. These rigs are mainly moored rigs and have an average age of approximately 32 years. For the existing 142 rigs built after 1998, the majority have been outfitted with thrusters allowing for dynamic positioning. Out of these 142 existing rigs, 134 are capable of operations in deepwater, and 117 of the 134 are capable of operations in ultra-deepwater.

We believe that factors such as the expected growth in oil consumption from developing nations, limited or negative growth in oil reserves, and depletion of mature oil fields both onshore and in shallow water are continuing to provide incentives for the exploration and development of deepwater fields.

Dayrates

Dayrates depend on multiple factors, including the country and region of operation, water depth, rig capabilities, technical specifications, contract length, overall contract terms and the utilization rate of the fleet or fleet category (the number of rigs under contract as a percentage of the total available fleet or fleet category). According to ODS-Petrodata, between 2006 and 2012, dayrates for drillships and semi-submersibles increased by more than 300% due to the high demand for these rigs, combined with the high utilization rate of the existing fleet. The graph below shows dayrates for drillships, semi-submersibles and tenders.

Source: ODS-Petrodata.

In addition to increased demand for rigs, E&P companies have also required higher operational capacities and technical specification for the rigs in order to drill increasingly complex wells and in increasing water depths. In order to meet growing demand and requirements for higher specification rigs, a significant number of new rigs have been built since 2005, thereby increasing the number of dynamically positioned drillships and semi-submersible rigs with ultra-deepwater capabilities from 28 to 113. With these significant investments, dayrates increased from approximately $290,000 in May 2005, when the first new rigs were ordered, to more than $600,000 in September 2008. However, with the financial downturn in the latter part of 2008 and subsequent drop in oil prices, compounded by the impact of the Deepwater Horizon incident, the order flow for new deepwater vessels was effectively halted and new spending and investments in deeper water reserves were limited, resulting in dayrates decreasing to the low $400,000s in 2010. Since then, higher oil prices and an improved global economic outlook have spurred higher activity levels from E&P companies and increased the demand for ultra-deepwater rigs, resulting in renewed interest for construction of additional ultra-deepwater rigs and increased dayrates. According to ODS-Petrodata, as of May 2012, the levels for dayrates for ultra-deepwater rigs are in the range of $491,000 to $630,000.

Drillships and Semi-Submersibles. ODS-Petrodata projections and historical data for both drillship and semi-submersible rig demand (shown below by region) show that demand for deepwater rigs has risen significantly since 2008, which has contributed to the recent increase in dayrates.

Source: ODS-Petrodata.

The demand for drillships, semi-submersibles and tender rigs is also reflected in their high utilization rate, or the percentage of rigs under contract, which has also contributed to the recent increase in dayrates. The following graph illustrates the different utilization rates worldwide for drillships and semi-submersible rigs as of May 2012. In fast growing regions, such as South America and Australia/New Zealand, 100% of the available rigs are contracted. As this trend is expected to continue, some regions are susceptible to equipment and rig shortage in the short and medium term. Shortages tend to result in higher dayrates until demand is alleviated with additional supply.

Source: ODS-Petrodata.

As a result of the potential increase in demand and shortage of deepwater rigs in the near future, E&P companies are entering into long-term contracts with drilling companies. Out of the 126 deepwater rigs in operation owned by the five largest companies in the sector, 67 vessels (51%) are contracted for at least two years and 49 vessels (37%) for more than three years, with some contract terms lasting until 2022.

The pie chart below shows the time for which rigs were contracted as of January 2009 and May 2012, highlighting the trend towards E&P companies entering into long-term contracts for deepwater rigs.

Source: ODS-Petrodata.

Tender Rigs. Although demand for deepwater rigs has increased significantly in recent years, demand for tender rigs (shown below by region) has remained relatively steady over time. Fleet renewal and a growing recognition of the benefits of the tender as a versatile and cost effective alternative to a fixed or floating platform solution have resulted in stable to positive development in both demand and dayrates for these rigs. In general, according to ODS-Petrodata, average dayrates are approximately $130,000 for tender barges and $235,000 for semi-tenders.

Source: ODS-Petrodata.

Tender rigs are used in conjunction with production platforms (i.e., for field development drilling) so contracts are generally longer term. Furthermore, in contrast to deepwater rigs, the contract length for tender rigs has remained relatively stable over time.

Source: ODS-Petrodata.

Crude Oil Fundamentals

In addition to the basic supply and demand of offshore rigs, the long-term outlook for the offshore drilling industry is driven by oil fundamentals. In particular, market expectations about the potential changes in the price of oil significantly affect the level of exploration, development and production activities in offshore areas worldwide. The outlook for oil prices is in turn impacted by the outlook for global consumption of oil and anticipated future supply, both through current production and projected increased production from the further development of existing reserves and the discovery and development of new reserves.

Oil Prices

Current oil prices are high relative to historical levels and have rebounded from their lows reached during the economic downturn of 2009. The chart below illustrates historical spot prices for West Texas Intermediate (WTI) and Brent oil through June 25, 2012 and NYMEX futures prices through 2017.

Source: Bloomberg; Historical, WTI and Brent NYMEX monthly pricing as of June 25, 2012.

Capital Expenditures

With relatively high oil prices, many E&P companies are generating cash flows that exceed their capital requirements for investment projects. Many of these companies are using a portion of their excess cash flow to increase capital expenditure budgets in an attempt to meet rising demand for oil and natural gas by increasing production and mitigating reserve declines. Based on the continued strength of oil prices as seen in current futures prices, and the trend towards deeper offshore drilling, we expect that a portion of the increased capital expenditures budget of E&P companies is likely to be used to drill new offshore wells.

Global exploration and production expenditures have increased from approximately $120 billion in 2001 to $558 billion in 2011, as reported in IHS Herold’s Financial and Operations Database. According to the 2012 IHS Upstream Spending Report approximately 30%, or $213 billion, of global spending in oil and natural gas will be directed offshore. Moreover, according to the 2012 IHS Upstream Spending Report, global offshore capital expenditures are expected to increase 58% from 2011 through 2016. The table below illustrates the amount of capital expenditures as compared to the spot price for Brent Oil from 2001 through 2012.

Source: IHS Herold

Demand

The demand for energy resources in a given region generally closely correlates to overall economic development levels and population growth in that region. The consumption of oil and oil derived products is expected to increase worldwide, closely following anticipated population growth, keeping per capita consumption at relatively stable levels, as shown in the graph below.

Source: IEA.

According to the IEA—World Energy Outlook 2011, the demand for oil and oil derived products is expected to continue to grow steadily in the coming years, reaching approximately 99.4 million barrels per day by 2035, up from 86.7 million barrels per day in 2010. Much of the growth is expected to come from non-Organization for Economic Co-operation and Development countries, including Brazil, Russia, India and China, with almost half of the demand coming from China, mainly due to the rising use of transportation fuels. As shown in the graph below, levels of barrel per capita consumption are significantly lower in less developed regions, signaling considerable room for growth in consumption.

Sources: IEA – World Energy Outlook 2011; OECD; United Nations Department of Economic and Social Affairs

Discoveries and Production

According to the IEA – World Energy Outlook 2011, an average of 14 billion barrels of crude oil has been discovered annually over the last decade. A large percentage of these discoveries have trended towards larger discoveries in more remote places as well as smaller discoveries in mature basins, both of which have occurred as a result of higher oil prices and the application of new technologies.

Though exploration activities have increased in recent years due to higher oil prices, they still lag behind production, which continues to increase due to greater demand.

Nevertheless, the total volume of recently proven and probable reserves, together with reserves yet to be discovered and surplus volumes to be measured in existing fields, are expected to be much larger than current proven reserves. Offshore discoveries are expected to play an important role in the future, as more than 50% of all oil discovered in the last ten years was located in deepwater.

BUSINESS

Overview

We are a growth-oriented limited liability company recently formed by Seadrill Limited (NYSE: SDRL) to own, operate and acquire offshore drilling rigs. Our drilling rigs are under long-term contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining term of 3.1 years as of June 30, 2012. We intend to grow our position in the offshore drilling market by continuing to provide excellent service to these customers with our modern, technologically advanced fleet. We also intend to leverage the relationships, expertise and reputation of Seadrill to re-contract our fleet under long-term contracts and to identify opportunities to expand our fleet through acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and we believe Seadrill will be motivated to facilitate our growth because of its significant ownership interest in us.

Upon the completion of this offering, we will own (i) a 30.0% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 30.09% economic interest in Seadrill Capricorn Sarl. We will control Seadrill Operating LP through our ownership of its general partner and Seadrill Capricorn Sarl through our ownership of the majority of the voting rights. Seadrill will own the remaining 70.0% limited partner interest in Seadrill Operating LP and 69.91% economic interest in Seadrill Capricorn Sarl.

OPCO’s initial fleet will consist of:

•	A 100% interest in the following three drilling rigs:

•	the semi-submersible West Aquarius, which was delivered from the shipyard in 2009 and is currently under a drilling contract with ExxonMobil that expires in June 2015;

•	the semi-submersible West Capricorn, which was delivered from the shipyard at the end of 2011 and is mobilizing to start operations under a drilling contract with BP that expires in July 2017; and

•	the semi-tender West Vencedor, which was delivered from the shipyard in early 2010 and is under a drilling contract with Chevron that expires in March 2015; and

•	An approximate 56% interest in the drillship, the West Capella, which was delivered from the shipyard in 2008 and is under a drilling contract with Total that expires in April 2014.

We intend to leverage our relationship with Seadrill to make accretive acquisitions of drilling rigs from Seadrill and third parties. For example, pursuant to our omnibus agreement, we will have the following purchase rights:

•	A right of first offer to purchase additional interests in OPCO; and

•	A right to purchase any drilling rigs acquired or placed under contracts of five or more years after the closing date of this offering.

In addition, we will have the right to purchase the following two tender rigs from Seadrill, either directly or through OPCO, at any time within 24 months after their respective acceptance by their customers:

•

T-15, a tender rig barge due to be completed in the first quarter of 2013, which is capable of drilling in water depths of up to 6,500 feet. The T-15 is expected to enter service in April 2013 with Chevron under a five-year drilling contract; and

•

T-16, a tender rig barge due to be completed in the first quarter of 2013, which is capable of drilling in water depths of up to 6,500 feet. The T-16 is expected to enter service in June 2013 with Chevron under a five-year drilling contract.

Our Relationship with Seadrill and the Fredriksen Group

One of our principal strengths is our relationship with Seadrill and the Fredriksen Group of companies. We expect our relationship with Seadrill to give us access to Seadrill’s relationships with major international oil companies and shipbuilders. We will have access to Seadrill’s customer and supplier relationships and its technical, commercial and managerial expertise, which we believe will allow us to compete more effectively when seeking additional customers.

Upon completion of this offering, Seadrill will own the 2.0% Seadrill Member interest, all of our incentive distribution rights and an additional         % limited liability company interest in us, as well as a 70.0% limited partner interest in Seadrill Operating LP and a 69.91% economic interest in Seadrill Capricorn Sarl, and thus will have significant incentives to contribute to our success.

Seadrill is one of the world’s leading international offshore drilling contractors, providing offshore drilling services to the oil and natural gas industry. As of June 30, 2012, Seadrill owned and operated a fleet of 48 offshore rigs (including OPCO’s drilling rigs), and had an additional 15 rigs under construction. Seadrill’s drilling rig fleet is comprised of jack-up rigs, tender drilling rigs, semi-submersible rigs and drillships, which operate from shallow to ultra-deepwater areas as well as in harsh and benign environments and are contracted to customers throughout the world. Seadrill reported total operating revenues of approximately $4.2 billion in fiscal year 2011.

In addition to our direct relationship with Seadrill, we believe there are opportunities for us to benefit from operational, customer and shipyard-based synergies due to our broader relationship with the Fredriksen Group. Seadrill’s main shareholder, Hemen Holding Ltd., or Hemen Holding, and other related companies are also the main shareholders of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, which we refer to together as the Fredriksen Group. In addition to Seadrill Limited, the Fredriksen Group includes the following companies, among others:

•	Golar LNG Limited, an owner and operator of a fleet of seven liquefied natural gas, or LNG, carriers and two floating storage and regasification units, or FSRUs;

•	Golar LNG Partners LP, a master limited partnership that owns and operates a fleet of two LNG carriers and three FSRUs;

•	Archer Limited, an oil services company specializing in crewing offshore rigs and onshore land rigs, including associated wireline and well services;

•	Frontline Ltd., a crude oil tanker company which operates a fleet of 48 tankers;

•

Ship Finance International Limited, a marine leasing company, with a fleet of 62 vessels, including crude oil tankers, chemical tankers, oil/bulk/ore vessels, dry-bulk carriers, container vessels, offshore supply vessels, one jack-up drilling rig and three ultra-deepwater drilling rigs;

•

Deep Sea Supply PLC, an owner and operator of 23 anchor handling tug supply and platform supply vessels, operating in the North Sea spot market, West Africa, the Mediterranean, South East Asia and Brazil;

•	Northern Offshore Ltd, an owner and operator of five offshore drilling rigs and a floating production unit operating in the Northern U.K. North Sea; and

•	Golden Ocean Group Limited, a dry bulk shipping company that owns a fleet of 17 ships, and manages an additional 11 ships.

We can provide no assurance, however, that we will realize any benefits from our relationship with Seadrill or the Fredriksen Group.

Business Strategies

Our primary business objective is to increase the quarterly cash distributions to our unitholders over time. We intend to accomplish this objective by executing the following strategies:

•

Grow through strategic and accretive acquisitions. We intend to capitalize on opportunities to grow OPCO’s and our fleet of drilling rigs through acquisitions of offshore drilling rigs from Seadrill, either by us or by OPCO, and acquisitions of offshore drilling rigs from third parties. We will have opportunities, pursuant to the omnibus agreement, to acquire additional interests in OPCO and certain of Seadrill’s other drilling rigs with drilling contracts of five or more years. Seadrill’s intent is to contribute additional interests in OPCO to us over time in exchange for cash or our limited liability company interests. In addition, Seadrill has granted us and OPCO the right in the omnibus agreement to purchase the T-15 and the T-16 tender rigs. Finally, we believe that we will have the opportunity to take advantage of consolidation trends in the offshore drilling industry by acquiring, either independently, through OPCO or jointly with Seadrill, drilling rigs from third parties or other drilling companies. Seadrill has been active in commissioning newbuilds and acquiring drilling rigs and drilling companies since inception, and has demonstrated an ability to successfully identify, acquire and integrate offshore drilling businesses.

•

Pursue long-term contracts and maintain stable cash flow. We and OPCO will seek to maintain stable cash flows by continuing to pursue long-term contracts. Our focus on long-term contracts improves the stability and predictability of our operating cash flows, which we believe will enable us to access equity and debt capital markets on attractive terms and, therefore, facilitate our growth strategy. We believe that customers are increasingly seeking long-term contracts. In addition, Seadrill will operate our rigs and has a proven track record of operating offshore rigs with minimal downtime. By minimizing downtime, we expect to be able to maximize our revenues and cash available for distribution and demonstrate to our customers that we are a reliable operator, which we believe will enable us to secure additional long-term contracts, achieve higher dayrates and increase our backlog.

•

Provide excellent customer service and continue to prioritize safety as a key element of our operations. We believe that Seadrill has developed a reputation as a preferred offshore drilling contractor and that we can capitalize on this reputation by continuing to provide excellent customer service. We seek to deliver exceptional performance to our customers by consistently meeting or exceeding their expectations for operational performance, including by maintaining high safety standards and minimizing downtime. We and Seadrill maintain a culture that makes safety a high priority and we also believe that safety is a key focus area for our customers. Seadrill has made a significant investment in safety analysis and reporting technology and has established a track record of safe operations, with a current lost time injury frequency of 0.68 incidents per million man hours. We believe that maintaining outstanding operational and safety performance is vital to renewing contracts with existing customers and attracting new business.

•

Maintain a modern and reliable fleet. OPCO has one of the youngest and most technologically advanced fleets in the industry, and plans to maintain a modern and reliable fleet. We continually seek and evaluate new and proven technologies that have the potential to improve efficiency, reduce the environmental impact of drilling operations and enhance worker safety. We believe that continuing to invest in high-quality assets with proven and reliable drilling rig technology will allow us to provide our customers with safe and efficient operations and services.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•

Relationship with Seadrill. We believe Seadrill will facilitate our acquisition and growth strategy, and we also expect to benefit from Seadrill’s operational expertise and relationships with suppliers and shipyards. Seadrill will be required to offer us additional drilling rigs with drilling contracts of five or more years, and, should they decide to sell, additional interests in OPCO. We also expect to collaborate with Seadrill to identify third-party acquisition opportunities. We believe Seadrill’s reputation among the leading major oil companies as a reliable and efficient operator and its technical, commercial and management expertise will enhance our ability to secure repeat and new business under long-term contracts at favorable dayrates. We also believe that Seadrill’s global relationships, as well as those of the Fredriksen Group, with suppliers and shipyards could lead to additional operational synergies, especially during times of supply and production constraints.

•

Long-term contracts with high quality customers. All of our revenues and associated cash flows are derived from OPCO’s existing multi-year contracts. As of June 30, 2012, our contracts have an average remaining term of 3.1 years, and we believe these contracts enhance the stability and predictability of our revenues. Under these agreements, we have no direct commodity price exposure and we earn revenues so long as OPCO’s drilling rig is in good working order, fully crewed and available for deployment, regardless of whether the rig is engaged in drilling or standing by at the request of the customer. Furthermore, we believe that the creditworthiness of OPCO’s customers contributes to the stability of our cash flows.

•

Modern, technologically advanced fleet. We believe that OPCO has one of the most modern, technologically advanced and efficient fleets in the offshore drilling industry. All of OPCO’s rigs were built after 2007, with an average age of approximately 2.5 years. A younger fleet provides several benefits to customers. Most importantly, OPCO’s drilling rigs enable customers to drill wells more efficiently and more reliably than older drilling rigs. In addition, OPCO’s drilling rigs generally have extended deck space and more storage capacity, which typically reduces logistics costs associated with the provision of supplies. As a result, we believe that we are positioned to become a preferred provider of offshore drilling services and to secure additional long-term contracts at attractive dayrates.

•

Financial flexibility to pursue growth opportunities. Upon the closing of this offering, we expect OPCO to have an undrawn $300 million credit facility with Seadrill. In addition, we expect to have access to the debt and equity markets, which will facilitate the execution of our acquisition strategy and enable us to pursue other expansion opportunities. Furthermore, we expect our status as a publicly traded company will benefit our cost of capital and make us more competitive as we pursue growth opportunities.

Fleet and Customers

The following table provides additional information about OPCO’s initial fleet:

						Current Contract
Rig Name	Year Built	Water Depth (feet)	Drilling Depth (feet)	Location	Client	Start	Expire	Dayrate (US$)

West Aquarius	2009	10,000	35,000	In transit	ExxonMobil	July 2012	December 2012	Transit	(1)
				Canada	ExxonMobil(2)	January 2013	June 2015	$530,000
				Options	ExxonMobil	June 2015	June 2017	$530,000
West Capricorn(3)	2011	10,000	35,000	USA (Gulf of Mexico)	BP	July 2012	July 2017	$487,000
				Options	BP	July 2017	July 2019	$487,000

West Capella(4)	2008	10,000	35,000	Nigeria	Total	April 2009	April 2014	$544,000

West Vencedor(5)	2010	6,500	30,000	Angola	Chevron	March 2010	March 2015	$206,500

(1)	While in transit, the West Aquarius receives a reduced moving rate instead of its standard dayrate under its drilling contract.
(2)	Once the West Aquarius arrives in Canada it will operate under a sub-contract to Statoil ASA. Please read “—Drilling Contracts.”
(3)	Excludes estimated amortized rig rate charge payable by the customer of approximately $41,000 per day relating to lump sum mobilization fee, contract revenues and reimbursables prior to the commencement of contract, and a $5,000 per day catering and accommodation rate.
(4)	OPCO will own an approximate 56% interest in the West Capella. The dayrate excludes the estimated contract revenue escalation payable by the customer of approximately 1% of the dayrate.
(5)	The dayrate excludes the estimated contract revenue escalation payable by the customer of approximately 1% of the dayrate.

Pursuant to our omnibus agreement, we will have a right of first offer to purchase additional interests in OPCO. In addition, we will have the right to purchase the following two tender rigs from Seadrill, either directly or through OPCO, at any time within 24 months after their respective acceptance by their customers:

•

T-15, a tender rig barge due to be completed in the first quarter of 2013, which is capable of drilling in water depths of up to 6,500 feet. The T-15 is expected to enter service in April 2013 with Chevron under a five-year drilling contract.

•

T-16, a tender rig barge due to be completed in the first quarter of 2013, which is capable of drilling in water depths of up to 6,500 feet. The T-16 is expected to enter service in June 2013 with Chevron under a five-year drilling contract.

Semi-submersibles

OPCO’s two semi-submersible rigs are 6th Generation and DP3 ultra-deepwater, with proven design and drilling technology. These rigs were built by experienced and highly reputable shipyards, and designed with a focus on performing safe and reliable operations with minimum impact to the environment. These rigs have technological advancements which promote the safety of their crews, protection of the environment, operational performance and drilling efficiency, allowing our customers to drill wells faster and in a safer manner than older, less capable drilling rigs.

West Aquarius. The West Aquarius is a dynamically positioned semi-submersible drilling rig capable of operating in harsh environments, such as offshore Norway and Canada. The information below highlights the principal features of the West Aquarius.

Principal Features:

•	Type: semi-submersible drilling rig

•	Generation: 6th

•	Maximum water depth: 10,000 feet

•	Drilling depth: 35,000 feet

•	Dimensions: 382 feet x 317 feet

•	Built: 2009

•	Builder: Daewoo Shipbuilding and Marine Engineering

•	Accommodates: 180 people

•	Transit speed: 6 knots

West Capricorn. The West Capricorn is a dynamically positioned semi-submersible drilling rig built in 2011. The information below highlights the principal features of the West Capricorn.

Principal Features:

•	Type: semi-submersible drilling rig

•	Generation: 6th

•	Maximum water depth: 10,000 feet

•	Drilling depth: 35,000 feet

•	Dimensions: 380 feet x 297 feet

•	Built: 2011

•	Builder: Jurong Shipyard

•	Accommodates: 180 people

•	Transit speed: 7 knots

Drillship

The West Capella is a 6th generation ultra-deepwater drillship of the Samsung 10,000 design built by Samsung Heavy Industries in 2008. The West Capella is a self-propelled dynamically positioned Class 3 drillship that is suitable for drilling in remote locations because of its mobility and large carrying capacity. The West Capella also contains a large storage area, high variable deck load and full dual drilling operation capabilities. The information below highlights the principal features of the West Capella.

Principal Features:

•	Type: DP3 ultra-deepwater drillship

•	Maximum water depth: 10,000 feet

•	Drilling depth: 35,000 feet

•	Dimensions: 748 feet x 138 feet

•	Built: 2008

•	Builder: Samsung Heavy Industries

•	Accommodates: 180 people

•	Transit speed: 11.5 knots

Tender Rig

The West Vencedor is a tender rig that was built in 2010. The West Vencedor has an enhanced design as compared to older units that makes it capable of operating in harsher environments with higher air gap for mooring in deep water to enable it to work on tension leg platforms, which are vertically moored floating structures used for the offshore production of oil or gas, and spar platforms, which is a type of floating oil platform typically used in very deep waters. The information below highlights the principal features of the West Vencedor.

Principal Features:

•	Type: Semi-submersible tender rig

•	Maximum water depth: 6,500 feet

•	Drilling depth: 30,000 feet

•	Dimensions: 309 feet x 118 feet

•	Built: 2010

•	Builder: Keppel FELS Limited

•	Accommodates: 160 people

•	Transit speed: 11.5 knots

Contract Backlog

OPCO’s drilling rigs are contracted to customers for an average remaining term of 3.1 years as of June 30, 2012. Backlog is calculated as the full operating dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the backlog amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.

In addition, OPCO’s contracts provide for termination at the election of the customer with an “early termination payment” to be paid to OPCO if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, OPCO’s bankruptcy, sustained unacceptable performance by OPCO or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, if one of these events were to occur, the actual amount of revenues earned may be substantially lower than the backlog reported.

OPCO’s contract backlog as of June 30, 2012 totals $2.1 billion and is as follows:

Rig	Contracted Location	Customer	Contract Backlog(1)	Contractual Dayrate	Actual/Expected Contract Commencement	Expected Contract Termination Date
West Aquarius	Canada	ExxonMobil	$575,000	$530,000	September 2012	June 2015
West Capricorn	USA	BP	$973,000	$487,000	June 2012	June 2017(2)
West Capella	Nigeria	Total	$352,500	$544,000	April 2009	April 2014
West Vencedor	Angola	Chevron	$206,000	$206,500	March 2010	March 2015

(1)	Rounded to the nearest $1,000. Based on signed drilling contracts.
(2)	Customer has an option to extend the contract for up to two years.

Drilling Contracts

OPCO provides drilling services on a “dayrate” contract basis. OPCO does not provide “turnkey” or other risk-based drilling services to the customer. Under dayrate contracts, the drilling contractor provides a drilling rig and rig crews and charges the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts usually provide for a lump sum amount or dayrate for mobilizing the rig to the initial operating location, which is usually lower than the contractual dayrate for uptime services, and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or a number of wells or has a stated term regardless of the number of wells. These contracts may generally be terminated by the customer in the event the drilling rig is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” events beyond the control of either party or upon the occurrence of other specified conditions. In some instances, the dayrate contract term may be extended by the customer exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.

OPCO’s drilling contracts are the result of negotiations with its customers. OPCO’s existing drilling contracts generally contain, among other things, the following commercial terms: (i) contract duration extending over a specific period of time; (ii) term extension options in favor of its customer, generally upon advance notice to OPCO, at mutually agreed, indexed or fixed rates; (iii) provisions permitting early termination of the contract if the drilling rig is lost or destroyed, if operations are suspended for an extended period of time due to breakdown of major rig equipment or “force majeure” events beyond OPCO’s control and the control of the customer; (iv) provisions allowing early termination of the contract by the customer without cause with a specified early termination fee in the form of a reduced rate for a specified period of time; (v) payment of compensation to OPCO (generally in U.S. dollars although some contracts require a portion of the compensation to be paid in local currency) on a dayrate basis (lower rates or no compensation generally apply during periods of equipment breakdown and repair or in the event operations are suspended or interrupted by other specified conditions, some of which may be beyond OPCO’s control); (vi) payment by OPCO of the operating expenses of the drilling rig, including crew labor and incidental rig supply costs; (vii) provisions entitling OPCO to adjustments of dayrates in accordance with published indices or otherwise; (viii) provisions requiring OPCO or Seadrill to provide a performance guarantee; (ix) indemnity provisions between OPCO and its customers in respect of third-party claims and risk allocations between OPCO and its customers relating to damages, claims or losses to OPCO, its customers, or third parties; and (x) provisions permitting the assignment to a third party with OPCO’s prior consent, such consent not to be unreasonably withheld. OPCO’s indemnification may not cover all damages, claims or losses to OPCO or third parties, and the indemnifying party may not have sufficient resources to cover its indemnification obligations. See also “Risk Factors—Risks Inherent in Our Business—OPCO’s customers may be unable or unwilling to indemnify OPCO.” In addition, OPCO’s drilling contracts typically provide for situations where the drilling rig would operate at reduced operating dayrates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Important Financial and Operational Terms and Concepts—Economic Utilization.”

The terms of the West Capella and the West Vencedor drilling contracts generally conform to the summary description above with no significant variations. The terms of the West Aquarius drilling contract generally conform to the summary description above. In addition, the West Aquarius contract contemplates operations in a number of different countries during the term of the agreement, which we refer to as the International Drilling Contract. For each country where the West Aquarius operates under the International Drilling Contract, a specific local contract is agreed between the local ExxonMobil operating company, and the local Seadrill affiliate, to conform to the local regulatory environment. The rate payable under the International Drilling Contract may be adjusted for certain countries on an agreed basis, to account for different local cost of Seadrill operations. For operations in Canada, the dayrate is set at $530,000. In addition, the International Drilling Contract permits ExxonMobil to temporarily assign the drilling rig to a third party without our consent, provided that OPCO would be willing to sign a contract on the same terms with such third party. If the International Drilling Contract is assigned to a third party, ExxonMobil is not required to pay the dayrate under the International Drilling Contract during the term of such assignment. Upon any termination of the assignment, the drilling rig will revert back to ExxonMobil and ExxonMobil will resume paying the dayrate under the International Drilling Contract.

Upon its arrival in Canada, ExxonMobil will temporarily assign the West Aquarius to Statoil ASA for a period of          months, and subsequently to Hibernia Management and Development Company for the remainder of the contract term.

The terms of the West Capricorn drilling contract generally conforms to the summary description above. In addition, the customer has the right to make payment of the mobilization fee and certain other pre-commencement charges on an amortized basis, with interest, over the initial five year term of the contract. Termination of the contract does not affect OPCO’s right to receive the amortized payments.

Joint Venture, Agency and Sponsorship Relationships

In some areas of the world, local customs and practice or governmental requirements necessitate the formation of joint ventures with local participation. Local laws or customs in some areas of the world also effectively mandate establishment of a relationship with a local agent or sponsor. When appropriate in these areas, we will enter into agency or sponsorship agreements. For more information regarding the regulations in the countries in which we currently are contracted to operate, please see “—Environmental and Other Regulations in the Offshore Drilling Industry.”

We expect that Seadrill Operating LP will enter into a Nigerian joint venture that will be fully controlled and approximately 56% owned by Seadrill Operating LP, and will result in a Nigerian joint venture partner owning an effective 1% interest in the West Capella. Seadrill will own the remaining ownership interest in the joint venture. We expect that the joint venture agreement will provide such joint venture partner with the right to purchase up to an approximate effective 25% interest in the West Capella at a fair market value price over the course of five years, subject to additional mutually agreed upon terms. Any such purchase is expected to be from Seadrill’s ownership interest and not from Seadrill Operating LP.

Seasonality

In general, seasonal factors do not have a significant direct effect on OPCO’s business. OPCO has operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operation of its rigs, but generally such operational interruptions do not have a significant impact on OPCO’s revenues. Please read “—Drilling Contracts.” Such adverse weather could include the hurricane season for OPCO’s operations in the GOM.

Customers

Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively conduct such operations. As a result, a significant number of operators in this segment of the offshore exploration and production industry are either national oil companies, major oil and natural gas companies or well-capitalized large independent oil and natural gas companies. OPCO’s current customers are BP, Total, Chevron and ExxonMobil. For the year ended December 31, 2011, ExxonMobil accounted for 42%, Total accounted for 41%, and Chevron accounted for 17% of OPCO’s total revenues. We expect that OPCO’s future customers will be well capitalized companies, including state-owned national oil and natural gas companies, major integrated oil and natural gas companies and large independent exploration and production companies.

Competition

The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to smaller companies with fewer than five drilling rigs.

The demand for offshore drilling services is driven by oil and natural gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and natural gas companies’ expectations regarding oil and natural gas prices, anticipated production levels, worldwide demand for oil and natural gas products and many other factors. The availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments also affect customers’ drilling programs. Oil and natural gas prices are volatile, which has historically led to significant fluctuations in expenditures by customers for drilling services. Variations in market conditions impact OPCO in different ways, depending primarily on the length of drilling contracts in different markets. Short-term changes in these markets may have a minimal short-term impact on revenues and cash flows, unless the timing of contract renewals coincides with short-term movements in the market.

Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, condition and integrity of equipment, their record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and client relations.

Competition for offshore drilling rigs, particularly submersible semi-tenders and drillships, is generally on a global basis, as rigs are highly mobile. However, the cost associated with mobilizing rigs between regions is sometimes substantial, as entering a new region could necessitate modifications of the drilling rig and its equipment to specific regional requirements.

We believe that the market for drilling contracts will continue to be highly competitive for the foreseeable future. We believe that OPCO’s fleet of recently constructed technologically advanced drilling rigs provides it with a competitive advantage over competitors with older fleets, as OPCO’s drilling rigs are generally better suited to meet the requirements of customers for drilling in deepwater. However, certain competitors may have greater financial resources than we do, which may enable them to better withstand periods of low utilization, and compete more effectively on the basis of price.

Principal Suppliers

OPCO sources the equipment used on its drilling rigs from well-established suppliers, including: Cameron International Corp. and National Oilwell Varco, Inc., or NOV, each of which supply blowout preventors, and, with respect to NOV, top drives (the device used to turn the drillstring, which is a combination of devices that turn the drill bit), drawworks (the hoisting mechanism on a drilling rig) and other significant drilling equipment; Kongsberg Gruppen, which supplies dynamic positioning systems; Aker-MH AS, which supplies drilling software as well as top drives and drawworks; Rolls Royce, which supplies thrusters; and Caterpillar Inc., which supplies cranes.

In addition, each of OPCO’s customers are responsible for providing the fuel to be used by the drilling rig that it contracts from OPCO, at such customer’s cost.

Crewing and Staff

As of June 30, 2012, approximately          offshore staff served on OPCO’s offshore drilling rigs and approximately          staff served onshore in technical, commercial and administrative roles in various countries. OPCO directly employs approximately         % of the onshore staff and employs no offshore staff directly; instead certain subsidiaries of Seadrill employ the crews, who serve on the drilling rigs pursuant to agreements with the subsidiaries. Likewise, certain subsidiaries of Seadrill provide onshore advisory, operational and administrative support to OPCO’s operating subsidiaries pursuant to service agreements. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Advisory, Technical and Administrative Services Agreements.”

One of Seadrill’s top priorities is attracting and retaining motivated offshore personnel, and, as a result, it offers highly competitive employment packages and comprehensive benefits and opportunities for career development.

Some of Seadrill’s employees that provide services for OPCO and OPCO’s contracted labor are represented by collective bargaining agreements. Some of these agreements require the contribution of certain amounts to retirement funds and pension plans and special procedures for the dismissal of employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs for OPCO, other increased costs or increased operating restrictions that could adversely affect our financial performance.

Seadrill considers its relationships with the various unions as stable, productive and professional. Presently, we are in negotiations to renew our contracts with our Nigerian employees.

Risk of Loss and Insurance

OPCO’s operations are subject to hazards inherent in the drilling of oil and natural gas wells, including blowouts and well fires, which could cause personal injury, suspend drilling operations, destroy the equipment involved or cause serious environmental damage. Offshore drilling contractors such as OPCO are also subject to hazards particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. OPCO’s marine insurance package policy provides insurance coverage for physical damage to OPCO’s drilling rigs, loss of hire for some of its rigs and third-party liability.

OPCO’s insurance claims are subject to a deductible, or non-recoverable, amount. OPCO currently maintains a deductible per occurrence of up to $5 million related to physical damage to its rigs. However, a total loss of, or a constructive total loss of, a drilling rig is recoverable without being subject to a deductible. For general and marine third-party liabilities, OPCO generally maintains a deductible of up to $500,000 per occurrence on personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs. Furthermore, for some of OPCO’s rigs OPCO purchases insurance to cover loss due to the drilling rig being wholly or partially deprived of income as a consequence of damage to the unit. The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies are limited to 290 days. If the repair period for any physical damage exceeds the number of days permitted under OPCO’s loss of hire policy, it will be responsible for the costs in such period.

OPCO has elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the U.S. GOM due to the substantial costs associated with such coverage. This results in a risk of losses, which could be material, that are not covered by third-party insurance contracts.

Environmental and Other Regulations in the Offshore Drilling Industry

OPCO’s operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which its drilling rigs operate or are registered, which can significantly affect the operation of OPCO’s drilling rigs. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, Canada Oil and Gas Operations Act, the Canada Shipping Act, Nigeria’s Petroleum Act, and Angola’s Petroleum Activities Law. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering OPCO liable for environmental and natural resource damages without regard to negligence or fault on its part.

International Maritime Regimes

The United Nations’ International Maritime Organization, or IMO, provides international regulations governing shipping and international maritime trade. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the ISM Code) promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. The IMO regulations, and others, have been adopted by the member countries, including the United States, Canada, Angola, and Nigeria. In certain jurisdictions, notably in Canada and the United States, national laws have been enacted to implement, or expand, the IMO regulations and they are discussed below by country.

The IMO has adopted MARPOL, including Annex VI to MARPOL which sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships, fixed and floating drilling rigs and other floating platforms and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Moreover, recent amendments to Annex VI require the imposition of progressively stricter limitations on sulfur emissions from ships. These limitations require that fuels of vessels in covered Emission Control Areas, or ECAs, contain no more than 1% sulfur. In August 2012, the North American ECA will become enforceable. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. GOM. Consequently, in August 2012, when the North American ECA becomes effective, the sulfur limit in marine fuel will be capped at 1%, which is the capped amount for all other ECA areas since July 1, 2010. These capped amounts will then decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas, including the North American ECA. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Our operation of vessels in international waters, outside of the North American ECA, are subject to the requirements of Annex VI in those countries that have implemented its provisions.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions such as the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Though this has not occurred to-date, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships. As referenced below, the United States Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity of more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. All of our vessels are compliant with the BWM Convention.

The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. Ship owners must pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tons, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, must maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on board at all times. We believe that all of OPCO’s drilling rigs are currently compliant in all material respects with these regulations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

United States

Heightened environmental concerns in the U.S. GOM have led to higher drilling costs and a more difficult and lengthy well permitting process and, in general, have adversely affected drilling decisions of oil and natural gas companies. In the United States, our operations are subject to federal and state laws and regulations that require us to obtain and maintain specified permits or governmental approvals; control the discharge of materials into the environment; remove and cleanup materials that may harm the environment; or otherwise comply with the protection of the environment. We are subject to the jurisdiction of the U.S. Coast Guard, or Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection, or CBP, the Department of Interior, the Bureau of Ocean Energy Management, or BOEM, and the Bureau of Safety and Environmental Enforcement, or

BSEE, as well as classification societies such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, and the CBP is authorized to inspect vessels at will. Coast Guard regulations also require annual inspections and periodic drydock inspections or special examinations of our vessels.

Furthermore, any drillships that OPCO may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

Oil Pollution Act. The U.S. Oil Pollution Act of 1990, or OPA, as amended, and related regulations impose a variety of requirements on “responsible parties” related to the prevention and/or reporting of oil spills and liability for damages resulting from such spills in waters off the U.S. A “responsible party” includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages.

CERCLA. The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, as amended, also known as CERCLA or the “Superfund” law, imposes liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of a facility where a release occurred, the owner or operator of a vessel from which there is a release, and entities that disposed or arranged for the disposal of the hazardous substances found at a particular site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the cost of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Prior owners and operators are also subject to liability under CERCLA. It is also not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate wastes in the course of our routine operations that may be classified as hazardous substances. The United States is a member country to the IMO and is subject to MARPOL which imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.

OCSLA. The Outer Continental Shelf Lands Act (“OCSLA”) authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the outer continental shelf. Included among these are regulations that require the preparation of spill contingency plans and establish air quality standards for certain pollutants, including particulate matter, volatile organic compounds, sulfur dioxide, carbon monoxide and nitrogen oxides. Specific design and operational standards may apply to outer continental shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations related to the environment issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and canceling leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

In the United States in 2010, the Department of the Interior undertook a substantial reorganization of regulatory authority for offshore drilling following the Macondo well blowout incident in the GOM in April 2010. Primary regulatory responsibility for offshore drilling was transferred to the Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, and on October 1, 2011, BOEMRE was reorganized into two new organizations, the BOEM and the BSEE. As a result of this reorganization, BSEE is now responsible for the issuance of permits for offshore drilling activities and BOEM for all oil and gas leasing activities that were previously handled by BOEMRE. From time to time, new rules, regulations and requirements have been proposed and implemented by BOEM, BSEE or the United States Congress that materially limit or prohibit, and increase the cost of, offshore drilling in the U.S. GOM. These new rules, regulations and requirements include the moratorium on shallow-water drilling that was lifted in May 2010, but which has resulted in a significant delay in permits being issued in the U.S. GOM, the adoption of new safety requirements and policies relating to the approval of drilling permits in the U.S. GOM, and restrictions on oil and gas development and production activities in the U.S. GOM. The BSEE periodically issues guidelines for rig fitness requirements in the U.S. GOM and may take other steps that could increase the cost of operations or reduce the area of operations for OPCO’s drilling rigs, thus reducing their marketability. On September 14, 2011, BOEMRE issued proposed rules that would amend the Workplace Safety Rule by requiring the imposition of certain added safety procedures to a company’s Safety and Environmental Management Systems ( SEMS) not covered by the original rule and revising existing obligations that a company’s SEMS be audited by requiring the use of an independent third party auditor who has been pre-approved by the agency to perform the auditing task. Implementation of new BSEE or BOEM guidelines or regulations may subject us to increased costs or limit the operational capabilities of our drilling rigs and could materially and adversely affect our operations and financial condition.

Clean Water Act. The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

NISA. On March 23, 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems. The rule goes into effect on June 20, 2012 and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2012 must comply with these standards and some existing ships must comply by their first dry dock after January 1, 2014. The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016.

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Some of these laws contain criminal sanctions in addition to civil penalties. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Macondo well blowout incident, could adversely affect OPCO’s financial results. Although significant capital expenditures may be required to comply with these governmental laws and regulations, such compliance has not materially adversely affected our earnings or competitive position. We believe that we are currently in compliance in all material respects with the environmental regulations to which we are subject.

We may also be affected by or subject to permitting and other requirements under a variety of other environmental laws not discussed above, such as the federal Clean Air Act, Endangered Species Act, Marine Mammal Protection Act, and National Environmental Policy Act.

Canada

The main legislation for oil and gas operations is the Canada Oil and Gas Operations Act, or COGOA. This Act regulates exploration for resources and operations of offshore activities. COGOA describes the responsibility of the operator to ensure worker safety and protection of the environment and outlines requirements to obtain a well approval.

A number of regulations under COGOA set out the requirements for activities associated with oil and gas exploration and production. COGOA regulations set out requirements for seismic exploration, health and safety for geophysical operations, drilling and production activities, the design and installation of safety features, for obtaining a Certificates of Fitness for an offshore installation, and liability limits for spills or debris from oil and gas activities.

Our operations are also subject to the requirements for oil spill planning and preparedness under the Canadian Environmental Protection Act, the Canadian Environmental Assessment Act, the Emergencies Act and the Emergency Preparedness Act. For operations in the Beaufort Sea, there are stipulations for environmental assessment and financial liability under the Inuvialuit Final Agreement.

Regional environmental review bodies must assess any project that may have significant negative impacts on present or future wildlife harvesting under the Inuvialuit Final Agreement. These bodies include the Environmental Impact Screening Committee and the Environmental Impact Review Board in the Inuvialuit region, or the Nunavut Impact Review Board for activities in Nunavut waters. The Review Boards recommend terms and conditions for mitigating any negative impact on wildlife harvesting to the National Energy Board. Environment Canada also reviews any projects that fall under the Canadian Environmental Assessment Act.

In Eastern Canada, the Canada–Nova Scotia Offshore Petroleum Board and the Canada–Newfoundland and Labrador Offshore Petroleum Board regulate drilling and production off the coasts of Nova Scotia and Newfoundland and Labrador, respectively.

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The legislation prescribes measures to prevent pollution, mandates clean-up of marine pollution, and creates civil and criminal liabilities for those responsible for a marine pollution incident.

The Canada Shipping Act, 2001

The Canada Shipping Act, 2001, or CSA 2001, includes the Regulations for the Prevention of Pollution from Ships and for Dangerous Chemicals, which contain provisions to enable Canada to complete accession to annex IV (sewage), V (garbage) and VI (air) of the International Convention for the Prevention of Pollution from Ships, the Ballast Water Control and Management Regulations and the Response Organizations and Oil Handling Facilities Regulations. It is expected that the Response Organizations and Oil Handling Facilities Regulations will be replaced at a future date by new Environmental Response Regulations.

CSA 2001 requires ship owners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. Failure of a vessel to comply with these requirements can result in a fine of up to C$1 million or imprisonment for a term of not more than 18 months, or both. Lesser offenses, such as failing to comply with the directions of a pollution prevention officer, are subject to a fine of not more than C$100,000, imprisonment for a term of not more than one year, or both.

CSA 2001 also makes it a strict liability offense to discharge a pollutant, including but not limited to, oil from a vessel. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. The maximum fine for marine pollution, or for failing to implement an oil pollution plan, is C$1 million or imprisonment for not more than 18 months, or both. If the discharge of a pollutant continues for more than one day, the person committing the offense may be convicted of a separate offense for each day on which the pollutant is discharged. Lesser offenses, such as failing to comply with directions of the Minister in respect of a pollution incident, are subject to a fine of not more than C$100,000, imprisonment for a term of not more than one year, or both. Depending upon the circumstances of the offense, a person convicted of an offense may be subject to other penalties, such as being liable to fund the cost of conducting research into the ecological use and disposal of the pollutant in respect of which the offense was committed.

Canada’s Department of Transport has also enacted regulations on ballast water management under CSA 2001. These regulations require the use of management practices, including mid-ocean ballast water exchange.

Migratory Birds Convention Act, 1994

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral Canada-United States treaty designed to protect migratory birds that cross North American land and water areas. MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. Increased maximum fines range from C$300,000 to C$1 million or imprisonment from six months to three years, or both, which penalty provisions extend to the vessel’s owner, operator, master and chief engineer. MBCA imposes minimum fines, C$500,000 for an indictable offense and C$100,000 for a summary offense, for offenses committed by a vessel in excess of 5,000 tons deadweight. An offense can be committed by a “person” or a “vessel.”

MBCA extends to every master, chief engineer, owner and operator of a vessel and, if the vessel is owned by a corporation, to certain of its directors and officers, the duty to take reasonable steps to ensure a vessel’s compliance with the prohibition against harmful deposits. A foreign vessel may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. MBCA grants discretion to the court, on application by a person who has incurred monetary loss as a result of an offense, to order the convicted party to pay compensation to that person.

The Canadian Environmental Protection Act, 1999

The Canadian Environmental Protection Act, or CEPA, regulates water pollution, including disposal at sea and the management of hazardous waste. Insofar as the offshore drilling industry is concerned, CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit.

Contravention of CEPA can result in maximum fines ranging from C$300,000 to C$1 million or imprisonment from six months to three years, or both. The penalties may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offense are also recoverable. CEPA establishes civil liability for restoration of the environment, costs and expenses incurred relating to prevention or remedying environmental damage, or an environmental emergency. Limited defenses are provided but generally would not cover violations arising from ordinary vessel operations.

Recent amendments to CEPA subject owners of ships and directors and officers of corporations that own ships to a duty of care to ensure that ships comply with CEPA provisions and its regulations concerning disposal at sea and with orders and directions made under CEPA. The amendments also expand the jurisdiction of Canadian courts to include the Exclusive Economic Zone of Canada.

Environmental Enforcement Act

The Environmental Enforcement Act, or EEA, received Royal Assent in June 2009 and amends nine existing statutes that are administered by Environment Canada and the Parks Canada Agency, including CEPA and the MBCA. Key provisions of the EEA raise maximum fines and introduce minimum fines for the first time. In particular, the EEA raises maximum fines to as high as C$6 million and establishes minimum fines for serious offenses which range between C$5,000 for individuals and C$500,000 for large corporations and vessels or ships of 7,500 tons deadweight or over (the minimum fine for serious offenses by small corporations and vessels or ships of less than 7,500 tons deadweight ranges between C$25,000 and C$75,000). Furthermore, the EEA provides enforcement officers with new powers to investigate cases and grants courts new sentencing authorities to ensure that penalties reflect the seriousness of the pollution and wildlife offenses. The EEA came into force in December 2010, except for provisions related to the penalty schemes of certain statutes, including the CEPA and MBCA. No coming into force date has been announced with respect to these provisions.

Marine Liability Act

The Marine Liability Act, which came into force in August 2001, is the principal federal legislation dealing with liability of ship owners and operators in relation to passengers, cargo, pollution and property damage. The

Marine Liability Act creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership.

In 2009, amendments were made to the Marine Liability Act to enable the implementation of two additional international maritime conventions on pollution liability and compensation, the Supplementary Fund Protocol of 2003 to the 1992 International Oil Pollution Compensation Fund and the International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001. The amendments also introduce the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada, and the establishment of a general limitation period of three years in federal law for maritime claims where a limitation period does not currently exist.

Nigeria

The Petroleum Act is the key Nigerian legislation that governs the oil and gas industry in Nigeria. We are also subject to Petroleum (Drilling and Production) Amendment Regulations 1988, Environmental Guidelines and Standards for the Petroleum Industry of Nigeria, and the Environmental Impact Assessment Act There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

Angola

The Petroleum Activities Law, as implemented by the Petroleum Operations Regulations approved in 2009, is the key Angolan legislation that covers the oil and gas industry. We are also subject to the Environmental Framework Law, the Regulations on Liability for Environmental Damages, Decree 39/00 (setting forth specific rules on environmental protection in the performance of petroleum operations), and Executive Decree 12/05 (setting out procedures for reporting of the occurrence of oil spills). There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

Other International Operations

In addition to the requirements described above, OPCO’s international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which OPCO operates, including laws and regulations relating to the importation of and operation of drilling rigs and equipment, currency conversions and repatriation, oil and natural gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling rigs and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect OPCO’s ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling rigs may subject OPCO to increased costs or limit the operational capabilities of its drilling rigs and could materially and adversely affect OPCO’s operations and financial condition. In addition to the regulatory changes taking place in the United States, other countries have announced that they are undertaking a review of the regulation of the offshore drilling industry following the Macondo incident.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and Canada, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, Canada formally withdrew from the Kyoto Protocol and the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties, including Nigeria and Angola.

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index, or EEDI, for new ships, and the Ship Energy Efficiency Management Plan, or SEEMP, for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above and are expected to enter into force on January 1, 2013. When these regulations enter into force, these new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases. In 2009 and 2010, EPA adopted greenhouse reporting requirements for various onshore facilities, and also adopted a rule in 2011 imposing control technology requirements on certain stationary sources subject to the federal Clean Air Act. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the United States, Canada, Angola, Nigeria, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Properties

Other than the drilling rigs, neither we nor OPCO own any material property.

Legal Proceedings

From time to time OPCO has been, and we expect that in the future we and OPCO will be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or OPCO. Please also see Note 16, “Commitments and Contingencies—Legal Proceedings” to the audited Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor included elsewhere in this prospectus.

Taxation of the Company

Certain of our controlled affiliates are subject to taxation in the jurisdictions in which they are organized, conduct business or own assets. We intend that our business and the business of our controlled affiliates will be conducted and operated in a tax efficient manner. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability.

Marshall Islands

Because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by controlled affiliates to OPCO or by OPCO to us are not subject to Marshall Islands taxation.

United States

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, we will be subject to U.S. federal income tax to the extent we earn income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States. We do not expect to earn a material amount of such income. However, one of our controlled affiliates is a U.S. domestic corporation that conducts drilling operations in the GOM. This subsidiary is subject to taxation by the United States on its net income and may be required to withhold U.S. federal tax from distributions it makes to its shareholder.

Other Jurisdictions and Additional Information

OPCO directly and indirectly owns or controls various additional subsidiaries that are subject to taxation in other jurisdictions. For additional information regarding the taxation of OPCO’s subsidiaries, please read note 6 of our Combined Consolidated Carve-out Financial Statements included elsewhere in this prospectus.

MANAGEMENT

Management of Seadrill Partners LLC

Our operating agreement provides that our board of directors has authority to oversee and direct our operations, management and policies on an exclusive basis. Our executive officers, who are employed by Seadrill or its affiliates, will manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. Certain of our current executive officers and directors also are also executive officers or directors of Seadrill or its affiliates.

Our current board of directors consists of one member, Kate Blankenship, who was appointed by Seadrill. Our board has determined that                      satisfies the independence standards established by The New York Stock Exchange, or NYSE, as applicable to us. After the completion of this offering, but prior to our first annual meeting of unitholders in 2013, Seadrill expects to appoint six additional directors to serve on our board. Following our first annual meeting of unitholders, our board will consist of seven members, three of whom will be appointed by the Seadrill Member in its sole discretion and four of whom will be elected by our common unitholders. At least three of the elected directors will meet the independence standards established by the NYSE. Directors appointed by the Seadrill Member will serve as directors for terms determined by the Seadrill Member. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Four of the seven directors appointed by the Seadrill Member will serve until our annual meeting in 2013, at which time they will be replaced by four directors elected by our common unitholders. One of the four directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2014, another of the four directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2015, and the remaining two directors will be designated as our Class III elected directors and will serve until our annual meeting of unitholders in 2016. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any member or group of members that holds at least 10% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 5.0% or more of any class of units then outstanding, any such units owned by that person or group in excess of 5.0% may not be voted (except for purposes of nominating a person for election to our board). The voting rights of any such unitholders in excess of 5.0% will effectively be redistributed pro rata among the other common unitholders holding less than 5.0% of the voting power of such class of units. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 5.0% limitation except with respect to voting their common units in the election of the elected directors. For more information, please read “The Operating Agreement—Voting Rights.”

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to us. NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is composed of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors composed of a majority of directors meeting the independence standards described in NYSE rules. In addition, NYSE rules do not require limited liability companies like us to have boards of directors composed of a majority of independent directors. Accordingly, after this offering, our board of directors will not be composed of a majority of independent directors.

We will have an audit committee that will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee will initially be composed of two directors,                      and                     . Our board has determined that                      and                     satisfy the independence standards established by the NYSE.                      qualifies as an “audit committee expert” for purposes of SEC rules and regulations. In accordance with NYSE and SEC phase-in provisions for companies listing in connection with initial public offerings, we expect to appoint an additional director meeting applicable audit committee independence standards to serve as the third member of our audit committee within one year after the effective date of the registration statement of which this prospectus forms a part.

We will also have a conflicts committee ultimately composed of at least two members of our board of directors. The conflicts committee will be available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of the Seadrill Member or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our members, and not a breach by our directors, the Seadrill Member or its affiliates of any duties any of them may owe us or our unitholders. Our initial conflicts committee will be comprised of                      and one or more additional directors who will be appointed after the closing of this offering. For additional information about the conflicts committee, please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

NYSE rules do not require foreign private issuers like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. In addition, NYSE rules do not require limited liability companies like us to have a compensation committee or a nominating/corporate governance committee. Accordingly, we will not have a compensation committee or a nominating/corporate governance committee.

Employees of Seadrill Management, who will act as our executive officers, will continue to provide services to us after the closing of this offering under the management and administrative services agreement. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management and Administrative Services Agreement.”

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Seadrill. The amount of time our officers will allocate between our business and the business of Seadrill will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activities of the businesses. Our officers intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Our wholly owned subsidiary, Seadrill Operating GP LLC, the general partner of Seadrill Operating LP, will manage Seadrill Operating LP’s operations and activities. Our board of directors has the authority to appoint and elect the directors of Seadrill Operating GP LLC, who in turn will appoint the officers of Seadrill Operating GP LLC. Certain of our directors and officers will also serve as directors or executive officers of Seadrill Operating GP LLC. The partnership agreement of Seadrill Operating LP will provide that certain actions relating to Seadrill Operating LP must be approved by our board of directors. These actions will include, among other things, establishing maintenance and replacement capital and other cash reserves and the determination of the amount of quarterly distributions by Seadrill Operating LP to its partners, including us. In addition, we own 59% of the Class A voting interests in Seadrill Capricorn Sarl and control its operations and activities. Please read “Certain Relationships and Related Party Transactions—OPCO Operating Agreements.”

The Seadrill Member owes a fiduciary duty to our unitholders pursuant to our operating agreement, subject to limitations described under “Conflicts of Interest and Fiduciary Duties.” Whenever possible, the operating agreement directs that we should incur indebtedness or other obligations that are non-recourse to the Seadrill Member.

Whenever the Seadrill Member makes a determination or takes or declines to take an action in its individual capacity, rather than in its capacity as the Seadrill Member, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any member, and the Seadrill Member is not required to act in good faith or pursuant to any other standard imposed by our operating agreement or under the Marshall Islands Act or any other law. Specifically, the Seadrill Member will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in a resetting of the target distribution levels related to its incentive distribution rights, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our operating agreement that require a vote of the outstanding units, voluntarily withdraws from the company, transfers (to the extent permitted under our operating agreement) or refrains from transferring its units,

Seadrill Member interest or the incentive distribution rights it owns or votes upon the dissolution of the company. Actions of the Seadrill Member, which are made in its individual capacity, will be made by Seadrill as sole member of the Seadrill Member.

Directors

The following provides information about each of our directors and director nominees. The business address for these individuals is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda.

Name	Age	Position

Kate Blankenship	47	Director

Kate Blankenship has served as our director since June 2012. Mrs. Blankenship has also served as a director of Seadrill since its inception in May 2005. Mrs. Blankenship has also served as a director of Frontline since 2003. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003. Mrs. Blankenship has been a director of North Atlantic since February 2011, Independent Tankers Corporation Limited since February 2008, Golar since July 2003 and Golden Ocean since November 2004 and Archer Limited since its incorporation in 2007. She is a member of the Institute of Chartered Accountants in England and Wales.

Executive Officers

We currently do not have any executive officers and rely solely on the executive officers of Seadrill Management who will perform executive officer services for our benefit pursuant to the management and administrative services agreement and who will be responsible for our day-to-day management subject to the direction of our board of directors. Seadrill Management also provides certain advisory, technical management services to our fleet and will provide administrative services to us pursuant to the management and administrative services agreement. The following provides information about each of the executive officers of Seadrill Management who will perform executive officer services for us and who are not also members of our board of directors. The business address for our executive officers is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda.

Name	Age	Position

Graham Robjohns	47	Chief Executive Officer
Rune Magnus Lundetræ	35	Chief Financial Officer

Graham Robjohns was appointed as our Chief Executive Officer in June 2012. Mr. Robjohns has served as Principal Executive Officer of Golar LNG Partners LP since July 2011, and prior to that, served as its Chief Executive Officer and Chief Financial Officer from April 2011 to July 2011. Mr. Robjohns served as the Chief Financial Officer of Golar Management from November 2005 until June 2011. Mr. Robjohns also served as Chief Executive Officer of Golar LNG Management from November 2009 until July 2011. Mr. Robjohns served as Group Financial Controller of Golar Management from May 2001 to November 2005 and as Chief Accounting Officer of Golar Management from June 2003 until November 2005. He was the Financial Controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, Mr. Robjohns worked for PricewaterhouseCoopers in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.

Rune Magnus Lundetræ was appointed as our Chief Financial Officer in June 2012. Mr. Lundetræ was appointed designated Chief Financial Officer and Senior Vice President of Seadrill Management in February 2012 and sole Chief Financial Officer and Senior Vice President of Seadrill Management in May 2012. Before his current position Mr. Lundetræ was Finance Director for Seadrill Americas and Commercial Director for Seadrill Europe (now North Atlantic Drilling Limited). He also served as Chief Financial Officer for Scorpion Offshore Ltd after Seadrill acquired a majority stake in the company in July 2010 and up to delisting the company in November 2010. Prior to joining Seadrill, Mr. Lundetræ worked as an auditor for KPMG and PricewaterhouseCoopers in Stavanger, Norway from 2001 until 2007. Mr. Lundetræ graduated as MSc in Management from the London School of Economics in 2001 and as MSc in Accounting and Auditing from the Norwegian School of Business Administration (NHH) in 2004. He registered as a Certified Public Accountant (CPA) in Norway in 2005.

Reimbursement of Expenses of the Seadrill Member

The Seadrill Member will not receive compensation from us for any services it provides on our behalf, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we will reimburse Seadrill Management for expenses incurred pursuant to the management and administrative services agreement that we will enter into with Seadrill Management. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management and Administrative Services Agreement.”

Executive Compensation

Neither we nor OPCO have paid any compensation to our or its directors or officers nor accrued any obligations with respect to management incentive or retirement benefits prior to this offering. Under the management and administrative services agreement, we will reimburse Seadrill Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us. In addition, we will pay Seadrill Management a management fee equal to 5% of its costs and expenses incurred on our behalf. We expect that we will pay Seadrill Management approximately $8.2 million in total under the management and administrative services agreement for the twelve months ending September 30, 2013. We have estimated this amount based on the experience of Seadrill, which is a public company. The amount of our reimbursement to Seadrill Management for the time of our officers will depend on an estimate of the percentage of time our officers will spend on our business and will be based upon a percentage of the salary and benefits Seadrill will pay to such officers after the closing of this offering. Seadrill Management will compensate Mr. Lundetræ in accordance with its own compensation policies and procedures. We do not expect to pay any additional compensation to our officers. Officers and employees of affiliates of the Seadrill Member may participate in employee benefit plans and arrangements sponsored by Seadrill, the Seadrill Member or their affiliates, including plans that may be established in the future. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management and Administrative Services Agreement.”

Compensation of Directors

Our officers or officers of Seadrill who also serve as our directors will not receive additional compensation for their service as directors but may receive director fees in lieu of other compensation paid by Seadrill. We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. We expect non-management directors will each receive a director fee of $50,000 per year. Members of the audit and conflicts committees will each receive a committee fee of $10,000 per year. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

SECURITY OWNERSHIP

OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Seadrill Partners LLC that will be issued upon the consummation of this offering and the related transactions, beneficial owners of 5.0% or more of the units, and all of our directors, director nominees and executive officers as a group.

Name of Beneficial Owner	Common Units to be Beneficially Owned After the Offering			Subordinated Units to be Beneficially Owned After the Offering			Percentage of Total Common and Subordinated Units to be Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Seadrill Limited(1)			%(2)			%		%(2)
All directors, director nominees and executive officers as a group (3 persons)	—	—		—	—		—

*	Less than 1.0%
(1)	Seadrill’s principal shareholder, Hemen Holdings Limited, owns approximately shares, or %, of the common stock of Seadrill. Hemen Holding Limited, a Cyprus holding company, and other related companies which are collectively referred to herein as Hemen, hold the Seadrill common shares in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the Seadrill common shares held by Hemen, except to the extent of his voting and dispositive interest in such common shares. Mr. Fredriksen has no pecuniary interest in the common shares held by Hemen. Hemen is also party to separate Total Return Swap Agreements relating to of Seadrill’s common shares.
(2)	Assumes no exercise of the over-allotment option. If the underwriters exercise their over-allotment option in full, Seadrill’s percentage of common units to be beneficially owned after the offering will decrease to %, and its percentage of total common and subordinated units to be beneficially owned will decrease to %.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Seadrill, the owner of the Seadrill Member and of an approximate 70.0% interest in OPCO, will own              common units and              subordinated units, representing a         % limited liability company interest in us, assuming no exercise of the underwriters’ over-allotment option, and all of our incentive distribution rights. In addition, the Seadrill Member will own a 2.0% limited liability company interest in us. Seadrill’s ability, as sole member of the Seadrill Member, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take, and Seadrill’s common and subordinated unit ownership and its right to vote the subordinated units as a separate class on certain matters, means that it, together with its affiliates, will have the ability to exercise influence regarding our management.

Distributions and Payments to the Seadrill Member and Its Affiliates

The following table summarizes the distributions and payments to be made by us to the Seadrill Member and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by the Seadrill Member and its affiliates in exchange for the contribution to us of an approximate 30.0% interest in OPCO, such contribution to occur at or prior to the closing of this offering	• common units and subordinated units;

• Seadrill Member units representing a 2.0% limited liability company interest in us;

• all of our incentive distribution rights; and

• the net proceeds from this offering, as described in “Use of Proceeds.”

Please read “Summary—Formation Transactions” for further information about our formation and the assets contributed to us in connection with the closing of this offering.

The common units and subordinated units to be owned by Seadrill after giving effect to this offering represent a % limited liability company interest in us, assuming no exercise of the underwriters’ over-allotment option. For more information, please read “The Operating Agreement—Voting Rights” and “The Operating Agreement—Amendment of the Operating Agreement.”
Operational Stage
Distributions of available cash to the Seadrill Member and its affiliates	We will generally make cash distributions of 98.0% of available cash to unitholders (including Seadrill, the owner of the Seadrill Member and the holder of common units and subordinated units) and the remaining 2.0% to the Seadrill Member.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, the Seadrill Member, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 48% of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights.” Please read “How We Make Cash Distributions—Incentive Distribution Rights” for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, the Seadrill Member would receive an annual distribution of approximately $ million on its 2.0% Seadrill Member interest and Seadrill would receive an annual distribution of approximately $ million on its common and subordinated units.

Payments to the Seadrill Member and its affiliates	The Seadrill Member will not receive compensation from us for any services it provides on our behalf. The Seadrill Member and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we and OPCO will (and any of our future operating subsidiaries may) pay fees to Seadrill Management and certain other affiliates of Seadrill for advisory, technical and administrative services. We and OPCO will also reimburse these entities for costs related to the advisory, technical and administrative services they provide. We also pay fees to Seadrill Management and reimburse Seadrill Management for expenses related to its provision of administrative and other management services pursuant to the management and administrative services agreement. Please read “—Agreements Governing the Transactions—Management and Administrative Services Agreement” and “—Agreements Governing the Transaction —Advisory, Technical and Administrative Services Agreements.”

Withdrawal or removal of the Seadrill Member	If the Seadrill Member withdraws or is removed, its Seadrill Member interest and any incentive distribution rights it holds will either be sold to the new member for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Operating Agreement—Withdrawal or Removal of the Seadrill Member.”
Liquidation Stage
Liquidation	Upon our liquidation, the members, including the Seadrill Member, will be entitled to receive liquidating distributions as described in “The Operating Agreement—Liquidation and Distribution of Proceeds.”

Agreements Governing the Transactions

We, the Seadrill Member, our subsidiaries and certain affiliates have entered into or will enter into various documents and agreements that will affect the transactions relating to our formation and this offering, including our acquisition of interests in OPCO, the vesting of assets in, and the assumption of liabilities by, us and OPCO and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

At the closing of this offering, we and OPCO will enter into an omnibus agreement with Seadrill, the Seadrill Member and certain of our and OPCO’s other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Under the omnibus agreement, Seadrill will agree, and will cause its controlled affiliates (other than us, the Seadrill Member and our subsidiaries) to agree, not to acquire, own, operate or contract for any drilling rig operating under a contract for five or more years. We refer to these drilling rigs, together with any related contracts, as “Five-Year Drilling Rigs” and to all other drilling rigs, together with any related contracts, as “Non-Five-Year Drilling Rigs.” The restrictions in this paragraph will not prevent Seadrill or any of its controlled affiliates (including us and our subsidiaries) from:

(1)	acquiring, owning, operating or contracting for Non-Five-Year Drilling Rigs;

(2)	acquiring one or more Five-Year Drilling Rigs if Seadrill promptly offers to sell the drilling rig to us for the acquisition price plus any administrative costs (including reasonable legal costs) associated with the transfer to us at the time of the acquisition;

(3)	putting a Non-Five-Year Drilling Rig under contract for five or more years if Seadrill offers to sell the drilling rig to us for fair market value (x) promptly after the time it becomes a Five-Year Drilling Rig and (y) at each renewal or extension of that contract for five or more years;

(4)	acquiring one or more Five-Year Drilling Rigs as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or contracting for those drilling rigs; provided, however, that:

(a)	if less than a majority of the value of the business or assets acquired is attributable to Five-Year Drilling Rigs, as determined in good faith by Seadrill’s board of directors, Seadrill must offer to sell such drilling rigs to us for their fair market value plus any additional tax or other similar costs that Seadrill incurs in connection with the acquisition and the transfer of such drilling rigs to us separate from the acquired business; and

(b)	if a majority or more of the value of the business or assets acquired is attributable to Five-Year Drilling Rigs, as determined in good faith by Seadrill’s board of directors, Seadrill must notify us of the proposed acquisition in advance. Not later than 10 days following receipt of such notice, we will notify Seadrill if we wish to acquire such drilling rigs in cooperation and simultaneously with Seadrill acquiring the Non-Five-Year Drilling Rigs. If we do not notify Seadrill of our intent to pursue the acquisition within 10 days, Seadrill may proceed with the acquisition and then offer to sell such drilling rigs to us as provided in (a) above;

(5)	acquiring a non-controlling interest in any company, business or pool of assets;

(6)	acquiring, owning, operating or contracting for any Five-Year Drilling Rig if we do not fulfill our obligation to purchase such drilling rig in accordance with the terms of any existing or future agreement;

(7)	acquiring, owning, operating or contracting for a Five-Year Drilling Rig subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(8)	providing drilling rig management services relating to any drilling rig; or

(9)	acquiring, owning, operating or contracting for a Five-Year Drilling Rig if we have previously advised Seadrill that we consent to such acquisition, operation or contract.

If Seadrill or any of its controlled affiliates (other than us or our subsidiaries) acquires, owns, operates or contracts for Five-Year Drilling Rigs pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

Under the omnibus agreement we will not be restricted from acquiring, operating or contracting for Non-Five-Year Drilling Rigs.

Upon a change of control of us or the Seadrill Member, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of Seadrill, the noncompetition provisions of the omnibus agreement applicable to Seadrill will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units.

T-15 and T-16 Tender Rigs

Under the omnibus agreement, we will have the right to purchase the T-15 and T-16 tender rigs from Seadrill at respective purchase prices to be agreed upon by us and Seadrill, at any time within 24 months after their respective acceptances by their customers. If we and Seadrill are unable to agree upon the purchase price of either the T-15 or T-16, its respective fair market value will be determined by a mutually acceptable investment banking firm, broker or other expert advisor, and we will have the right, but not the obligation, to purchase the drilling rig at such price.

Rights of First Offer on Drilling Rigs

Under the omnibus agreement, we and our subsidiaries will grant to Seadrill a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Drilling Rigs or Non-Five-Year Drilling Rigs owned by us. Under the omnibus agreement, Seadrill will agree (and will cause their subsidiaries to agree) to grant a similar right of first offer to us for any Five-Year Drilling Rigs they might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of drilling rigs between any affiliated subsidiaries, or pursuant to the terms of any current or future contract or other agreement with a contractual counterparty or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any drilling rig’s disposition with respect to a Five-Year Drilling Rig with a non-affiliated third-party or any Non-Five-Year Drilling Rig, we or Seadrill, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and Seadrill will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or Seadrill, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the drilling rig to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Seadrill, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or the Seadrill Member, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of Seadrill, the right of first offer provisions applicable to Seadrill under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units.

Rights of First Offer on OPCO Equity Interests

Pursuant to the omnibus agreement, Seadrill will grant (and will cause its controlled affiliates other than us to grant) to us a 30-day right of first offer on any proposed transfer, assignment, sale or other disposition of any equity interests in OPCO upon agreement of the purchase price of such equity interests by Seadrill and us. The right of first offer under the omnibus agreement will not apply to a transfer, assignment, sale or other disposition of any equity interest in OPCO between any controlled affiliates.

Prior to engaging in any negotiation regarding any disposition of equity interests in OPCO to an unaffiliated third party, Seadrill will deliver a written notice setting forth the material terms and conditions of the proposed transactions. During the 30-day period after the delivery of such notice, we and Seadrill will negotiate in good-faith to reach an agreement on the transaction. If the parties do not reach an agreement within such 30-day period, Seadrill will be able within the next 180 days to transfer, assign, sell or otherwise dispose of any equity interest in OPCO to an unaffiliated third party (or agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the third party than those included in the written notice.

If Seadrill or its affiliates no longer control the Seadrill Member or us, the provisions of the omnibus agreement relating to the right of first offer with respect to the equity interests in OPCO will terminate automatically. Upon a change of control of Seadrill, the provisions of the omnibus agreement relating to the right of first offer with respect to the equity interests in OPCO will terminate at the later of (a) the date on which all of the outstanding subordinated units have converted into common units and (b) the date of the change of control of Seadrill.

Indemnification

Under the omnibus agreement, Seadrill will indemnify us after the closing of this offering for a period of          years (and Seadrill will indemnify us for a period of at least          years after our purchase of the T-15 or the T-16, if applicable) against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $         million on the amount of indemnity coverage provided by Seadrill for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $        , in which case Seadrill is liable for claims only to the extent such aggregate amount exceeds $         million.

Seadrill will also indemnify us for liabilities related to:

•

certain defects in title to Seadrill’s assets contributed or sold to OPCO and any failure to obtain, prior to the time they were contributed, certain consents and permits necessary to conduct, own and operate such assets, which liabilities arise within three years after the closing of this offering (or, in the case of the T-15 or the T-16, within years after our purchase of the T-15 or the T-16, if applicable); and

•	tax liabilities attributable to the operation of the assets contributed or sold to OPCO prior to the time they were contributed or sold.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management and Administrative Services Agreement

At the closing of this offering, we will enter into a management and administrative services agreement with Seadrill Management, pursuant to which Seadrill Management will provide certain management and administrative support services to us. The agreement has an initial term of two years from the closing date of this offering.

The management and administrative services agreement may be terminated prior to the end of its term by us upon 90 days’ notice for any reason in the sole discretion of our board of directors. In addition, the management and administrative services agreement may be terminated by Seadrill Management upon 90 days notice if:

•	there is a change of control of us or the Seadrill Member;

•	a receiver is appointed for all or substantially all of our property;

•	an order is made to wind up our company;

•	a final judgment or order that materially and adversely affects our ability to perform the agreement is obtained or entered and not vacated or discharged; or

•	we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or liquidation or commence any reorganization proceedings.

Under the management and administrative services agreement, certain officers of Seadrill Management will provide executive officer functions for our benefit. These officers of Seadrill Management will be responsible for our day-to-day management subject to the direction of our board of directors. Our board of directors will have the ability to terminate the arrangement with Seadrill Management regarding the provision of executive officer services to us with respect to any or all of such officers at any time in its sole discretion.

The management and administrative services provided by Seadrill Management will include:

•	Corporate Governance Services: assistance in the provision of general company secretarial services;

•	Company Records Services: the safekeeping and professional filing of all original corporate documents;

•

Treasury Services: assistance in the operation of bank accounts in accordance with such principles as our board of directors from time to time shall approve; assistance in collection of accounts receivable and payment of accounts payable;

•	Financing: assistance in all matters relevant to the financing of the our activities, including the identification of sources of potential financing and negotiation of financing arrangements;

•	Insurance: assistance in arranging to insure OPCO’s drilling rigs and other necessary insurance and assistance in management of insurance claims;

•

Sale and Purchase of Assets: assistance in the sale and purchase of assets including reviewing the market for the sale and purchase of assets, arranging the financing in the case of a purchase and if necessary renegotiating existing financing, and arranging any other contractual arrangements required by such transaction and the general completion of the specific transaction;

•

Accidents—Contingency Plans: assistance in handling all accidents in the course of operations, and development of a crisis management procedure, and other advice and assistance in connection with crisis response, including crisis communications assistance;

•	Disputes: assistance in the prosecution or defense of any and all legal proceedings by or against us;

•	Marketing Services: assistance in the marketing of OPCO’s drilling rigs; and

•	General Administrative Services: any general administrative services as we may require.

Each month, we will reimburse Seadrill Management for its reasonable costs and expenses incurred in connection with the provision of these services. In addition, we will pay Seadrill Management a management fee equal to 5% of its costs and expenses incurred in connection with providing services to us for the month. Amounts payable under the management and administrative services agreement must be paid within 30 days after Seadrill Management submits to us an invoice for such fees, costs and expenses, together with any supporting detail that may be reasonably required. We expect that we will pay Seadrill Management approximately $8.2 million in total under the management and administrative services agreement for the twelve months ending September 30, 2013.

Under the management and administrative services agreement, we will indemnify Seadrill Management and its employees and agents against all actions which may be brought against them under the management and administrative services agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes losses which may be caused by or due to the gross negligence or willful misconduct of Seadrill Management or its employees or agents. However, in no event shall Seadrill Management’s liability to us exceed $ million.

Advisory, Technical and Administrative Services Agreements

Each of OPCO’s operating subsidiaries will enter into an Advisory, Technical and Administrative Services Agreement with affiliates of Seadrill, pursuant to which such affiliates will provide advisory, technical and administrative services. These services will be provided in a commercially reasonably manner and upon the reasonable request of OPCO, us or the operating subsidiaries. Each operating subsidiary will pay a reasonable, arms’-length fee in U.S. Dollars to Seadrill Management that will include reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing these services, which include services such as:

•

Operations Services: assistance and support for the development of technical standards; supervision of third-party contractors, development of maintenance practices and strategies, development of operating policies, improvement of efficiency, minimizing environmental and safety incidents, periodic auditing of operations, and purchasing and logistics;

•

Technical Supervision Services: assistance and advice on maintaining vessel classification and compliance with local regulatory requirements, compliance with contractual technical requirements for the drilling rigs, ensuring that technical operations are professional and satisfactory in every respect;

•

Accidents—Contingency Plans: assistance in handling all accidents in the course of operations, and development of a crisis management procedure, and other advice and assistance in connection with crisis response, including crisis communications assistance; and

•	General Administrative Services: any general administrative services as needed.

OPCO Operating Agreements

Our wholly-owned subsidiary, Seadrill Operating GP LLC, and Seadrill have entered into an agreement of limited partnership for Seadrill Operating LP. This agreement governs the ownership and management of Seadrill Operating LP, designates Seadrill Operating GP LLC as the general partner of Seadrill Operating LP, and provides for quarterly distributions of available cash to its partners, as determined by us as the sole member of the general partner of Seadrill Operating LP.

We own 59% of the Class A voting interests in Seadrill Capricorn Sarl and control its operations and activities. Seadrill owns the remaining 41% of the Class A voting interests and all of the Class B voting interests in Seadrill Capricorn Sarl. The articles of association that govern the ownership and management of Seadrill Capricorn Sarl provides for quarterly distributions of available cash to its members, as determined by us as its controlling member.

OPCO’s operating agreements provide that the amount of cash reserves for future maintenance and replacement capital expenditures, working capital and other matters and the amount of quarterly cash distributions to OPCO’s owners will be determined by us as the sole member of Seadrill Operating GP LLC and the controlling member of Seadrill Capricorn Sarl. Effectively, this decision will be made by our board of directors. This approval is also required for the following actions relating to OPCO:

•	effecting any merger or consolidation involving OPCO;

•	effecting any sale or exchange of all or substantially all of OPCO’s assets;

•	dissolving or liquidating OPCO;

•

creating or causing to exist any consensual restriction on the ability of OPCO or its subsidiaries to make distributions, pay any indebtedness, make loans or advances or transfer assets to us or our subsidiaries;

•

settling or compromising any claim, dispute or litigation directly against, or otherwise relating to indemnification by OPCO of, any of the directors or officers of Seadrill Operating GP LLC or the controlling member of Seadrill Capricorn Sarl; or

•	issuing additional interests in OPCO.

Approval of the conflicts committee of our board of directors will be required to amend OPCO’s operating agreements.

Other Related Party Transactions

Historically, Seadrill Partners LLC Predecessor and its subsidiaries were operated as an integrated part of Seadrill. As such, Seadrill has provided general and corporate management services, and technical and commercial management services for OPCO. As described in note 14 to the Combined Consolidated Carve-out Financial Statements included elsewhere in this prospectus, we have allocated administrative expenses, expenses for technical and commercial management of the drilling rigs and insurance costs related to these historical operations based on the number of drilling rigs in Seadrill’s fleet. Amounts allocated to us and included within our administrative expenses were $45.1 million and $39.0 million for the years ended December 31, 2010 and 2011, respectively.

As a result of our relationships with Seadrill and its affiliates, we and our subsidiaries have entered into or will enter into various agreements that will not be the result of arm’s length negotiations. We generally refer to these agreements and the transactions that they provide for as “affiliated transactions” or “related party transactions.”

Our operating agreement sets forth procedures by which future related party transactions may be approved or resolved by our board. Pursuant to our operating agreement, our board of directors may, but is not required to, seek the approval of a related party transaction from the conflicts committee of our board of directors or from the common unitholders. Affiliated transactions that are not approved by the conflicts committee of our board of directors and that do not involve a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable” to us. In determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us. If the above procedures are followed, it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any member or the company, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our operating agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the company, unless the context otherwise requires. Please read “Conflicts of Interest and Fiduciary Duties.”

Our conflicts committee will be comprised of at least two members of our board of directors. The conflicts committee will be available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of the Seadrill Member or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements.

Sponsor Credit Facility

At the closing of this offering, we expect OPCO to enter into a $300.0 million revolving credit facility with Seadrill, as the lender, to be used to fund our working capital requirements, acquisitions and other general company purposes. We expect that the sponsor credit facility will be for a term of five years, and bear at a rate of LIBOR plus 5%, with an annual 2% commitment fee on the undrawn balance. We expect that the sponsor credit facility will contain customary covenants and provisions relating to events which will constitute a default. Please read “Management’s Discussion of Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities—Sponsor Credit Facility.”

Joint Venture, Agency and Sponsorship Relationships

In some areas of the world, local customs and practice or governmental requirements necessitate the formation of joint ventures with local participation. Local laws or customs in some areas of the world also effectively mandate establishment of a relationship with a local agent or sponsor. When appropriate in these areas, we will enter into agency or sponsorship agreements. For more information regarding the regulations in the countries in which we currently are contracted to operate, please see “Business—Environmental and Other Regulations in the Offshore Drilling Industry.”

We expect that Seadrill Operating LP will enter into a Nigerian joint venture that will be fully controlled and approximately 56% owned by Seadrill Operating LP, and will result in a Nigerian joint venture partner owning an effective 1% interest in the West Capella. Seadrill will own the remaining ownership interest in the joint venture. We expect that the joint venture agreement will provide such joint venture partner with the right to purchase up to an approximate effective 25% interest in the West Capella at a fair market value price over the course of five years, subject to additional mutually agreed upon terms. Any such purchase is expected to be from Seadrill’s ownership interest and not from Seadrill Operating LP.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between the Seadrill Member and its affiliates, including Seadrill, on the one hand, and us and our unaffiliated members, on the other hand. The Seadrill Member may have a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our board of directors may have fiduciary duties to manage us in a manner beneficial to us, the Seadrill Member and our members. We expect that certain of our executive officers and a majority of our directors will also be directors and officers of Seadrill or its affiliates and, as such, they will owe fiduciary duties to Seadrill that may cause them to pursue business strategies that disproportionately benefit Seadrill or which otherwise are not in the best interests of us or our unitholders. Certain of our executive officers are employed by Seadrill Management and have fiduciary duties to that entity and not to us. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated members on the one hand, and Seadrill and its other affiliates, including the Seadrill Member, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.

Because we control OPCO, our directors and officers have fiduciary duties to manage OPCO in a manner beneficial to us. At the same time, our directors and officers have a duty to manage OPCO in a manner beneficial to OPCO’s owners, including Seadrill. Our board of directors may resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.

Our company affairs are governed by our operating agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited liability company laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Limited Liability Company Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Limited Liability Company Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or “case law” of the courts of the State of Delaware. There have been few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited liability company statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of the Seadrill Member and its affiliates and our directors under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by the Seadrill Member, its affiliates and our directors or our controlling unitholders than would unitholders of a limited liability company organized in the United States.

Our operating agreement contains provisions that modify and limit any fiduciary duties that the Seadrill Member and our directors may have to the unitholders under Marshall Islands law. Our operating agreement also restricts the remedies available to unitholders for actions taken by the Seadrill Member or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither the Seadrill Member nor our board of directors will be in breach of their obligations under the operating agreement or their duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although neither the Seadrill Member nor our board of directors are obligated to seek such approval;

•

approved by the vote of a majority of the outstanding common units, excluding any common units owned by the Seadrill Member or any of its affiliates, although neither the Seadrill Member nor our board of directors is obligated to seek such approval;

•

on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither the Seadrill Member nor our board of directors is required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

The Seadrill Member or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders, except that OPCO’s operating agreements require the approval of the conflicts committee of our board to amend OPCO’s operating agreements or the limited liability company agreement of Seadrill Operating GP LLC. If our board of directors does not seek approval from the conflicts committee (other than for, and only with respect to, amendments to OPCO’s operating agreements or the limited liability company agreement of Seadrill Operating GP LLC), and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any member or the company, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our operating agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the company, unless the context otherwise requires. Please read “Management—Management of Seadrill Partners LLC” for information about the composition and formation of the conflicts committee of our board of directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	estimates of maintenance and replacement capital expenditures;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by the Seadrill Member or our directors to our unitholders, including borrowings that have the purpose or effect of:

•	enabling the Seadrill Member or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our operating agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions—Subordination Period.”

Our operating agreement provides that we and our subsidiaries may borrow funds from the Seadrill Member and its affiliates. The Seadrill Member and its affiliates may not borrow funds from us or our subsidiaries.

Neither our operating agreement nor any other agreement requires Seadrill to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Seadrill’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of Seadrill, which may be contrary to our interests.

Because we expect that certain of our officers and a majority of our directors will also be directors and/or officers of Seadrill, such officers and directors will have fiduciary duties to Seadrill that may cause them to pursue business strategies that disproportionately benefit Seadrill or which otherwise are not in the best interests of us or our unitholders.

The Seadrill Member is allowed to take into account the interests of parties other than us, such as Seadrill.

Our operating agreement contains provisions that reduce the standards to which the Seadrill Member may otherwise be held by Marshall Islands fiduciary duty law. For example, our operating agreement permits the Seadrill Member to make a number of decisions in its individual capacity. This entitles the Seadrill Member to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by the Seadrill Member in its individual capacity will be made by its sole owner, Seadrill. Specifically, the Seadrill Member will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in a resetting of the target distribution levels related to its incentive distribution rights, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our operating agreement that require a vote of the outstanding units, voluntarily withdraws from the company, transfers (to the extent permitted under our operating agreement) or refrains from transferring its units, Seadrill Member interest or incentive distribution rights it owns or votes upon the dissolution of the company.

Certain of our officers face conflicts in the allocation of their time to our business.

Certain of our officers, who are employed by Seadrill Management and perform executive officer functions for us pursuant to the management and administrative services agreement, are not required to work full-time on our affairs and also perform services for affiliates of the Seadrill Member, including Seadrill. For example, Rune Magnus Lundetræ, who functions as our Chief Financial Officer, also provides services in a similar capacity for Seadrill. The affiliates of the Seadrill Member, including Seadrill, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to the Seadrill Member’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

We will reimburse the Seadrill Member and its affiliates for expenses.

We will reimburse the Seadrill Member and its affiliates for costs incurred, if any, in managing and operating us. Our operating agreement provides that the Seadrill Member will determine the expenses that are allocable to us in good faith. Please read “Certain Relationships and Related Party Transactions” and “Management—Reimbursement of Expenses of the Seadrill Member.”

Common unitholders will have no right to enforce obligations of the Seadrill Member and its affiliates under agreements with us.

Any agreements between us, on the one hand, and the Seadrill Member and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of the Seadrill Member and its affiliates in our favor.

Contracts between us, on the one hand, and the Seadrill Member and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our operating agreement nor any of the other agreements, contracts and arrangements between us and the Seadrill Member and its affiliates are or will be the result of arm’s-length negotiations. Our operating agreement generally provides that any affiliated transactions, such as an agreement, contract or arrangement between us and the Seadrill Member and its affiliates, must be:

•

on terms no less favorable to us than those generally being provided to or available from unrelated third parties but neither the Seadrill Member nor our board of directors is required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Seadrill Management, which will provide certain management and administrative services to us, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of Seadrill Management to enter into any contracts of this kind.

Common units are subject to the Seadrill Member’s limited call right.

The Seadrill Member may exercise its right to call and purchase common units as provided in the operating agreement or assign this right to one of its affiliates or to us. The Seadrill Member may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. The Seadrill Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “The Operating Agreement—Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors. Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for the Seadrill Member and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between the Seadrill Member and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

The Seadrill Member’s affiliates, including Seadrill, may compete with us.

Our operating agreement provides that the Seadrill Member will be restricted from engaging in any business activities other than acting as the Seadrill Member and those activities incidental to its ownership of interests in us. In addition, our operating agreement provides that the Seadrill Member, for as long as it is the holder of the Seadrill Member interest, will cause its affiliates not to engage in, by acquisition or otherwise, the business described in “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.” Similarly, under the omnibus agreement, Seadrill will agree and will cause their affiliates to agree, for so long as Seadrill controls us, not to engage in the businesses described above under the caption “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.” Except as provided in our operating agreement and the omnibus agreement, affiliates of the Seadrill Member are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, the Fredriksen Group will not be subject to the omnibus agreement and may therefore compete with us.

Fiduciary Duties

The Seadrill Member and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by the Seadrill Member and its affiliates are set forth in our operating agreement. The Marshall Islands Act provides that Marshall Islands limited liability companies may, in their operating agreements, restrict or expand the fiduciary duties owed by the Seadrill Member and its affiliates to the members and the company. Our directors are subject to the same fiduciary duties as the Seadrill Member, as restricted or expanded by the operating agreement.

In addition, we and our subsidiaries have entered into services agreements, and may enter into additional agreements with Seadrill and certain of its subsidiaries, including Seadrill Management. In the performance of their obligations under these agreements, Seadrill and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our operating agreement contains various provisions restricting any fiduciary duties that might otherwise be owed by the Seadrill Member or by our directors. We have adopted these provisions to allow the Seadrill Member and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to Seadrill, and may have fiduciary duties to you as well. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on the Seadrill Member and our directors by the Marshall Islands Act;

•	material modifications of these duties contained in our operating agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	The Marshall Islands Act, similar to the Delaware Limited Liability Company Act, does not specifically provide that members or directors of limited liability companies have any statutory fiduciary duties. Because the Marshall Islands Act provides that it is to be applied and construed to make it uniform with the Delaware Limited Liability Company Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or “case law” of the courts of the State of Delaware, it is possible that, in the absence of provisions in the operating agreement to the contrary, a Marshall Islands court could determine that certain fiduciary duties would apply to the members and managers of a Marshall Islands limited liability company, in accordance with Delaware case law. Although not free from doubt, we have assumed that the default fiduciary duties applicable to a Delaware limited liability company that does not specify fiduciary duties in its operating agreement would be similarly applicable to us.

Operating agreement modified standards	Our operating agreement contains provisions that waive or consent to conduct by the Seadrill Member and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our operating agreement provides that when the Seadrill Member is acting in its capacity as the Seadrill Member, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when the Seadrill Member is acting in its individual capacity, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards may reduce the obligations to which the Seadrill Member and our board of directors would otherwise be held. Our operating agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither the Seadrill Member nor our board of directors is required to obtain confirmation to such effect from an independent third party; or

•        “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any member or the company, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards may reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of the Seadrill Member and our directors, our operating agreement further provides that the Seadrill Member and our officers and directors, will not be liable for monetary damages to us or our members for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the Seadrill Member or our officers or directors engaged in actual fraud or willful misconduct.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited liability company act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of operating agreements and allows the operating agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the company to issue additional units, are governed by the terms of our operating agreement. Please read “The Operating Agreement.”

As to remedies of unitholders, the Marshall Islands Act permits a member to institute legal action on behalf of the company to recover damages from a third party where a board of directors has refused to institute the action or where an effort to cause a board of directors to do so is not likely to succeed. These actions include actions against the Seadrill Member for breach of its fiduciary duties or of the operating agreement.

In becoming one of our members, a common unitholder effectively agrees to be bound by the provisions in the operating agreement, including the provisions discussed above. The failure of a member or transferee to sign an operating agreement does not render the operating agreement unenforceable against that person.

Under the operating agreement, we must indemnify the Seadrill Member and our directors and officers to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the Seadrill Member or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when the Seadrill Member or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, the Seadrill Member and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Operating Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units represent limited liability company interests in us. The holders of units are entitled to participate in company distributions and exercise the rights and privileges available to members under our operating agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to company distributions, please read this section and “How We Make Cash Distributions.” For a description of the rights and privileges of members under our operating agreement, including voting rights, please read “The Operating Agreement.”

Transfer Agent and Registrar

Duties

                     will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, the Seadrill Member may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our operating agreement, each transferee of common units will be admitted as a member with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our operating agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our operating agreement; and

•	gives the consents and approvals contained in our operating agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

A transferee will become a substituted member of our company for the transferred common units automatically upon the recording of the transfer on our books and records. Our board of directors will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a member in our company for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE OPERATING AGREEMENT

The following is a summary of the material provisions of our operating agreement. The form of our operating agreement is included in this prospectus as Appendix A. OPCO’s operating agreements and the limited liability company agreement of Seadrill Operating GP LLC will be included as exhibits to the registration statement of which this prospectus is a part. We will provide prospective investors with a copy of these agreements upon request at no charge.

We summarize the following provisions of our operating agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions;”

•	with regard to the fiduciary duties of the Seadrill Member and our directors, please read “Conflicts of Interest and Fiduciary Duties;” and

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units.”

Organization and Duration

We were organized on June 28, 2012 and have a perpetual existence.

Purpose

Our purpose under the operating agreement is to engage in any business activities that may lawfully be engaged in by a limited liability company pursuant to the Marshall Islands Act.

Although our board of directors has the ability to cause us or our subsidiaries to engage in activities other than the provision of offshore drilling services, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the members, including any duty to act in good faith or in the best interests of us or the members. Our board of directors has the authority to oversee and direct our operations, management and policies on an exclusive and irrevocable basis. Seadrill Management will provide executive officers for our benefit pursuant to the management and administrative services agreement that we will enter into in connection with this offering.

Cash Distributions

Our operating agreement specifies the manner in which we will make cash distributions to holders of our common units and other limited liability company interests, including to the holders of our incentive distribution rights, as well as to the Seadrill Member in respect of its Seadrill Member interest. For a description of these cash distribution provisions, please read “How We Make Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of the Seadrill Member’s right to contribute capital to maintain its 2.0% Seadrill Member interest if we issue additional units, please read “—Issuance of Additional Interests.”

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units held by the Seadrill Member and its affiliates, voting as a class and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the common units voting as a single class.

In voting their common units and subordinated units the Seadrill Member and its affiliates will have no fiduciary duty or obligation whatsoever to us or the members, including any duty to act in good faith or in the best interests of us or the members.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time any person or group owns beneficially more than 5.0% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 5.0% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our operating agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 5.0% will effectively be redistributed pro rata among the other common unitholders holding less than 5.0% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 5.0% limitation except with respect to voting their common units in the election of the elected directors.

We will hold a meeting of the members every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. The Seadrill Member has the right to appoint three of the seven members of our board of directors with the remaining four directors being elected by our common unitholders beginning with the annual meeting of unitholders following the closing of this offering. Subordinated units will not be voted in the election of the four directors.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights.

Amendment of the operating agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority and the approval of the Seadrill Member. Please read “—Amendment of the Operating Agreement.”

Amendment of OPCO’s operating agreement or the limited liability company agreement of Seadrill Operating GP LLC, or other action taken by us as a result of our control of OPCO	No approval rights. However, approval by the conflicts committee of our board of directors is required for these amendments and by our board of directors for certain actions affecting OPCO. Please read “Certain Relationships and Related Party Transactions—OPCO Operating Agreements.”

Merger of our company or the sale of all or substantially all of our assets	66 2/3% of the outstanding units and approval of our board of directors. Please read “—Merger, Sale, Conversion or Other Disposition of Assets.”

Dissolution of our company	66 2/3% of the outstanding units and approval of our board of directors. Please read “—Termination and Dissolution.”

Reconstitution of our company upon dissolution	66 2/3% of the outstanding units. Please read “—Termination and Dissolution.”

Election of four of the seven members of our board of directors	A plurality of the votes of the holders of common units.

Action	Unitholder Approval Required and Voting Rights
Withdrawal of the Seadrill Member	Under most circumstances, the approval of a majority of the common units, excluding common units held by the Seadrill Member and its affiliates, is required for the withdrawal of the Seadrill Member prior to September 30, 2022 in a manner which would cause a dissolution of our company. Please read “—Withdrawal or Removal of the Seadrill Member.”

Removal of the Seadrill Member	Not less than 66 2/3% of the outstanding units, including units held by the Seadrill Member and its affiliates, voting together as a single class. Please read “—Withdrawal or Removal of the Seadrill Member.”

Transfer of the Seadrill Member interest in us	The Seadrill Member may transfer all, but not less than all, of its Seadrill Member interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by the Seadrill Member and its affiliates, is required in other circumstances for a transfer of the Seadrill Member interest to a third party prior to September 30, 2022. Please read “—Transfer of Seadrill Member Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the Seadrill Member’s merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of the common units, excluding common units held by the Seadrill Member and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2017. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the Seadrill Member	No approval required at any time. Please read “—Transfer of Ownership Interests in the Seadrill Member.”

Applicable Law; Forum, Venue and Jurisdiction

Our operating agreement is governed by Marshall Islands law. Our operating agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the operating agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the operating agreement or the duties, obligations or liabilities among members or of members to us, or the rights or powers of, or restrictions on, the members or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or the Seadrill Member, or owed by the Seadrill Member, to us or the members;

•	asserting a claim arising pursuant to any provision of the Marshall Islands Limited Liability Company Act; and

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware, regardless of whether such claims, suits, actions or proceedings arise under laws relating to contracts, torts, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a member is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Under the Marshall Islands Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the limited liability company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the limited liability company. For the purpose of determining the fair value of the assets of a limited liability company, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited liability company only to the extent that the fair value of that property exceeds the non-recourse liability. The Marshall Islands Act provides that a member who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited liability company for the amount of the distribution for three years. Under the Marshall Islands Act, a purchaser of units who becomes a member of a limited liability company is liable for the obligations of the transferor to make contributions to the company, except that the transferee is not obligated for liabilities unknown to him at the time he became a member and that could not be ascertained from the operating agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which OPCO and our or its respective subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of members for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our equity interests in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited liability company, partnership or similar statute, or that the right or exercise of the right by the members as a group to remove or replace the manager, to approve some amendments to our operating agreement, or to take other action under our operating agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the members could be held personally liable for our obligations under the law of that jurisdiction. We will operate in a manner that the board considers reasonable and necessary or appropriate to preserve the limited liability of the members.

Issuance of Additional Interests

The operating agreement authorizes us to issue an unlimited amount of additional limited liability company interests and rights to buy limited liability company interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our operating agreement, we may also issue additional limited liability company interests that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Upon issuance of additional limited liability company interests (other than the issuance of common units upon exercise of the underwriters’ over-allotment option, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of limited liability company interests upon conversion of outstanding limited liability company interests), the Seadrill Member will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 2.0% limited liability company interest in us. The Seadrill Member’s interest in us will thus be reduced if we issue additional limited liability company interests in the future and the Seadrill Member does not elect to maintain its 2.0% limited liability company interest in us. The Seadrill Member and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the Seadrill Member and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other limited liability company interests.

Tax Status

The operating agreement provides that the company will elect to be treated as a corporation for U.S. federal income tax purposes.

Amendment of the Operating Agreement

General

Amendments to our operating agreement may be proposed only by or with the consent of our board of directors. However, our board of directors will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the members, including any duty to act in good faith or in the best interests of us or the members. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the members to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority and the Seadrill Member.

Prohibited Amendments

No amendment may be made that would:

(1)	increase the obligations of any member without its consent, unless approved by at least a majority of the type or class of limited liability company interests so affected;

(2)	increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the Seadrill Member or any of its affiliates without the consent of the Seadrill Member, which may be given or withheld at its option;

(3)	change the term of our company;

(4)	provide that our company is not dissolved upon an election to dissolve our company by our board of directors that is approved by the holders of a unit majority; or

(5)

give any person the right to dissolve our company other than the right of the Seadrill Member and our board of directors to dissolve our company with the approval of the holders of 66 2/3% of the outstanding units.

The provision of our operating agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by the Seadrill Member and its affiliates). Upon completion of this offering, the owner of the Seadrill Member will own     % of our outstanding common and subordinated units, assuming no exercise of the underwriters’ over-allotment option.

No Unitholder Approval

Our board of directors may generally make amendments to our operating agreement without the approval of any member to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)	the admission, substitution, withdrawal or removal of members in accordance with our operating agreement;

(3)	a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited liability company or an entity in which the members have limited liability under the laws of any jurisdiction;

(4)	an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or the Seadrill Member or their or its agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 (or ERISA) whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional limited liability company interests or rights to acquire limited liability company interests, including any amendment that our board of directors determines is necessary or appropriate in connection with:

•

the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under “How We Make Cash Distributions—Seadrill Member’s Right to Reset Incentive Distribution Levels;”

•	the implementation of the provisions relating to the Seadrill Member’s right to reset the incentive distribution rights in exchange for common units; or

•

any modification of the incentive distribution rights made in connection with the issuance of additional limited liability company interests or rights to acquire limited liability company interests, provided that, any such modifications and related issuance of limited liability company interests have received approval by a majority of the members of the conflicts committee of our board of directors;

(6)	any amendment expressly permitted in the operating agreement to be made by our board of directors acting alone;

(7)	an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the operating agreement;

(8)	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the operating agreement;

(9)	a change in our fiscal year or taxable year and related changes;

(10)	certain mergers or conveyances as set forth in our operating agreement; or

(11)	any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our board of directors may make amendments to the operating agreement without the approval of any member or the Seadrill Member if our board of directors determines that those amendments:

(1)	do not adversely affect the members (or any particular class of members) or the Seadrill Member in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority or statute;

(3)	are necessary or appropriate to facilitate the trading of limited liability company interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited liability company interests are or will be listed for trading;

(4)	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of the operating agreement; or

(5)	are required to effect the intent expressed in this prospectus or the intent of the provisions of the operating agreement or are otherwise contemplated by the operating agreement.

Opinion of Counsel and Unitholder Approval

Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the members if one of the amendments described above under “—Amendment of the Operating Agreement—No Unitholder Approval” should occur. No other amendments to our operating agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our members.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of members whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale, Conversion or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors. In addition, our operating agreement generally prohibits our board of directors, without the prior approval of the holders of 66 2/3% of the outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our board of directors may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a of 66 2/3% of the outstanding units. Our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing 66 2/3% of the outstanding units.

If conditions specified in our operating agreement are satisfied, our board of directors, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our operating agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited liability company until terminated or converted under our operating agreement. We will dissolve:

(1)	upon the election of our board of directors to dissolve us, if approved by the holders of units representing 66 2/3% of the outstanding units;

(2)	except as otherwise permitted by our operating agreement, at any time there are no members;

(3)	upon the entry of a decree of judicial dissolution of us; or

(4)	upon the withdrawal or removal of the Seadrill Member or any successor to the Seadrill Member interest or any other event that results in its ceasing to be the Seadrill Member other than by reason of a transfer of the Seadrill Member interest in accordance with the operating agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the operating agreement by appointing an entity to hold the Seadrill Member interest that is approved by the holders of units representing a unit majority.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited liability company, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to members in kind if it determines that a sale would be impractical or would cause undue loss to our members.

Withdrawal or Removal of the Seadrill Member

Except as described below, the Seadrill Member has agreed not to withdraw voluntarily prior to             , 2022, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the Seadrill Member and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after             , 2022, the Seadrill Member may withdraw without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the operating agreement. Notwithstanding the information above, the Seadrill Member may withdraw without unitholder approval upon 90 days’ notice to the members if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the Seadrill Member and its affiliates. In addition, the operating agreement permits the Seadrill Member in some instances to sell or otherwise transfer all of its Seadrill Member interest in us without the approval of the unitholders. Please read “—Transfer of Seadrill Member Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of the Seadrill Member under any circumstances, other than as a result of a transfer by the Seadrill Member of all or a part of its Seadrill Member interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing member. If a successor is not elected, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor member that will have the rights held by the Seadrill Member. Please read “—Termination and Dissolution.”

The Seadrill Member may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common and subordinated units, including units held by the Seadrill Member and its affiliates, voting together as a single class. The ownership of more than 33 1/3% of the outstanding units by the Seadrill Member and its affiliates or controlling our board of directors would provide the practical ability to prevent

the Seadrill Member’s removal. At the closing of this offering, the Seadrill Member and its affiliates will own     % of the outstanding common and subordinated units, assuming no exercise of the over-allotment option. Any removal of the Seadrill Member is also subject to the successor to the Seadrill Member being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our operating agreement also provides that if the Seadrill Member is removed under circumstances where cause does not exist and units held by the Seadrill Member and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

the Seadrill Member will have the right to convert its Seadrill Member units and the incentive distribution rights it owns into common units that have the same rights as the common units held by other members or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of the Seadrill Member under circumstances where cause exists or withdrawal of the Seadrill Member where that withdrawal violates the operating agreement, a successor member that will own the Seadrill Member interest will have the option to purchase the Seadrill Member interest and incentive distribution rights owned by such departing member that owned the Seadrill Member interest for a cash payment equal to the fair market value of those interests. Under all other circumstances where the member that has the rights of the Seadrill Member withdraws or is removed by the members, such departing member that owned the Seadrill Member interest will have the option to require the successor member to purchase the Seadrill Member interest of such departing member that owned the Seadrill Member interest and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing member that owned the Seadrill Member interest and the successor member that will own the Seadrill Member interest. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing member that owned the Seadrill Member interest and the successor member that will own the Seadrill Member interest will determine the fair market value. Or, if the departing member that owned the Seadrill Member interest and the successor member that will own the Seadrill Member interest cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing member that owned the Seadrill Member interest or the successor member that will own the Seadrill Member interest, the departing member’s Seadrill Member interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing member that owned the Seadrill Member interest for all amounts due to such departing member, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by such departing member or its affiliates for our benefit.

Transfer of Seadrill Member Interest

Except for the transfer by the Seadrill Member of all, but not less than all, of its Seadrill Member interest in us to:

•	an affiliate of the Seadrill Member (other than an individual); or

•

another entity as part of the merger or consolidation of the Seadrill Member with or into another entity or the transfer by the Seadrill Member of all or substantially all of its assets to another entity,

the Seadrill Member may not transfer all or any part of its Seadrill Member interest in us to another person prior to             , 2022, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the Seadrill Member and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the Seadrill Member, agree to be bound by the provisions of the operating agreement and furnish an opinion of counsel regarding limited liability.

The Seadrill Member and its affiliates may at any time transfer its common units and subordinated units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the Seadrill Member

At any time, the members of the Seadrill Member may sell or transfer all or part of their respective limited liability company interests in the Seadrill Member to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

The Seadrill Member or its affiliates or a subsequent holder of the incentive distribution rights, may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity without the prior approval of the unitholders. Prior to             , 2017, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by the Seadrill Member and its affiliates. On or after             , 2017, the incentive distribution rights will be freely transferable.

Change of Management Provisions

The operating agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the Seadrill Member or otherwise change management. If any person or group acquires beneficial ownership of more than 5.0% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 5.0% of all such units. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 5.0% limitation except with respect to voting their common units in the election of the elected directors.

The operating agreement also provides that if the Seadrill Member is removed under circumstances where cause does not exist and units held by the Seadrill Member and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the Seadrill Member will have the right to convert its Seadrill Member interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time the Seadrill Member and its affiliates hold more than 80% of the then-issued and outstanding limited liability company interests of any class, the Seadrill Member will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited liability company interests of the class held by unaffiliated persons as of a record date to be selected by the Seadrill Member, on at least 10 but not more than 60 days’ notice at a price equal to the greater of (x) the average of the daily closing prices of the limited liability company interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by the Seadrill Member or any of its affiliates for limited liability company interests of such class during the 90-day period preceding the date such notice is first mailed. The Seadrill Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the Seadrill Member’s right to purchase outstanding limited liability company interests, a holder of limited liability company interests may have the holder’s limited liability company interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units.”

At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, Seadrill will own     % of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ over-allotment option and conversion of all of our subordinated units into common units, Seadrill will own     % of our common units.

Board of Directors

Under our operating agreement, our board of directors has the authority to oversee and direct our operations, policies and management on an exclusive and irrevocable basis. Immediately following this offering our board of directors will be comprised of seven persons appointed by Seadrill in its sole discretion. Following our first annual meeting of unitholders, our board will consist of seven members, three of whom will be appointed by the Seadrill Member in its sole discretion and four of whom will be elected by our common unitholders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our members. In addition, any member or group of members that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than 10 days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the member or members making the nomination or nominations;

•	the number of common units beneficially owned by the member or members;

•

the information regarding the nominee(s) proposed by the member or members as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

•	the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•	a certification that the nominee(s) qualify as elected board members.

The Seadrill Member may remove an appointed board member with or without cause at any time. “Cause” generally means a court’s finding a person liable for actual fraud or willful misconduct in his or its capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by the Seadrill Member may be removed for cause at a properly called meeting of the members by a majority vote of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, the Seadrill Member may fill the vacancy. Any and all of the board members elected by the common unitholders may be removed for cause at a properly called meeting of the members by a majority vote of the outstanding common units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Eligible Holder; Redemption

Only Eligible Holders will be entitled to receive distributions from us. Eligible Holders are:

•

Individuals who are: (i) U.S. citizens or (ii) U.S. permanent residents (i.e., “green card” holders) who have a permanent home or habitual abode in the United States (individuals qualifying under (i) or (ii) are collectively referred to herein as “Qualified Individuals”);

•

Companies (including corporations) if at least     % of their vote and value are held by: (i) Qualified Individuals or (ii) entities that themselves qualify as Eligible Holders under this paragraph 2 or paragraph 3, 4 or 5;

•	Partnerships if all of their partners are: (i) Qualified Individuals or (ii) entities that themselves qualify as Eligible Holders under this paragraph 3 or paragraph 2, 4 or 5;

•	Estates if all of their beneficiaries are: (i) Qualified Individuals or (ii) entities that themselves qualify as Eligible Holders under this paragraph 4 or paragraph 2, 3 or 5; and

•	Trusts if all of their grantors and beneficiaries are: (i) Qualified Individuals or (ii) entities that themselves qualify as Eligible Holders under this paragraph 5 or paragraph 2, 3 or 4.

We have the right, which we may assign to any of our affiliates, but not the obligation, to redeem all of the common units of any holder that is not an Eligible Holder or that has failed to certify or has falsely certified that such holder is an Eligible Holder. The purchase price for such redemption would be equal to the lesser of the holder’s purchase price and the then-current market price of the units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our board of directors.

Investors (including purchasers from the underwriters in this offering) are required to fill out a properly completed transfer application certifying, and our board of directors may at any time require each unitholder to re-certify that the unitholder is an Eligible Holder. As used in this prospectus, the term Eligible Holder refers to certain U.S. individuals and certain entities owned by such U.S. individuals. This certification can be changed in any manner the Seadrill Member determines is necessary or appropriate to implement its original purpose.

If a transferee or unitholder, as the case may be:

•	fails to furnish a transfer application containing the required certification;

•	fails to furnish a re-certification containing the required certification within 30 days after request; or

•	provides a false certification;

then, as the case may be, such transfer will, to the fullest extent permitted by law, be void or we will have the right to acquire all but not less than all of the units held by such unitholder. Further, the units will not be entitled to any voting rights while held by such unitholder.

Meetings; Voting

Except as described below regarding a person or group owning more than 5.0% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our members and to act upon matters for which approvals may be solicited.

We will hold a meeting of the members every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our board of directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited liability company interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group acquires, in the aggregate, beneficial ownership of more than 5.0% of all units then outstanding, that person or group will lose voting rights on all of its units in excess of 5.0% of all such units and those units in excess of 5.0% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum, or for other similar purposes. The voting rights of any such unitholders in excess of 5.0% will effectively be redistributed pro rata among the other common unitholders holding less than 5.0% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 5.0% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the operating agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units under the operating agreement will be delivered to the record holder by us or by the transfer agent.

Status as Member or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our operating agreement, each transferee of common units will be admitted as a member with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the operating agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	the Seadrill Member or any successor owning the Seadrill Member interest;

(2)	any departing member owning the Seadrill Member interest;

(3)	any person who is or was an affiliate of the Seadrill Member or any departing member owning the Seadrill Member interest;

(4)	any person who is or was an officer, director, member, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, fiduciary or trustee of another person at the request of our board of directors, the Seadrill Member or any departing member owning the Seadrill Member interest;

(6)	any person designated by our board of directors; and

(7)	the members of our board of directors and our officers.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, the Seadrill Member or any departing member owning the Seadrill Member interest will not be personally liable for or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the operating agreement.

Reimbursement of Expenses

Our operating agreement requires us to reimburse the members of our board of directors for their out-of-pocket costs and expenses incurred in the course of their service to us. Our operating agreement also requires us to reimburse the Seadrill Member or any departing member owning the Seadrill Member interest for all expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by such member in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to us or such member by our board of directors.

Books and Reports

Our board of directors is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

The operating agreement provides that a member can, for a purpose reasonably related to his interest as a member, upon reasonable written demand stating the purpose of such demand and at the member’s own expense, have furnished to the member:

(1)	a current list of the name and last known address of each member;

(2)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each member and the date on which each became a member;

(3)	copies of the operating agreement, the certificate of formation of the company, and related amendments;

(4)	information regarding the status of our business and financial position; and

(5)	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the members trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the operating agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited liability company interests proposed to be sold by the Seadrill Member or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Seadrill Member LLC as a member. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. In connection with these registration rights, we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to the failure to cause a registration statement to become effective. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

////After the sale of the common units offered by this prospectus, the Seadrill Member and its affiliates will hold an aggregate of              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

Our operating agreement provides that we may issue an unlimited number of limited liability company interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Operating Agreement—Issuance of Additional Interests.”

Under our operating agreement, the Seadrill Member and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of the operating agreement, these registration rights allow the Seadrill Member and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. The Seadrill Member and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as the Seadrill Member. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, the Seadrill Member and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

We, our directors and executive officers, our subsidiaries and the Seadrill Member and its affiliates, including Seadrill, have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Seadrill Partners LLC.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The definition of U.S. Holder does not alter or amend the definition of Eligible Holder and no inference can be drawn that a U.S. Holder necessarily qualifies as an Eligible Holder. Potential purchasers should carefully review the definition of Eligible Holder to determine whether they can own our common units.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is currently taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as The New York Stock Exchange on which we expect our common units to be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in taxable years beginning on or after January 1, 2013 will be taxed at rates applicable to ordinary income.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

In addition to U.S. federal income tax imposed on dividends received from us, recently enacted legislation will impose a 3.8% Medicare tax on certain net investment income, including dividends, earned by a U.S. Individual Holder in a taxable year beginning on or after January 1, 2013, to the extent that such holder’s adjusted gross income exceeds a threshold amount.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “—U.S. Federal Income Taxation of U.S. Holders—Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•

at least 75.0% of our gross income (including the gross income of our drilling rig owning subsidiaries) for such taxable year consists of passive income (e.g. dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•

at least 50.0% of the average value of the assets held by us (including the assets of our drilling rig owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, and an opinion of counsel, we do not believe that we are or will be a PFIC with respect to any taxable year. We have received the opinion of our U.S. counsel, Vinson & Elkins L.L.P., in support of this position that concludes that the income our subsidiaries earn from our present drilling contracts should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our 2012 taxable year and each future year will arise from such drilling contracts or other income our U.S. counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our 2012 taxable year or any future year.

Distinguishing between contractual arrangements treated as generating rental income, which may constitute passive income for purposes of determining our PFIC status, and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our drilling contracts or charters, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any future year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “Electing Holder”), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies whole owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year, or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding their reporting obligations, if any, result of their purchase, ownership or disposition of our units.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER HIS PARTICULAR CIRCUMSTANCES.

UNDERWRITING

Citigroup Global Markets Inc. is acting as the sole book-running manager of this offering and as the representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of our common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per common unit. If all of the common units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts to exceed 5% of the total number of our common units offered by them.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional common units of ours at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, all of our directors and executive officers, the Seadrill Member and Seadrill, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units will be determined by negotiations among us and the representatives. Among the factors that may be considered in determining the initial public offering price are our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the common units will sell in the public market after this offering will not be lower than the initial public offering price, or that an active trading market in our common units will develop and continue after this offering.

We intend to apply to list our common units on The New York Stock Exchange under the symbol “SDLP.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Seadrill Partners (1)
	No Exercise	Exercise
Per Unit	$	$
Total	$	$

(1)	Excludes an aggregate structuring fee of $ million, payable by us to Citigroup Global Markets Inc.

We estimate that Seadrill’s total expenses for this offering will be approximately $         million (exclusive of the underwriting discount and the structuring fee).

We will pay an aggregate structuring fee equal to     % of the gross proceeds of              common units in this offering to Citigroup Global Markets Inc. This structuring fee will compensate Citigroup Global Markets Inc. for providing advice regarding the capital structure of our company, the terms of the offering, the terms of our operating agreement and the terms of certain other agreements between us and our affiliates.

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of common units either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for Seadrill or our affiliates from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, affiliates of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities.”

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013.

We, and certain of our affiliates, including Seadrill, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Because the Financial Industry Regulatory Authority views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common units which are the subject of the offering contemplated by this Prospectus (the “Securities”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1)	to legal entities which are qualified investors as defined under the Prospectus Directive;

(2)	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of Citigroup Global Markets Inc. for any such offer; or

(3)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Securities shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that

Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

Seadrill may be deemed to be an “underwriter” within the meaning of the Securities Act with respect to the common units that it is offering for sale. Underwriters are subject to the prospectus delivery requirements under the Securities Act. If Seadrill is deemed to be an underwriter, it may be subject to certain statutory liabilities under the Securities Act and the Exchange Act.

Notice to Prospective Investors in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (or FSMA) that is not a “recognized collective investment scheme” for the purposes of FSMA (or CIS) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus supplement is only being distributed in the United Kingdom to, and is only directed at:

(1)	if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2)	otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3)	in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”). Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of common units which are the subject of the offering contemplated by this prospectus supplement will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht-BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (or CISA). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a limited liability company. The Seadrill Member is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, the Seadrill Member or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States. The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960, as our registered agent, can accept service of process on our behalf in any such action.

Watson, Farley & Williams (New York) LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, the Seadrill Member or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us, the Seadrill Member or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

The validity of the common units and certain other legal matters, including tax matters, with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP, New York, New York. Certain other legal matters, including tax matters with respect to U.S. law, will be passed upon for us by Vinson & Elkins L.L.P., Washington, D.C. Certain matters with respect to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The Combined Consolidated Carve-out Financial Statements of Seadrill Partners LLC Predecessor as of December 31, 2011 and 2010 and for each of the two years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the audit report of PricewaterhouseCoopers AS, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers AS is a member of the Norwegian Institute of Public Accountants.

PricewaterhouseCoopers AS is located at Dronning Eufemiasgate 8, N-0191, Oslo, Norway.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and the structuring fee, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee
New York Stock Exchange listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving costs
Transfer agent fees and other
Miscellaneous

Total	$

All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the New York Stock Exchange listing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statement can also be inspected and copied at the offices of The New York Stock Exchange, 20 Broad Street, New York, NY, 10005.

Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions with the Seadrill Member or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to the Seadrill Member or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable and we are not aware of any misstatements regarding our market, industry or similar data presented herein. However, we have not independently verified such third-party information and we cannot assure you of the accuracy or completeness of such third-party information contained in this prospectus. In addition, some data is also based on our good faith estimates and our management’s understanding of industry conditions. Such data involve risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page

SEADRILL PARTNERS LLC
UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
Introduction to Unaudited Pro Forma Combined Consolidated Balance Sheet	P-1
Unaudited Pro Forma Combined Consolidated Balance Sheet as of December 31, 2011	P-3
Notes to Unaudited Pro Forma Combined Consolidated Balance Sheet	P-4

SEADRILL PARTNERS LLC PREDECESSOR
AUDITED COMBINED CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-1
Combined Consolidated Carve-out Statements of Operations for the years ended December 31, 2011 and 2010	F-2
Combined Consolidated Carve-out Balance Sheets as of December 31, 2011 and 2010	F-3
Combined Consolidated Carve-out Statements of Cash Flows for the years ended December 31, 2011 and 2010	F-4
Combined Consolidated Carve-out Statements of Changes in Owner’s Equity for the years ended December 31, 2011 and 2010	F-5
Notes to the Audited Combined Consolidated Carve-out Financial Statements	F-6

INTRODUCTION TO

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

In June 28, 2012, Seadrill Limited formed Seadrill Partners LLC (the “Company”) under the laws of the Republic of the Marshall Islands in connection with the Company’s proposed initial public offering of its common units (the “IPO”). The Company’s unaudited Pro Forma Combined Consolidated Balance Sheet as of December 31, 2011 has been prepared based on the audited Combined Consolidated Carve-out Balance Sheet of the Predecessor (as defined below) as of December 31, 2011. The Company’s unaudited Pro Forma Combined Consolidated Balance Sheet assumes that the IPO and related transactions occurred on December 31, 2011 for the purpose of this pro forma presentation.

The combined net assets and results of operations of 100% ownership in each of two semi-submersible drilling rigs (the West Aquarius and the West Capricorn), one tender rig (the West Vencedor), and one ultra-deepwater drillship (the West Capella), are collectively referred to as the “Predecessor.”

In connection with the IPO, the Company will acquire a 30.0% limited partner interest and a non-economic general partner interest in Seadrill Operating LP, a Marshall Islands limited partnership, and a 30.09% economic interest in Seadrill Capricorn Sarl, a Luxembourg company, which we collectively refer to as OPCO. Prior to the IPO, Seadrill Limited and its subsidiaries (collectively, “Seadrill” or the “Parent”) will transfer to OPCO (i) economic interests in various Seadrill subsidiaries, giving OPCO a 100% interest in the entities that own and operate the West Aquarius and the West Vencedor, (ii) an approximate 56% interest in the entities that own and operate the West Capella and (iii) a 100% interest in the West Capricorn.

The unaudited Pro Forma Combined Consolidated Balance Sheet as of December 31, 2011 assumes the following transactions occurred on such date:

•

the transfer by Seadrill to OPCO of (i) the capital stock and other equity interests in its wholly-owned subsidiaries that have a 100% interest in entities that own and operate the West Aquarius and the West Vencedor, (ii) an approximate 56% interest in the entities that own and operate the West Capella and (iii) a 100% interest in the West Capricorn;

•	the issuance by the Company to Seadrill of common units and subordinated units representing a % limited liability company interest in the Company;

•

the issuance by the Company to Seadrill Member LLC, a Marshall Islands limited liability company (the “Seadrill Member”), of a 2% limited liability company interest in the Company and all of the Company’s incentive distribution rights;

•

the issuance by the Company to the public of              common units representing limited liability company interests in the Company and the application of the net proceeds of approximately $         million as partial consideration for the Company’s acquisition from Seadrill of an approximate 30.0% interest in OPCO;

•	the payment by the Company of approximately $ million in offering fees and expenses from the IPO proceeds; and

•

the entry by OPCO into a $300 million revolving credit facility with Seadrill Limited, which will have no borrowings outstanding immediately following the completion of the IPO, and bear interest at a rate of LIBOR plus 5%, with an annual 2% commitment fee on the undrawn balance.

The historical Combined Consolidated Carve-out Financial Statements have been adjusted to give effect to pro forma items that are: (1) directly attributable to the IPO and the related transactions, (2) expected to have a continuing impact on the Company and (3) factually supportable. The unaudited Pro Forma Combined Consolidated Balance Sheet and accompanying notes have been prepared in accordance with accounting principles generally acceptable in the United States, or U.S. GAAP, and should be read together with the Predecessor’s historical Combined Consolidated Carve-out Financial Statements and related notes included elsewhere in this prospectus.

The unaudited pro forma combined financial information was derived by adjusting the historical Combined Consolidated Carve-out Financial Statements of the Predecessor. The adjustments reflected in the unaudited Pro

Forma Combined Consolidated Balance Sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and the related transactions, and that the pro forma adjustments in the unaudited Pro Forma Combined Consolidated Balance Sheet give appropriate effect to the assumptions.

The unaudited Pro Forma Combined Consolidated Balance Sheet does not purport to represent the Company’s financial position had the IPO and related transactions actually been completed on the date indicated. In addition, it does not project the Company’s financial position for any future date or period.

SEADRILL PARTNERS LLC

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

(In US$ millions)

	As of December 31, 2011
	Seadrill Partners LLC Predecessor	Adjustments			Seadrill Partners LLC Pro Forma
Current assets
Cash and cash equivalents	$15.4	$	(a	)	$
Accounts receivable, net	52.5
Current portion of deferred charges	6.3
Other current assets	21.9
Total current assets	96.1

Non-current assets
Newbuilds	764.5
Drilling rigs	1,334.6
Deferred charges—long-term	14.1
Deferred tax asset	1.1
Other non-current assets	0.1
Total non-current assets	2,114.4

Total assets	$2,210.5	$			$

Current liabilities
Current portion of long-term debt	$180.9	$			$
Trade accounts payable	1.0
Current portion of deferred mobilization revenues	12.0
Other current liabilities	59.5

Total current liabilities	253.4

Non-current liabilities
Long-term interest bearing debt	1,149.6
Borrowings under related party revolving credit facility	—		(b	)
Deferred mobilization revenue—long-term	14.5

Total non-current liabilities	1,164.1

Equity
Owner’s/members’ equity	793.0		(a),(c	)
Common unitholders	—		(a),(c	)
Subordinated unitholders	—		(a),(c	)

Total members’ equity	$793.0	$	(a),(c	)	$

Non-controlling interest	—		(a	)
Total liabilities and owner’s/members’ equity	$2,210.5	$	(a),(c	)	$

SEADRILL PARTNERS LLC

NOTES TO UNAUDITED PRO FORMA

COMBINED CONSOLIDATED BALANCE SHEET

1.	Basis of Presentation

The unaudited Pro Forma Combined Consolidated Balance Sheet as of December 31, 2011 assumes that the following transactions occurred on such date:

•

the transfer by Seadrill to OPCO of (i) the capital stock and other equity interests in its wholly-owned subsidiaries that have a 100% interest in entities that own and operate the West Aquarius and the West Vencedor, (ii) an approximate 56% interest in the entities that own and operate the West Capella and (iii) a 100% interest in the West Capricorn;

•	the issuance by the Company to Seadrill of common units and subordinated units representing a % limited liability company interest in the Company;

•	the issuance by the Company to the Seadrill Member, of a 2% limited liability interest in the Company and all of the Company’s incentive distribution rights;

•

the issuance by the Company to the public of              common units representing limited liability company interests in the Company and the application of the net proceeds of approximately $         million as partial consideration for the Company’s acquisition from Seadrill of an approximate 30.0% interest in OPCO;

•	the payment by the Company of approximately $ million in offering fees and expenses from the IPO proceeds; and

•

the entry by OPCO into a $300 million revolving credit facility with Seadrill Limited, which will have no borrowings outstanding immediately following the completion of the IPO, and bear interest at a rate of LIBOR plus 5%, with an annual 2% commitment fee on the undrawn balance.

The effect on the unaudited Pro Forma Combined Consolidated Balance Sheet of certain of the transactions described above are more fully described in Note 3. The unaudited Pro Forma Combined Consolidated Balance Sheet includes the net assets of the Predecessor.

No working capital adjustments have been reflected in this Pro Forma Combined Consolidated Balance Sheet.

The unaudited pro forma combined consolidated financial information was derived by adjusting the historical Combined Consolidated Carve-out Financial Statements of the Predecessor. The adjustments reflected in the unaudited Pro Forma Combined Consolidated Balance Sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and related transactions, and that the pro forma adjustments in the unaudited Pro Forma Combined Consolidated Balance Sheet give appropriate effect to the assumptions.

The unaudited Pro Forma Combined Consolidated Balance Sheet does not purport to represent the Company’s financial position had the IPO and related transactions actually been completed on the date indicated. In addition, it does not project the Company’s financial position for any future date or period. The unaudited Pro Forma Combined Consolidated Balance Sheet and accompanying notes have been prepared in accordance with U.S. GAAP and should be read together with the Predecessor’s historical Combined Consolidated Carve-out Financial Statements and related notes included elsewhere in this prospectus.

In the opinion of management, this unaudited Pro Forma Combined Consolidated Balance Sheet contains all the adjustments necessary for a fair presentation.

2.	Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited Pro Forma Combined Consolidated Balance Sheet are those used by the Predecessor as set forth in its historical Combined Consolidated Carve-out Financial Statements contained elsewhere in this prospectus.

3.	Pro Forma Adjustments and Assumptions

The unaudited Pro Forma Combined Consolidated Balance Sheet gives pro forma effect to the following adjustments:

(a)	Formation and Initial Public Offering of Seadrill Partners LLC

•	the issuance by the Company to Seadrill of common units and subordinated units representing a % limited liability company interests in the Company;

•	the issuance by the Company to the Seadrill Member of a 2% limited liability company interest in the Company and all of the Company’s incentive distribution rights;

•

the issuance by the Company to the public of              common units representing limited liability company interests in the Company and the application of the net proceeds of approximately $         million as partial consideration for the Company’s acquisition from Seadrill of an approximate 30.0% interest in OPCO;

•

OPCO’s purchase of (i) a 100% interest in the entities that own and operate the West Aquarius and the West Vencedor, (ii) an approximate 56% interest in the entities that own and operate the West Capella, and (iii) a 100% of the West Capricorn.

•	the payment of approximately $ million in offering fees and expenses from the IPO proceeds.

(b)	Financing

•

the entry by OPCO into a $300 million revolving credit facility with Seadrill, which will have no borrowings outstanding immediately following the completion of the IPO and bear interest at a rate of LIBOR plus 5%, with an annual 2% commitment fee on the undrawn balance.

(c)	Assignment of Equity

•	the conversion of the adjusted equity of the Predecessor of $793.0 million from owner’s equity to common and subordinated units of the Company, as follows:

•	$ million for common units; and

•	$ million for subordinated units.

After such conversion, the members’ equity amounts of the common unitholders and the subordinated unitholders would be     % and     % of total equity.

Common units accrue cumulative cash distributions for any period during the subordination period in which the available cash is not sufficient to pay the minimum quarterly distribution of $         per unit.

The subordinated units may convert to common units if certain performance milestones are reached after a specified time. The subordination period also will end upon the removal of the Seadrill Member other than for cause if the units held by the Seadrill Member and its affiliates are not voted in favor of such removal. When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. See “How We Make Cash Distributions—Subordination Period” elsewhere in this prospectus.

The discussion of the Pro Forma Combined Consolidated Balance Sheet assumes that the underwriters’ over-allotment option is not exercised. If the underwriters exercise in full their option to purchase additional common units, the Company would receive approximately $ million of net proceeds from the sale of such common units, but would use such net proceeds to purchase from an affiliate of Seadrill a corresponding number of common units held by such affiliate.

4.	Commitments and Contingencies

Commitments and contingencies are set forth in the Predecessor’s historical Combined Consolidated Carve-out Financial Statements contained elsewhere in this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC

In our opinion, the accompanying Combined Consolidated Carve-out Balance Sheets and the related Combined Consolidated Carve-out Statements of Operations, Combined Consolidated Carve-out Statements of Changes in Owner’s Equity and Combined Consolidated Carve-out Statements of Cash Flows present fairly, in all material respects, the financial position of the carved-out predecessor to Seadrill Partners LLC (the “Seadrill Partners LLC Predecessor”), including the assets and liabilities associated with the drilling rigs the West Aquarius, the West Capella, the West Vencedor and the West Capricorn as described in Note 1 as at December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These Combined Consolidated Carve-out Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Combined Consolidated Carve-out Financial Statements based on our audit. We conducted our audit of these Combined Consolidated Carve-out Financial Statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Consolidated Carve-out Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Combined Consolidated Carve-out Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

Oslo, Norway

July 2, 2012

SEADRILL PARTNERS LLC PREDECESSOR

COMBINED CONSOLIDATED CARVE-OUT STATEMENTS OF OPERATIONS

for the years ended December 31, 2011 and 2010

(In US$ millions)

	2011	2010
Operating revenues
Contract revenues	$485.0	$467.6
Reimbursable revenues	12.2	10.7

Total operating revenues	497.2	478.3

Operating expenses
Rig operating expenses	157.5	131.8
Reimbursable expenses	11.7	8.7
Depreciation and amortization	57.8	56.8
General and administrative expenses	17.0	11.4

Total operating expenses	244.0	208.7

Net operating income	253.2	269.6

Financial items
Interest expense	(31.9)	(35.6)
Loss on interest rate swaps	(52.1)	(22.5)
Foreign exchange loss	(0.5)	—

Net financial expenses	(84.5)	(58.1)

Income before income taxes	168.7	211.5

Income taxes (note 5)	(27.6)	(35.0)

Net income	$141.1	$176.5

The accompanying notes are an integral part of these financial statements

SEADRILL PARTNERS LLC PREDECESSOR

COMBINED CONSOLIDATED CARVE-OUT BALANCE SHEETS

as of December 31, 2011 and 2010

(In US$ millions)

	2011	2010
ASSETS

Current assets
Cash and cash equivalents	$15.4	$5.2
Accounts receivables, net (note 7)	52.5	91.2
Current portion of deferred charges (note 11)	6.3	4.5
Other current assets (note 8)	21.9	5.1

Total current assets	96.1	106.0

Non-current assets
Newbuilds (note 9)	764.5	364.5
Drilling rigs (note 10)	1,334.6	1,409.5
Deferred charges – long-term (note 11)	14.1	11.6
Deferred tax asset (note 5)	1.1	1.4
Other non-current assets	0.1	0.2

Total non-current assets	2,114.4	1,787.2

Total assets	$2,210.5	$1,893.2

LIABILITIES AND OWNER’S EQUITY

Current liabilities
Current portion of long-term debt (note 13)	180.9	132.6
Trade accounts payable	1.0	1.6
Current portion of deferred mobilization revenue	12.0	12.0
Other current liabilities (note 12)	59.5	41.2

Total current liabilities	253.4	187.4

Non-current liabilities
Long-term interest bearing debt (note 13)	1,149.6	644.7
Deferred mobilization revenue – long-term	14.5	26.4

Total non-current liabilities	1,164.1	671.1

Commitments and contingencies (note 16)	—	—

Owner’s equity	793.0	1,034.7

Total liabilities and owner’s equity	$2,210.5	$1,893.2

The accompanying notes are an integral part of these financial statements

SEADRILL PARTNERS LLC PREDECESSOR

COMBINED CONSOLIDATED CARVE-OUT STATEMENTS OF CASH FLOWS

for the years ended December 31, 2011 and 2010

(In US$ millions)

	2011	2010
Cash Flows from Operating Activities
Net income	$141.1	$176.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57.8	56.8
Amortization of deferred loan charges	4.5	4.3
Amortization of mobilization revenue	(12.0)	(11.5)
Unrealized loss related to derivative financial instruments	52.1	22.5
Payments for long term maintenance	(3.8)	—
Deferred income tax expense	0.3	(1.4)
Changes in operating assets and liabilities
Mobilization fees received from customers	—	14.4
Trade accounts receivable	38.8	(14.5)
Trade accounts payable	(0.6)	(0.5)
Other current assets	(1.8)	0.2
Other current liabilities	17.2	(2.1)

Net cash provided by operating activities	293.6	244.7

Cash Flows from Investing Activities
Additions to newbuilds	(390.8)	(140.6)
Additions to rigs and equipment	(1.5)	—

Net cash used in investing activities	(392.3)	(140.6)

Cash Flows from Financing Activities
Proceeds from debt	1,484.2	891.3
Repayments of debt	(931.0)	(521.1)
Debt fees paid	(8.8)	(1.7)
Repayments of owner’s funding	(435.5)	(483.3)

Net cash provided by/(used in) financing activities	108.9	(114.8)

Net increase / (decrease) in cash and cash equivalents	10.2	(10.7)
Cash and cash equivalents at beginning of the period	5.2	15.9

Cash and cash equivalents at the end of period	15.4	5.2

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest	28.7	31.2
Income taxes paid	29.6	25.5

The accompanying notes are an integral part of these financial statements

SEADRILL PARTNERS LLC PREDECESSOR

COMBINED CONSOLIDATED CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY

for the years ended December 31, 2011 and 2010

(In US$ millions)

Owner’s Equity
Balance at January 1, 2010	$1,318.2
Net income	176.5
Movement in invested equity	(460.0)

Balance at December 31, 2010	1,034.7
Net income	141.1
Movement in invested equity	(382.8)

Balance at December 31, 2011	$793.0

The accompanying notes are an integral part of these financial statements

SEADRILL PARTNERS LLC PREDECESSOR

NOTES TO COMBINED CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS

Note 1 – Overview and Basis of Presentation

Background and Formation

On June 28, 2012, Seadrill Limited (“Seadrill” or the “Parent”) formed Seadrill Partners LLC (the “Company”) under the laws of the Republic of the Marshall Islands as part of its strategy for the Company to acquire, in connection with the Company’s proposed initial public offering of its common units (the “IPO”), a 30.0% limited partner interest and a non-economic general partner interest in Seadrill Operating LP, a Marshall Islands limited partnership and a 30.09% economic interest in Seadrill Capricorn Sarl, a Luxembourg company, which we collectively refer to as “OPCO”.

Prior to the IPO, Seadrill and its subsidiaries will transfer to (i) Seadrill Operating LP, (a) a 100% interest in the entities that own and operate the West Aquarius and the West Vencedor, and (b) an approximate 56% interest in the entities that own and operate the West Capella and (ii) Seadrill Capricorn Sarl, a 100% interest in the West Capricorn, which we collectively refer to as “OPCO’s Initial Fleet.” The combined net assets and results of operations of 100% ownership in OPCO’s Initial Fleet (including 100% ownership in the entities that own and operate the West Capella) are referred to as the “Predecessor.”

Seadrill is a publicly listed Bermudan company, specializing in the acquisition, ownership, operation and chartering of oil rigs and associated services. As of December 31, 2011, Seadrill operated a fleet of 40 offshore drilling rigs and had an additional 15 drilling rigs under construction.

Basis of Preparation and Presentation

The Predecessor’s Combined Consolidated Carve-out Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Investments in companies in which the Predecessor directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements. All inter-company balances and transactions are eliminated. The amounts are presented in United States dollars (“U.S. dollars”) rounded to the nearest million, unless otherwise stated.

The transfers described in the Background and Formation section above will represent a reorganization of entities under common control and will be recorded at historical cost. The Predecessor’s Combined Consolidated Carve-out Financial Statements have been prepared on a “carve-out” basis from the accounting records of the Parent using historical results of operations, assets and liabilities attributable to the Predecessor, including allocation of expenses from the Parent. Management believes the assumptions and allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Predecessor during the periods presented. The actual basis of allocation for each item is described below.

These Predecessor’s Combined Consolidated Carve-out Financial Statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Predecessor’s rig-owning and operating subsidiaries, plus the following items which have been assigned or allocated as set forth below:

•	The West Capricorn loan and associated balances have been assigned based on the actual debt agreements, as these are readily separable and identifiable within the books of Seadrill.

•

The Predecessor’s debts relating to the West Capella, the West Aquarius and the West Vencedor drilling rigs are held by Seadrill in connection with loan facilities which also cover non-Predecessor drilling rigs. Accordingly, the Predecessor’s share of these loan facilities, interest expense, deferred financing fees and related repayments and drawdowns for all periods presented have been carved-out based on the relative fair value of the Predecessor’s drilling rigs at December 31, 2011, which is based on external fair value assessments.

•

The Predecessor has also benefited from Seadrill’s general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill corporate group, a proportion of the interest cost of this debt has been included in the Predecessor’s Combined Consolidated Carve-out Financial Statements for the periods presented, based upon the relative fair value of the Predecessor’s drilling rigs at December 31, 2011 in proportion to the fair value of Seadrill’s drilling rigs (including the Predecessor’s drilling rigs).

•

A portion of Seadrill’s mark-to-market adjustments for interest rate swap derivatives have been allocated to the Predecessor’s Combined Consolidated Carve-out Statement of Operations on the basis of the Predecessor’s proportion of Seadrill’s floating rate debt.

•

Rig operating expenses, which include rig management fees for the provision of technical and commercial management of rigs, that cannot be attributed to specific drilling rigs have been allocated to the Predecessor based on intercompany charges from Seadrill.

•

Administrative expenses, which include stock-based compensation and defined benefit pension plan costs of Seadrill that cannot be attributed to specific drilling rigs, and for which the Predecessor is deemed to have received the benefit of, have been allocated to the Predecessor based on intercompany charges from Seadrill. The Predecessor has treated the defined benefit plan as a multiemployer plan operated by Seadrill and has included only period costs from Seadrill during the periods presented.

In accordance with the convention for carve-out financial statements, amounts due to and due from the Predecessor to other Seadrill entities are recognized within owner’s equity in the Predecessor’s Combined Consolidated Carve-out Financial Statements. Because Seadrill uses a centralized cash management system, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented have been deemed to have been treated as equity in the Predecessor. The Predecessor carve-out financial statements had negative working capital at December 31, 2011 and 2010. This is due to the historic financial positions of the Predecessor, historic interaction between the Predecessor and Seadrill, and the accounting treatment described above. A discussion of the relationship with Seadrill, including a description of the costs that have been allocated to the Predecessor, is included in Note 14 “Related Party Transactions.”

The financial position, results of operations and cash flows of the Predecessor may differ from those that would have been achieved had the Predecessor operated autonomously as a publicly traded entity for all years presented, as the Predecessor may have had, for example, additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a publicly traded entity.

Note 2 – Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods in these Predecessor’s Combined Consolidated Carve-out Financial Statements.

Use of Estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract Revenue

A substantial majority of the Predecessor’s revenues are derived from dayrate based drilling contracts (which may include lump sum fees for mobilization and demobilization) and other service contracts. Both dayrate based and lump sum fee revenues are recognized ratably over the contract period as services are rendered. Under some contracts, the Predecessor is entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any uncertainties regarding achievements of such targets are resolved or upon completion of the drilling program.

In connection with drilling contracts, the Predecessor may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding any extension option periods.

In some cases, the Predecessor may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the remaining contract term, excluding any extension option periods.

Reimbursable Revenue and Expenses

Reimbursements received for the purchases of supplies, personnel and other services provided on behalf of and at the request of our customers in accordance with a drilling contract are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Mobilization and Demobilization Expenses

Mobilization costs incurred as part of a contract are capitalized and recognized as expense over the original contract term, excluding any extension option periods. The costs of relocating drilling rigs that are not under contract are expensed as incurred.

Demobilization costs are costs related to the transfer of a vessel or drilling rig to a safe harbor or different geographic area and are expensed as incurred.

Rig Operating Expenses

Rig operating expenses are costs associated with operating a drilling rig that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate the rigs and are expensed as incurred.

Repairs, Maintenance and Periodic Surveys

Costs related to periodic surveys of drilling rigs are capitalized under drilling rigs and amortized over the anticipated period between overhauls, which is generally five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation and amortization expense.

Costs for other repair and maintenance activities are included in rig operating expenses and expensed when the repairs and maintenance take place.

Foreign Currencies

The Predecessor and its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Predecessor’s reporting currency is also U.S. dollars.

Transactions in foreign currencies during a period are translated into U.S. dollar at the rates of exchange in effect on the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Predecessor’s Combined Consolidated Carve-out statements of operations.

Current and Non-Current Classification

Receivables and liabilities are classified as current assets and liabilities, respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.

Receivables

Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. The Predecessor establishes reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, the Predecessor considers the financial condition of the customer as well as specific circumstances related to the receivable, such as customer disputes. Receivable amounts determined as being unrecoverable are written off.

Newbuilds

The carrying value of rigs under construction (“Newbuilds”) represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuild has been completed and it is ready for its intended use.

Capitalized Interest

Interest expenses are capitalized during construction of newbuilds based on accumulated expenditures for the applicable project at the Predecessor’s current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Predecessor does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Predecessor’s financing plans associate a specific new borrowing with a qualifying asset, the Predecessor uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Predecessor.

Drilling Rigs

Drilling rigs are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the Predecessor’s drilling rigs, when new, is 30 years.

Expenditures for major additions and improvements to rigs are capitalized, while routine maintenance and repairs are expensed as incurred.

Impairment of Long-Lived Assets

The carrying value of long-lived assets that are held and used by the Predecessor are reviewed for impairment whenever certain trigger events indicate that the carrying amount of an asset may no longer be appropriate. The Predecessor assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Derivative Financial Instruments and Hedging Activities

Net income includes an allocation of the Parent’s derivatives’ gains and losses related to mark-to-market adjustments on floating to fixed interest rate swaps. The Predecessor does not use hedge accounting for these instruments.

Income Taxes

Income taxes, as presented, are calculated on an “as if” separate tax return basis. Seadrill’s global tax model has been developed based on its entire business. Accordingly, the tax results are not necessarily reflective of the results that the Predecessor would have generated on a stand-alone basis. Income tax expense is based on reported income or loss before income taxes.

As tax law is based on interpretations and applications of the law, which are only ultimately decided by the courts of the particular jurisdictions, significant judgment is involved in determining our provision for income taxes in the ordinary course of our business. We recognize tax assets and liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based on the technical merits of each position and having regard to the relevant taxing authority’s widely understood administrative practices and precedence.

Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. The impact of tax law changes is recognized in periods when the change is enacted.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred Charges

Loan related costs, including debt arrangement fees and legal expenses, are capitalized and amortized over the term of the relevant loan and are included in interest expense.

Related Parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update, or ASU, 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (International Financial Reporting Standards)”. In general, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of ASC Topic 820, “Fair Value Measurement”. There are, however, some amendments that change particular principles or requirements relating to fair value measurement and disclosure. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Predecessor’s Combined Consolidated Carve-out Financial Statements.

In December 2011, the FASB issued ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” in order to standardize the disclosure requirements under U.S. GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Predecessor’s disclosures.

Note 3 – Basis for Combination

The following table lists the entities that are included in the Predecessor’s Combined Consolidated Carve-out Financial Statements for the years ending December 31, 2011 and December 31, 2010:

Name of the Company	Jurisdiction of Incorporation	Principal Activities
Seadrill China Operations Ltd	Bermuda	Rig owner
Seadrill Deepwater Drillship Ltd	Cayman Islands	Rig owner
Seadrill Capricorn Ltd	Bermuda	Rig owner
Seadrill Vencedor Ltd	Bermuda	Rig owner
Seadrill Tender Rigs Ltd	Bermuda	Previous rig owner
Subsea Drilling IV Ltd	Cyprus	Previous rig owner
Seadrill Asia Ltd	Hong Kong	Operating company
Seadrill Offshore AS	Norway	Operating company
Seadrill Mobile Units Nigeria	Nigeria	Service company

In addition to the entities listed above, the Predecessor’s Combined Consolidated Carve-out Financial Statements include allocations and charges from other Seadrill subsidiaries from which the Predecessor is deemed to have received benefit. This has been described further in Note 14 – Related Parties.

Note 4 – Segment Information

Operating Segment

The Predecessor fleet, which was regarded as one single global segment, will going forward be reviewed by the Chief Operating Decision Maker as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

A breakdown of the Predecessor’s revenues by customer for the years ended December 31, 2011 and 2010 would have been as follows:

Contract Revenue Split by Customer	2011	2010
ExxonMobil	42%	44%
Total	41%	43%
Chevron	17%	13%

Total	100%	100%

Geographic Data

Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the Predecessor’s revenues and fixed assets by geographic area:

Revenues

(In US$ millions)	2011	2010
Nigeria	$204.7	$204.1
China	115.7	49.1
Angola	82.7	61.7
Vietnam	60.6	—
Malaysia	30.8	—
Philippines	—	111.0
Indonesia	—	49.6
Other	2.7	2.8

Total	$497.2	$478.3

Fixed Assets – Operating Drilling Rigs (1)

(In US$ millions)	2011	2010
Nigeria	$576.7	$600.9
China	555.1	590.6
Angola	202.8	218.0

Total	$1,334.6	$1,409.5

(1)	The fixed assets referred to in the table above are the Predecessor’s operating drilling rigs. In addition to the three drilling rigs in operation that have been reflected in the table above, the West Capricorn rig, which was included within Newbuilds with a book value of $364.5 million and $764.5 million at December 31, 2010 and 2011, respectively, was located in Singapore throughout the periods presented. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 5 – Taxation

The components of income tax expense are as follows:

(In US$ millions)	2011	2010
Current tax expense:
Bermuda	$—	$—
Cayman Islands	—	—
China	9.6	4.2
Nigeria	11.8	12.5
Angola	3.9	4.5
Cyprus	—	6.5
Norway	2.0	8.7

Total current tax expense	27.3	36.4
Deferred tax (income) expense:
Angola	0.3	(1.4)

Total provision	$27.6	$35.0

Effective tax rate	16.7%	16.6%

A reconciliation between the income tax expense resulting from applying the Bermudan statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the Predecessor’s Combined Consolidated Carve-out Financial Statements as the Predecessor’s net income is not subject to Bermuda tax.

Rig movements between taxed jurisdictions also affect the provision of tax expense.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

The net deferred tax assets consist of the following:

(In US$ millions)	2011	2010

Deferred mobilization revenue	$1.1	$1.4

Total deferred tax assets	$1.1	$1.4

The Predecessor did not have any deferred tax liabilities at December 31, 2011 and 2010.

Note 6 – Operating Leases

The Predecessor has operating leases relating to a warehouse in Nigeria. For the year ended December 31, 2011, rental expenses amounted to $0.3 million. Future minimum rental payments are as follows:

Year Ending December 31,	US$ million
2012	$0.2
2013	0.4
2014	—
2015	—
2016	—
2017 and thereafter	—

Total	$0.6

Note 7 – Accounts Receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivable at December 31, 2011 was $0.4 million. There was no allowance for doubtful accounts at December 31, 2010.

The Predecessor did not recognize any bad debt expense in 2011 or 2010, but instead reduced contract revenue for any disputed amounts.

Note 8 – Other Current Assets

Other current assets include:

	December 31,
(In US$ millions)	2011	2010
Prepaid expenses	$1.4	$3.3
Legal settlement (1)	15.0	—
Other	5.5	1.8

Total	$21.9	$5.1

(1)	The legal settlement receivable relates to an arbitration settlement awarded to the Predecessor in December 2011 for liquidated damages on late delivery of the West Aquarius drilling rig from the yard. This was recorded as a reduction in the book value of the drilling rig, and therefore did not have any impact on the statement of operations. The Predecessor received this amount in full in 2012.

Note 9 – Newbuilds

	December 31,
(In US$ millions)	2011	2010
Opening balance	$364.5	$445.9
Additions	385.7	129.4
Capitalized interest and loan related costs	14.3	13.9
Re-classified as drilling rigs	—	(224.7)

Closing balance	$764.5	$364.5

Additions in 2010 principally related to the construction of the semi-submersible rig the West Capricorn, with some amounts relate to the tender rig the West Vencedor.

The re-classification to drilling rigs in 2010 is related to the commencement of operations of the West Vencedor in March 2010.

The closing balance at December 31, 2010, additions in 2011 and the closing balance at December 31, 2011 related to the West Capricorn, which was delivered from the yard in December 2011 but had not yet commenced operations at year end 2011.

Note 10 – Drilling Rigs

	December 31,
(In US$ millions)	2011	2010
Cost	$1,453.7	$1,471.7
Accumulated depreciation	(119.1)	(62.2)

Net book value	$1,334.6	$1,409.5

Depreciation expense related to the Predecessor’s drilling rigs was $56.9 million and $55.8 million for the years ended December 31, 2011 and 2010, respectively. In addition to these amounts the Predecessor recorded allocated depreciation expense in the Combined Consolidated Carve-out Statement of Operations related to other non-current assets of $0.9 million and $1.0 million for the years ended December 31, 2011 and 2010, respectively.

Note 11 – Deferred Charges

Deferred charges represent debt arrangement fees that are capitalized and amortized to interest expense over the life of the debt instrument.

	December 31,
(In US$ millions)	2011	2010
Debt arrangement fees	$31.3	$22.5
Accumulated amortization	(10.9)	(6.4)

Total book value	$20.4	$16.1

Less: Short-term portion	6.3	4.5

Long-term portion	$14.1	$11.6

Amortization for the period	4.5	4.3

Amortization of deferred charges related to the three rig specific credit facilities is expected to be $6.3 million in the years ending December 31 2012 and 2013, $4.2 million in 2014, $1.9 million in 2015 and $1.7 million in 2016.

Note 12 – Other Current Liabilities

Other current liabilities are comprised of the following:

	December 31,
(In US$ millions)	2011	2010
Income taxes payable	$16.6	$18.9
Employee withheld taxes, social security and vacation payment	2.8	0.9
Accrued interest expense	1.2	0.1
Accrued expenses	31.6	18.2
Other current liabilities	7.3	3.1

Total	$59.5	$41.2

Note 13 – Long-term Interest Bearing Debt

As of December 31, 2011 and 2010, the Predecessor had the following amounts outstanding under credit facilities:

	December 31,
(In US$ millions)	2011	2010
$1,500 credit facility	$654.3	$634.3
$1,200 term loan	126.2	143.0
$550 credit facility	550.0	—

Total interest bearing debt	$1,330.5	$777.3

Less: current portion	(180.9)	(132.6)

Long-term portion of interest bearing debt	$1,149.6	$644.7

The outstanding debt as of December 31, 2011 is repayable as follows:

Year ending December 31,	(In US$ millions)
2012	$180.9
2013	180.9
2014	508.1
2015	130.7
2016 and thereafter	330.0

Total	$1,330.5

Credit Facilities

$1,500 Million Secured Credit Facility

In June 2009, Seadrill entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agents, to partly fund the acquisition of the West Capella, the West Sirius, the West Ariel and the West Aquarius rigs, which have been pledged as collateral. For the purposes of this carve-out only the proportion relating to the West Capella and the West Aquarius rigs are included in the Combined Consolidated Carve-out Financial Statements. The Seadrill net book value at December 31, 2011 of the rigs pledged as collateral is $1,783 million, of which $1,132 million relates to the Predecessor. The loan facility includes a number of different tranches which bear interest at a margin ranging from 1.40% to 3.50% plus London Interbank Offered Rate (“LIBOR”), has a guaranteed commission of 1.90% on the export finance tranche, and is repayable over a term of five years. At maturity, a balloon payment of $662.0 million is due, of which $409.0 million relates to the Predecessor.

The Predecessor’s share of quarterly principal repayments was $12.7 million dollars in 2010 and the first two quarters of 2011, which increased to $27.3 million per quarter for the remainder of 2011. In addition to the scheduled quarterly principal repayments, the Predecessor drew down and made repayments on the revolving facility throughout the periods presented as part of its cash management strategy. The Predecessor’s share of aggregate drawdowns was $934.2 million and $741.8 million for the years ended December 31, 2011 and 2010, respectively. The Predecessor’s share of aggregate repayments of the revolving facility was $834.3 million and $463.5 million for the years ended December 31, 2011 and 2010, respectively.

$1,200 Million Secured Term Loan

In June 2010, Seadrill entered into a $1,200 million secured term loan with a group of various commercial lending institutions and export credit agencies. The loan is secured by one ultra-deepwater semi-submersible drilling rig (West Orion), one ultra-deepwater drillship (West Gemini) and one tender rig (West Vencedor). For the purposes of this carve-out only the proportion relating to West Vencedor has been included within the combined consolidated carve-out financial statements. The Seadrill net book value at December 31, 2011 of the rigs pledged as collateral is $1,524 million, of which $203 million relates to the Predecessor. The loan facility includes a number of different tranches which bear interest at a margin ranging from 0.58% to 2.25% plus LIBOR, has a guaranteed commission of 1.40% on the export finance tranche, and is repayable over a term of five years. At maturity a balloon payment of $566.7 million is due, of which $71.5 million relates to the Predecessor.

The Predecessor’s share of quarterly principal repayments was $2.6 million dollars in the third quarter of 2010, which increased to $4.2 million per quarter for the remainder of 2010 and all of 2011.

$550 Million Secured Credit Facility

In December 2011, Seadrill entered into a $550 million secured credit facility with a syndicate of banks to partly fund the delivery of the ultra-deepwater semi-submersible drilling rig the West Capricorn, which has been pledged as collateral. The net book value at December 31, 2011 of the rig pledged as collateral is $764 million. The facility includes a number of different tranches which bear interest at a margin ranging from 1.50% to 2.25% plus LIBOR, has a guaranteed commission of 1.40% on the export finance tranche, and is repayable over a term of five years. At maturity, a balloon payment of $275 million is due, 100% of which relates to the Predecessor.

The quarterly principal repayments were $13.8 million dollars throughout 2011.

Covenants on Loans and Bonds

Bank Loans

In addition to the collateral provided to lenders in the form of pledged assets, Seadrill’s bank loan agreements generally contain financial covenants, the primary covenants being as follows:

•	Aggregated minimum liquidity requirement for Seadrill and its subsidiaries (the “Seadrill Group”): to maintain cash and cash equivalents of at least $75 million within the Seadrill Group.

•	Interest coverage ratio: maintain an EBITDA to interest expense ratio of at least 2.5:1.0.

•

Current ratio: maintain current assets to current liabilities ratio of at least 1.0:1.0. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies that are at least 20% owned. Current liabilities are defined as book value less the current portion of long term debt.

•	Equity to asset ratio: maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling rigs.

•

Leverage ratio: maintain a ratio of net debt to EBITDA no greater than 4.5:1.0. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

These covenants are measured at the Seadrill level and are not applicable to the Predecessor. However, the Predecessor’s credit facilities and term loans contain cross-default provisions that would be triggered if Seadrill defaults under its indebtedness. Seadrill was in compliance with all financial loan covenants as of December 31, 2011.

Note 14 – Related Party Transactions

Invoiced Charges

Historically, the Predecessor has been an integrated part of the Parent. As described in Note 1, the Parent has charged the Predecessor for the periods presented for the provision of technical and commercial management of the drilling rigs, as well as a share of the Parent’s general and administrative costs. Amounts charged to the Predecessor by other Seadrill Group companies for the years ended December 31, 2011 and 2010 were $45.1 million and $39.0 million, respectively, which include charges related to the following:

•

$18.1 million and $15.3 million for the years ended December 31, 2011 and 2010, respectively, from the Seadrill corporate head office in Norway and the regional offices in Dubai, Singapore and Houston related to personnel costs, office rent and other administrative costs, including:

•

Pension expense: Seadrill has a defined benefit plan covering substantially all Norwegian employees, in addition to various defined contribution plans covering employees located in other areas around the world. Defined benefit pension plan costs charged to the Predecessor for the years ended December 31, 2011 and 2010 were $0.1 million and $0.2 million, respectively.

•	Share based payment expense: The Predecessor’s share of Seadrill’s stock option expenses was $1.4 million and $1.4 million for the years ended December 31, 2011 and 2010, respectively.

•	$17.1 million and $14.0 million for the years ended December 31, 2011 and 2010, respectively, related to rig operating costs charged from the Angolan service company.

•

The Predecessor’s drilling rigs were insured by a Seadrill Group company during the periods presented. Insurance premiums charged to the Predecessor related to the Predecessor’s rigs were $9.9 million and $9.7 million for the years ended December 31, 2011 and 2010, respectively.

Allocated Costs

As described in Note 1, the Predecessor’s Combined Consolidated Carve-out Financial Statements include certain allocations. Amounts allocated to the statement of operations for the years ended December 31, 2011 and 2010 are:

(In US$ millions)	2011	2010
Interest expense on rig specific debt	$31.2	$30.2
Derivatives gains and losses	52.1	22.5
Interest expense on general purpose debt	0.7	5.3

Total allocated costs and expenses	$84.0	$58.0

Certain Predecessor subsidiaries use a cash pooling arrangement within the Parent’s corporate group, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function. Because of the accounting convention for carve-out financial statements, the amount due from the Parent with respect to this cash is recognized as invested equity in the Predecessor financial statements. In connection with the IPO which is described in more detail in Note 17 - Subsequent Events, the owner’s equity presented in the Predecessor’s Combined Consolidated Carve-out Financial Statements will be assigned to the units representing Seadrill’s interest in the Predecessor.

Note 15 – Risk Management and Financial Instruments

The majority of our gross earnings from drilling rigs are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Predecessor. However, the Predecessor has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. The Predecessor is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the Predecessor’s cash flows and statement of operations.

Interest Rate Risk Management

The Predecessor’s exposure to interest rate risk relates mainly to its portion of the Parent’s floating interest rate debt and to some degree the balances of surplus funds placed with financial institutions by the Parent. The Parent manages this exposure through the use of interest rate swaps. The Parent’s goal is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Predecessor with flexibility to meet all requirements for working capital and capital investments.

The Predecessor has been allocated a proportion of the Parent’s loss on interest rate swaps for the years ended December 31, 2011 and 2010 based on its share of floating interest debt and, therefore, no positions are recorded within the Predecessor’s financial statements.

Details of the Parent’s Interest Rate Swaps

The extent to which the Parent utilizes interest rate swaps to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates. At December 31, 2011 and 2010, the Parent had interest rate swap agreements with an outstanding principal of $4,738 million and $2,706 million, respectively. In addition, the Parent had outstanding cross currency interest rate swaps at December 31, 2011 and 2010 with principal amounts of $34 million and $174 million, respectively. These agreements do not qualify for hedge accounting, and accordingly the Predecessor’s share of any changes in the fair values of the swap agreements are included in the Predecessor’s Combined Consolidated Carve-out Financial Statement of Operations under “Loss on interest rate swaps”. The Parent’s combined total fair value of the interest rate swaps and cross currency interest swaps outstanding December 31, 2011 and 2010 amounted to a liability in the Parent’s financial statements of $345 million and $145 million, respectively. The fair values of the Parent’s interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and Norwegian Interbank Offered Rate (“NIBOR”) interest rates as of December 31, 2011 (classified as “level two” inputs in the Parent company’s financial statements). At December 31, 2011, the Parent had 25 interest rate swap agreements, most of which receive rates of three month LIBOR, while paying rates between 2.14% and 4.63%. The contracts have starting dates ranging from May 2005 to June 2013, and maturity dates from September 2012 to December 2018. Counterparties to these agreements are DnB NOR Bank ASA, Swedbank AB, Fokus Bank, ABN Amro and ING Bank N.V.

Credit Risk

The Predecessor has financial assets which expose the Predecessor to credit risk arising from possible default by a counterparty. The Predecessor considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Predecessor, in the normal course of business, does not demand collateral from its counterparties.

Fair Values

The carrying value and estimated fair value of the Predecessor’s financial assets and liabilities at December 31, 2011 and December 31, 2010 are as follows:

	December 31,
(In US$ millions)	2011		2010
	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	$15.4	$15.4	$5.2	$5.2
Current portion of long-term debt	180.9	180.9	132.6	132.6
Long-term portion of floating rate debt	1,149.6	1,149.6	644.7	644.7

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Predecessor at prices other than the outstanding balance plus accrued interest.

The Predecessor does not have any financial instruments that are measured at fair value on a recurring basis.

Accounting Standards Codification (“ASC”) Topic 820 Fair Value Measurement and Disclosures (formerly SFAS 157) (“ASC Topic 820”) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Predecessor has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Predecessor’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and the Predecessor considers factors specific to the asset or liability.

Retained Risk

Physical Damage Insurance

The Parent purchases hull and machinery insurance to cover for physical damage to its drilling rigs and charges the Predecessor for the cost related to the Predecessor fleet.

The Predecessor retains the risk for the deductibles relating to physical damage insurance on the Predecessor’s rig fleet. The deductible is currently a maximum of $5 million per occurrence.

Loss of Hire Insurance

The Parent purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Parent’s physical damage insurance, and charges the Predecessor for the cost related to the Predecessor fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Predecessor is compensated for loss of revenue are limited to between 210 and 290 days. The Predecessor retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

Protection and Indemnity Insurance

The Parent purchases protection and indemnity insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million per event and in the aggregate.

The Predecessor retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Fokus Bank. The Predecessor considers these risks to be remote.

In the years ended December, 31, 2011 and 2010, 42% and 44%, respectively, of the Predecessor’s contract revenues were received from subsidiaries of ExxonMobil Corporation (“Exxon”), 41% and 43%, respectively, from Total S.A. (“Total”) and 17% and 13%, respectively, from Chevron Corporation (“Chevron”). There is thus a concentration of revenue risk towards Exxon, Total and Chevron.

Note 16 – Commitments and Contingencies

Legal Proceedings

From time to time, the Predecessor is a party, as plaintiff or defendant, to certain commercial disputes for variation orders arising from the operation of its drilling rigs and other claims, in the ordinary course of business. The Predecessor believes that the resolution of such claims will not have a material adverse effect on the Predecessor’s operations or financial condition. The Predecessor’s best estimate of the outcome of the various disputes has been reflected in the Combined Consolidated Carve-out Financial Statements of the Predecessor as of December 31, 2011.

Pledged Assets

The book value of assets pledged under mortgages and overdraft facilities at December 31, 2011 and 2010 were $2,099.1 million and $1,774.0 million, respectively.

Purchase Commitments

At December 31, 2011 and 2010, the Predecessor had contractual commitments of $3.0 million and $320.0 million, respectively, for the construction of the West Capricorn semi-submersible rig.

Guarantees

At December 31, 2011, Seadrill had issued the following guarantees in favor of third parties related to the Predecessor rigs:

•	Guarantees issued in favor of banks in relation to customs in Nigeria (West Capella) for $157.4 million and China (West Aquarius) for $173.7 million.

•	Guarantees to Exxon (West Aquarius) for $90.0 million and Total (West Capella) for $25.0 million in relation to the Predecessor’s performance under the respective drilling contracts.

There were no guarantees in relation to the West Vencedor or West Capricorn.

Note 17 – Subsequent Events

On June 28, 2012, Seadrill formed the Company under the laws of the Republic of the Marshall Islands as part of its strategy for the Company to acquire, in connection with the Company’s proposed IPO, a 30.0% limited partner interest and a non-economic general partner interest in Seadrill Operating LP, a Marshall Islands limited partnership and a 30.09% economic interest in Seadrill Capricorn Sarl.

APPENDIX A

FORM OF FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

SEADRILL PARTNERS LLC

A-1

Seadrill Partners LLC

             Common Units

Representing Limited Liability Company Interests

[LOGO]

PRELIMINARY PROSPECTUS

                    , 2012

Citigroup

Until             , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

II-1

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

The section of the prospectus entitled “The Operating Agreement—Indemnification” discloses that we will generally indemnify our directors, officers and the affiliates of the Seadrill Member to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement in which Seadrill Partners LLC and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7. Recent Sales of Unregistered Securities.

On June 28, 2012, in connection with the formation of the limited liability company, Seadrill Partners LLC issued to (a) Seadrill Member LLC a 2.0% limited liability company interest in the limited liability company for $20.00 and (b) Seadrill Limited a 98.0% limited liability company interest in the limited liability company for $980.00 in an offering exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

Item 8. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Certificate of Formation of Seadrill Partners LLC

3.2*	Form of First Amended and Restated Limited Liability Company Agreement of Seadrill Partners LLC (included as Appendix A to the Prospectus)

3.5*	Certificate of Limited Partnership of Seadrill Operating LP

3.6*	Form of Agreement of Limited Partnership of Seadrill Operating LP

3.7*	Certificate of Formation of Seadrill Operating GP LLC

3.8*	Form of Limited Liability Company Agreement of Seadrill Operating GP LLC

3.9*	Articles of Association of Seadrill Capricorn Sarl

5.1*	Opinion of Watson, Farley & Williams (New York) LLP as to the legality of the securities being registered

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters

8.2*	Opinion of Watson, Farley & Williams (New York) LLP relating to tax matters

10.1*	Form of Contribution, Conveyance and Assumption Agreement

10.2*	Form of Omnibus Agreement

10.3*	Form of Management and Administrative Services Agreement with Seadrill Management ASA

10.4*	Form of Advisory, Technical and Administrative Services Agreement

21.1*	List of Subsidiaries of Seadrill Partners LLC

23.1*	Consent of PricewaterhouseCoopers AS

23.2*	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibits 5.1 and 8.2)

23.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	Power of Attorney (included in signature page)

*	To be provided by amendment.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each member at least on an annual basis a detailed statement of any transactions with the Seadrill Member or its affiliates and of fees, commissions, compensation and other benefits paid, or accrued to the Seadrill Member or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the members the financial statements required by Form 20-F for the first full fiscal year of operations of the company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of             ,              on the          day of             , 2012.

SEADRILL PARTNERS LLC

By:
	Name:	Graham Robjohns
	Title:	Chief Executive Officer

Each person whose signature appears below appoints             ,              and              as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Graham Robjohns	Chief Executive Officer, Principal Executive Officer	, 2012

Rune Magnus Lundetræ	Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer	, 2012

Kate Blankenship	Director	, 2012

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Seadrill Partners LLC in the United States, has signed the Registration Statement in the City of Newark, State of Delaware on the          day of             , 2012.

PUGLISI & ASSOCIATES

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director
Authorized Representative in the United States

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Certificate of Formation of Seadrill Partners LLC

3.2*	Form of First Amended and Restated Limited Liability Company Agreement of Seadrill Partners LLC (included as Appendix A to the Prospectus)

3.5*	Certificate of Limited Partnership of Seadrill Operating LP

3.6*	Form of Agreement of Limited Partnership of Seadrill Operating LP

3.7*	Certificate of Formation of Seadrill Operating GP LLC

3.8*	Form of Limited Liability Company Agreement of Seadrill Operating GP LLC

3.9*	Articles of Association of Seadrill Capricorn Sarl

5.1*	Opinion of Watson, Farley & Williams (New York) LLP as to the legality of the securities being registered

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters

8.2*	Opinion of Watson, Farley & Williams (New York) LLP relating to tax matters

10.1*	Form of Contribution, Conveyance and Assumption Agreement

10.2*	Form of Omnibus Agreement

10.3*	Form of Management and Administrative Services Agreement with Seadrill Management ASA

10.4*	Form of Advisory, Technical and Administrative Services Agreement

21.1*	List of Subsidiaries of Seadrill Partners LLC

23.1*	Consent of PricewaterhouseCoopers AS

23.2*	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibits 5.1 and 8.2)

23.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	Power of Attorney (included in signature page)

Exhibit 3.1

Certificate of Formation

of

Seadrill Partners LLC

Under Section 9 of The Marshall Islands Limited Liability Company Act

The undersigned, Daniel C. Rodgers, authorized person of Seadrill Partners LLC, for the purpose of forming a Marshall Islands limited liability company, hereby certifies:

1.	The name of the limited liability company is: Seadrill Partners LLC (the “Company”).

2.	The registered address of the Company in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Company’s registered agent in the Marshall Islands upon whom process may be served at such address is The Trust Company of the Marshall Islands, Inc.

3.	The formation date of the Company is the date of the filing of this Certificate of Formation with the Registrar of Corporations.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the 28th day of June, 2012.

/s/ Daniel C. Rodgers
Daniel C. Rodgers
Authorized Person